Form 10-K, Exhibit 13
period 1997-02-01
INTIMATE BRANDS INC
filed 1997-04-30
CIK 945676

                               FINANCIAL SUMMARY                      EXHIBIT 13
                                                                      ----------


(Thousands except per share amounts, ratios and store and associate data)
--------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                          1996           1995/./       1994         1993         1992         1991*
 ................................................................................................................................
SUMMARY OF OPERATIONS
Net Sales                                          $2,997,340     $2,516,555   $2,108,310   $1,630,828   $1,325,326   $1,199,496
Gross Income                                       $1,055,045     $  820,928   $  702,287   $  496,500   $  397,936   $  366,938
Operating Income                                   $  458,142     $  386,296   $  337,988   $  218,462   $  167,287   $  177,837
Operating Income as a Percentage of Sales                15.3%          15.4%        16.0%        13.4%        12.6%        14.8%
Income Before Income Taxes                         $  430,210     $  340,059   $  337,988   $  218,462   $  167,287   $  177,837
Net Income                                         $  258,210     $  204,059   $  202,988   $  132,462   $  102,287   $  106,404
Net Income as a Percentage of Sales                       8.6%           8.1%         9.6%         8.1%         7.7%         8.9%
 ................................................................................................................................
OTHER FINANCIAL INFORMATION
Total Assets                                       $1,135,162     $  943,353   $  768,551   $  655,061   $  611,429   $  487,388
Return on Average Assets                                   25%            24%          29%          21%          19%          26%
Working Capital                                    $  333,295     $  241,177   $  220,757   $  157,464   $  151,870   $  169,703
Current Ratio                                             2.0            2.0          2.6          2.3          2.6          3.1
Capital Expenditures                               $  123,630     $  128,229   $  107,037   $   81,145   $   78,792   $   76,975
Long-Term Debt                                     $  350,000     $  350,000            -            -            -            -
Debt-to-Equity Ratio                                       87%           130%           -            -            -            -
Shareholders' Equity                               $  402,053     $  268,937   $  573,195   $  469,136   $  455,180   $  371,188
Return on Average Shareholders' Equity                     77%            48%          39%          29%          25%          36%
Comparable Store Sales Increase                             7%             1%          13%           9%           1%           8%
 ................................................................................................................................
PER SHARE RESULTS
Net Income                                         $     1.02     $     0.92   $     0.97   $     0.63   $     0.49   $     0.51
Book Value                                         $     1.59     $     1.06   $     2.73   $     2.23   $     2.17   $     1.77
Weighted Average Shares Outstanding                   252,942        221,300      210,000      210,000      210,000      210,000
 ................................................................................................................................
STORES AND ASSOCIATES AT END OF YEAR
Total Number of Stores Open                             1,609          1,293        1,037          879          743          662
Selling Square Feet                                 5,047,000      4,230,000    3,419,000    2,915,000    2,349,000    1,895,000
Number of Associates                                   43,900         39,300       30,100       22,500       15,900       14,200
--------------------------------------------------------------------------------------------------------------------------------

/./ Fifty-three week fiscal year.
* Includes the results of companies acquired subsequent to the date of acquisition.


NUMBER OF STORES
1992 ----------------   743
1993 -------------------   879
1994 ---------------------- 1,037
1995 ------------------------- 1,293
1996 ---------------------------- 1,609

                   Intimate Brands, Inc. 30 1996 Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS

Net sales for the 1996 thirteen-week fourth quarter were $1.161 billion, an increase of 19% from $977 million for the fourteen-week fourth quarter a year ago. Operating income before special and nonrecurring items was $281 million, up 23% compared to $228 million last year. Earnings per share before special and nonrecurring items were up 25% to $0.65 compared to $0.52 in 1995. The Company recognized a $12 million special and nonrecurring charge in the fourth quarter of 1996 reflecting the early 1997 sale of Penhaligon's, a wholly-owned, U.K.- based subsidiary. The 1996 operating results for Penhaligon's, representing sales of $5.5 million and a pre-tax loss of $3.1 million, are included in the Company's consolidated results. After reflecting the Penhaligon's charge, earnings per share were $0.62 for the quarter, up 19% over last year.

  Net sales for the fifty-two week fiscal year ended February 1, 1997 increased 19% to $2.997 billion from $2.517 billion for the fifty-three week last year. Operating income for the year before special and nonrecurring charges increased 22% to $470 million from 1995's $386 million. Earnings per share before the Penhaligon's charge were $1.05 in 1996 compared to $0.85 on a pro-forma basis a year ago, an increase of 24%. After reflecting the Penhaligon's charge, the Company earned $1.02 per share, an increase of 20% over last year's pro-forma results.

  The table below includes pro-forma 1995 results reflecting 1) approximately 250 million shares outstanding subsequent to the initial public offering ("IPO"), 2) interest expense on only the Company's outstanding long-term debt subsequent to the IPO for the entire year and 3) the elimination of interest earned on temporary excess cash related to the IPO of the Company.

Divisional highlights include the following:

 . Victoria's Secret is now a $2 billion brand. Victoria's Secret Stores achieved an annual sales increase of 13% to $1.45 billion while operating income increased 14%, bolstered by strong fourth quarter margins. Building strong brand equity throughout the year with new products like the Perfect Silhouette bra and the growing Victoria's Secret Bath & Fragrance business has put Victoria's Secret Stores in an excellent position as we begin 1997.

 . Victoria's Secret Catalogue experienced a year that started out more slowly than expected, but regained momentum in the last half of the year. Sales for the year were $684 million, up 3%. Although fourth quarter sales were basically flat, operating profits grew by 27%.

 . Bath & Body Works, Intimate Brands' fastest growing and highest profit margin business, grew 1996 sales by 59% to $753 million and operating profits by 55%. Two hundred and fifty-two stores were added, solidifying Bath and Body Works' position in the personal care retail industry. In the fourth quarter, sales increased 58% and profits were up 60%, driven by a successful Holiday selling season. Bath and Body Works anticipates opening approximately 200 stores in 1997, including an additional 35 Bath & Body Works at Home test stores.

Year-to-Date
 ..............................................................................
                                    As      Pro-forma                       As
                              Reported    Adjustments    Pro-forma    Reported
                           February 3,    February 3,  February 3, February 1,
                                  1996           1996         1996        1997
------------------------------------------------------------------------------
Operating income              $386,296             --     $386,296    $458,142
Interest expense               (49,536)       $17,364      (32,172)    (32,544)
Other income, net                3,299         (1,430)       1,869       4,612
------------------------------------------------------------------------------
Income before income taxes     340,059         15,934      355,993     430,210
Provision for income taxes     136,000          6,400      142,400     172,000
 ..............................................................................
Net income                    $204,059        $ 9,534     $213,593    $258,210
------------------------------------------------------------------------------
Net income per share              $.92                        $.85       $1.02
------------------------------------------------------------------------------
Weighted average shares
 outstanding                   221,300         29,260      250,560     252,942
------------------------------------------------------------------------------

                  Intimate Brands, Inc. 31 1996 Annual Report

FINANCIAL SUMMARY

The following summarized financial data compares fiscal 1996 to the comparable periods for 1995 and 1994:

                                                                                                    % Change
                                                                                             ......................
Net Sales (millions):                                            1996     1995*     1994     1996-1995    1995-1994
 ...................................................................................................................
 Victoria's Secret Stores                                      $1,450   $1,286    $1,181           13%           9%
 Victoria's Secret Catalogue                                      684      661       569            3%          16%
 Bath & Body Works                                                753      475       260           59%          83%
 Cacique                                                           88       80        92           10%         (13%)
 Other                                                             22       15         6
 ...................................................................................................................
 Total                                                         $2,997   $2,517    $2,108           19%          19%
 ...................................................................................................................
Increase (Decrease) in Comparable Store Sales:
 Victoria's Secret Stores                                           5%      (1%)      12%
 Bath & Body Works                                                 11%      21%       39%
 Cacique                                                            8%     (20%)     (12%)
 ...................................................................................................................
 Total                                                              7%       1%       13%
 ...................................................................................................................
Retail sales increase attributable to
 new and remodeled stores                                          19%      17%       16%
Retail sales per average selling square foot                   $  495   $  483    $  486            2%          (1%)
Retail sales per average store (thousands)                     $1,583   $1,585    $1,606            0%          (1%)
Average store size at the end of year (selling square feet)     3,137    3,271     3,297           (4%)         (1%)
Retail selling square feet (thousands)                          5,047    4,230     3,419           19%          24%
 ...................................................................................................................
Number of stores:
 Beginning of year                                              1,293    1,037       879
  Opened                                                          325      260       166
  Closed                                                           (9)      (4)       (8)
 ...................................................................................................................
 End of year                                                    1,609    1,293     1,037           24%          25%
-------------------------------------------------------------------------------------------------------------------

* Represents fifty-three week fiscal year

Net Sales

Net sales for the thirteen-week fourth quarter of 1996 increased by 19% to $1.161 billion over the fourteen-week fourth quarter of 1995. Excluding the extra fifty-third week last year, net sales increased 24%. This increase was primarily attributable to the net addition of 316 new stores and 64 remodel/expansions, which accounted for 83% of the total net sales increase. The balance of the increase was due principally to the 8% increase in comparable store sales and an $18 million increase in catalogue and other sales, offset by the extra week in 1995. In 1995, fourth quarter sales increased 22% to $977 million over 1994. The sales increase was primarily attributable to 256 net new and 60 remodeled stores, which accounted for 69% of the increase. The balance of the increase came from the extra week (22% of the total increase), a 3% increase in catalogue sales and a 1% increase in comparable store sales.

  Sales for 1996, a fifty-two week fiscal year, increased by 19% to $2.997 billion over the fifty-three week 1995 fiscal year. Excluding the fifty-third week in 1995, net sales increased 21% for the year. The sales increase was attributable to new and remodeled stores (accounting for 73% of the total net sales increase), and a 7% increase in comparable store sales (25% of the total increase), and a $41 million increase in catalogue and other sales, offset by the extra week in 1995. In 1995, sales increased by 19% to $2.517 billion from 1994. The sales increase was attributable to new and remodeled stores, which accounted for 65% of the total net sales increase. In addition, a 14% increase in catalogue sales accounted for 19% of the total increase, 10% from the extra week in 1995 and a 1% increase in comparable store sales comprised the balance.

  In 1996, Victoria's Secret Stores sales increased 13% to $1.450 billion over 1995. The sales increase was primarily attributable to the net addition of 65 new stores and 312,000 selling square feet (70% of the total increase). The remaining increase came from a 5% increase in comparable store sales, slightly offset by the impact of the extra week in 1995. In 1995, Victoria's Secret Stores sales increased 9% to $1.286 billion over the fifty-two week fiscal year 1994. The increase was primarily attributable to the net addition of 70 stores and 428,000 selling square feet, as the increase attributable to the extra week in 1995 was offset by the 1% decrease in comparable store sales.

  In 1996, Bath & Body Works sales increased 59% to $753 million over 1995. The increase was primarily attributable to a net increase of 252 new stores and 506,000 selling square feet, which repre-


                  Intimate Brands, Inc. 32 1996 Annual Report sents 84% of the total increase in net sales. The remaining increase came from the 11% increase in comparable store sales, partially offset by the extra week in 1995. In 1995, Bath & Body Works sales increased by 83% to $475 million over the fifty-two week period in 1994. The increase was attributable to a net increase of 180 stores and 359,000 selling square feet (73% of the total increase). The remainder of the increase was due to a 21% increase in comparable store sales and the extra week in 1995.

 In 1996, Victoria's Secret Catalogue net sales increased 3% to $684 million over 1995. A 7% increase in net sales attributable to the 11% increase in catalogue circulation for the year was partially offset by the impact of the extra week in 1995. In 1995, Victoria's Secret Catalogue sales increased 16% to $661 million over the fifty-two week period in 1994. Catalogue circulation increased 25% for the year, which accounted for 84% of the net sales increase. The remaining increase was due to the extra week in 1995.

Gross Income

Gross income increased as a percentage of net sales to 40.4% for the fourth quarter 1996 from 37.4% for the same period in 1995. The rate increase is primarily due to a 1.8% increase in merchandise margins (representing gross income before the deduction of buying and occupancy costs) as well as a 1.2% rate reduction in buying and occupancy costs. The increase in gross income rate is primarily the result of the growth of Bath & Body Works in the overall mix of net sales for the Company. Bath & Body Works 1996 fourth quarter sales were approximately 32% of the total Company compared to 24% in 1995. Bath & Body Works has historically recorded significantly higher merchandise margins on personal care products (higher initial markups) and lower buying and occupancy costs (due to smaller store size and higher sales productivity), as compared with the balance of the Company. The Company believes that the continued strong growth of Bath & Body Works will have a positive ongoing impact on gross income as a percent of total Company sales. The increase in merchandise margins was also impacted by increased rates at both Bath & Body Works (primarily from lower promotional activity), and Victoria's Secret Stores (primarily from higher initial markup). Buying and occupancy costs were also favorably impacted by Victoria's Secret Catalogue, which experienced a decrease in catalogue and related costs, due to lower paper prices.

  In fourth quarter 1995, gross income decreased as a percent of net sales to 37.4% from 38.3% for the same period in 1994. The decrease was primarily due to a 0.7% decrease in merchandise margins, as well as a 0.2% increase in buying and occupancy costs expressed as a percentage of sales. The decrease in merchandise margins was primarily the result of Victoria's Secret Stores' decline from 1994's outstanding performance. This was offset to some extent by the growth of Bath & Body Works from 17% to 24% of total Company sales. The increase in buying and occupancy costs was primarily a result of higher catalogue and related costs. Significant paper and postage cost increases pushed catalogue and related expense up by 32% over 1994, on a 25% increase in catalogues mailed.

  Gross income for 1996, expressed as a percent of net sales, increased 2.6% to 35.2% from 32.6% in 1995. The increase is attributed to a 1.5% increase in merchandise margins and a 1.0% decrease in buying and occupancy costs. The primary factor resulting in the increase is the change in the mix in sales of the Company, as Bath & Body Works increased from 19% of total sales in 1995 to 25% in 1996. Victoria's Secret Stores contributed to the increase in gross income as a percent of net sales by improving merchandise margins through increased initial markup. In 1995, gross income, expressed as a percentage of net sales, was 32.6%, which was 0.7% below the rate for 1994. The decrease was primarily due to a 0.4% increase in buying and occupancy costs as a percent of sales and a 0.3% decrease in merchandise margins. The increase in buying and occupancy costs was primarily a result of higher catalogue and related costs. The decrease in merchandise margin was primarily from Victoria's Secret Stores' decline from 1994's outstanding performance. This was partially offset by the growth of Bath & Body Works, from 12% to 19% of total sales, with its higher merchandise margins than Company average.

General, Administrative and Store
Operating Expenses

General, administrative and store operating expenses increased as a percent of net sales to 16.2% in the fourth quarter of 1996 from 14.1% and 13.5% for the same periods in 1995 and 1994. This increase is primarily the result of the growth of Bath & Body Works net sales in the fourth quarter from 17% of total Company sales in 1994, to 24% in 1995 and 32% in 1996. Bath & Body Works, which operates in significantly smaller stores, has historically recorded higher than Company average general, administrative and store operating expenses as a percent of sales


                  Intimate Brands, Inc. 33 1996 Annual Report due to its emphasis on point of sale marketing and sales floor coverage. Expectations are that the continued growth of Bath & Body Works, as a percent of the total Company net sales, will continue to cause these costs for the total Company, expressed as a percent of net sales, to increase. In addition to the shift in the sales mix, the increase in rate is somewhat exacerbated due to the investments made in store staffing and management and point of sale marketing for the Victoria's Secret Bath & Fragrance business.

  General, administrative and store operating expenses, expressed as a percent of sales, were 19.5% for fiscal year 1996 compared to 17.3% for 1995. The 1996 expenses increased primarily from the growth of Bath & Body Works percentage of the total Company sales mix and investments made in store staffing and the marketing for Victoria's Secret Bath & Fragrance business. The 1995 expenses were held flat with 1994 as a percent of sales, as expenses grew at a slower rate than sales at Victoria's Secret Stores, Victoria's Secret Catalogue and Bath & Body Works, despite the growth of Bath & Body Works, which has historically incurred an expense rate higher than the Company average.

Special and Nonrecurring Item

The Company recognized a $12 million charge in the fourth quarter of 1996 representing the estimated loss on the early 1997 sale of Penhaligon's, which had 1996 sales of $5.5 million and a $3.1 million pre-tax operating loss (see
Note 3).

Operating Income

Operating income, as a percent of sales, was 15.3%, 15.4% and 16.0% for fiscal years 1996, 1995 and 1994. The decrease in operating income as a percent of net sales in 1996 was primarily due to the $12 million Penhaligon's charge. Without that charge, operating income as a percent of sales would have been 15.7%, a 0.3% increase. Improved gross income and the changing sales mix of the Company, as mentioned above, were responsible for the increase.

  The 1995 operating income rate decrease of 0.6% came primarily from the decline of Victoria's Secret Stores merchandise margins and the increased paper and postage expenses at Victoria's Secret Catalogue. These reductions were partially offset by higher margins at Bath & Body Works and the growth of Bath & Body Works to 19% of total Company sales from 12% in 1994.

Interest Expense and Other Income

In 1996, the Company incurred $8.1 million and $32.5 million in interest for the fourth quarter and year, compared to $9.6 million and $49.5 million in 1995 for the same periods. Interest expense for 1996 resulted primarily from the $350 million of long-term debt, whereas 1995 is comprised of $21.7 million of interest on $350 million of long-term debt which was outstanding for approximately nine months of the year. The balance primarily resulted from $800 million of short-term debt. All of the short-term debt was repaid in 1995 with cash made available by the initial public offering and cash flow from operations.

  In 1996, the Company earned $1.6 million and $4.6 million in other income for the fourth quarter and year, compared to $1.9 million and $3.3 million in 1995 for the same periods. This other income is primarily interest income (based upon the Federal Reserve AA composite 30-day rate) earned from excess cash from operations managed through The Limited, Inc.'s centralized cash management system (see Note 10).

FINANCIAL CONDITION

The Company's consolidated balance sheet as of February 1, 1997 provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash provided by operating activities and cash funding from The Limited, Inc.'s centralized cash management systems provide the resources to support operations, including projected growth, seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (thousands):

                                                  1996       1995       1994
 ..............................................................................
Cash Provided by Operating
  Activities                                    $337,664   $323,908   $205,593
Working Capital                                 $333,295   $241,177   $220,757
Capitalization:
  Long-Term Debt                                $350,000   $350,000         --
  Deferred Income Taxes                           50,935     71,475   $ 52,957
  Shareholders' Equity                           402,053    268,937    573,195
 ..............................................................................
Total Capitalization                            $802,988   $690,412   $626,152
------------------------------------------------------------------------------

The Company considers the following to be useful measures of liquidity and capital resources:

                                                    1996       1995       1994
 ...............................................................................
Debt-to-Capitalization Ratio                          44%        51%      N/M*
(Long-Term Debt Divided by
Total Capitalization)
Cash Flow to Capital Investment                      273%       253%       192%
(Net Cash Provided by Operating
Activities Divided by
Capital Expenditures)
-------------------------------------------------------------------------------

*N/M = Not Meaningful


                  Intimate Brands, Inc. 34 1996 Annual Report

The Company's operations are seasonal in nature and are comprised of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the Holiday season, has accounted for approximately 39% of net sales in each of the last three years. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the Holiday selling season, which in turn produces a substantial portion of the Company's operating cash flow for the year.

  Net cash provided by operating activities totaled $337.7 million, $323.9 million and $205.6 million for 1996, 1995 and 1994. In 1996, the net cash used to fund the increase in inventory approximated $76.0 million versus $63.4 million and $69.9 million in 1995 and 1994. In both 1996 and 1995 inventories increased by 21%, consistent with the Company's 19% increase in net sales. In 1996, accounts payable and accrued expenses increased principally as a result of a $32.4 million increase in merchandise/trade payables, $11.1 million in payroll and related liabilities and accrued rent of $6.3 million. These increases are all due to the overall growth of the Company. In 1995, accrued expenses increased principally from $17.2 million of interest and $7.3 million of rent from store growth. Prior to 1995, the Company had no direct debt and paid no interest. Beginning in 1995, income tax liabilities were recorded on the Company's balance sheet. Prior to this, the Company transferred all current income tax liabilities to The Limited, Inc. as incurred. As a result, income taxes increased approximately $92.8 million in 1995.

  Investing activities were all for capital expenditures, which are primarily for new and remodeled stores.

 Included in financing activities were cash dividends paid of $.48 per share. Other financing activities in 1996 include the net receipt of $34.1 million from the intercompany and cash management account activity with The Limited, Inc. (see Note 10). Prior to the capitalization of the Company, such amounts were reflected as a component of shareholders' equity. Other changes in shareholders' equity in 1995 and 1994 represent net intercompany activity such as that described in Note 10 prior to the incorporation of the Company. The remaining changes in financing activities in 1995 represent the activities related to the formation of the Company and the related initial public offering.

Capital Expenditures

Capital expenditures, primarily for new and remodeled stores, amounted to $123.6 million, $128.2 million and $107.0 million for 1996, 1995 and 1994, of which $91.5 million, $109.1 million and $62.4 million, was for new stores and remodeling and expanding existing stores. The Company expended $10.4 million in 1994 for leasehold improvements to a new catalogue telemarketing center in Kettering, Ohio, to expand Victoria's Secret Catalogue's operations.

                                                                Change from Prior Year
                                                                ......................
                                Goal-1997    1996       1995     1997-1996   1996-1995
 ......................................................................................
Victoria's Secret Stores
 Stores                               801        736        671         65          65
 Selling Sq. Ft.                3,615,000  3,326,000  3,014,000    289,000     312,000
Bath &Body Works
 Stores                               960        750        498        210         252
 Selling Sq. Ft.                1,869,000  1,354,000    848,000    515,000     506,000
Cacique
 Stores                               118        119        120         (1)         (1)
 Selling Sq. Ft.                  363,000    365,000    366,000     (2,000)     (1,000)
Penhaligon's*
 Stores                                --          4          4         (4)         --
 Selling Sq. Ft.                       --      2,000      2,000     (2,000)         --
 ......................................................................................
Total Retail Divisions
 Stores                             1,879      1,609      1,293        270         316
 Selling Sq. Ft.                5,847,000  5,047,000  4,230,000    800,000     817,000
--------------------------------------------------------------------------------------

* Reflects sale in early 1997.


                  Intimate Brands, Inc. 35 1996 Annual Report

  The Company anticipates spending $145-$170 million in 1997 for capital expenditures, of which $120-$140 million will be for new stores, the relocation and expansion of existing stores and related improvements for the retail businesses. Also included in the capital expenditure estimate is about $20 million for equipment and leasehold improvements for the Bath & Body Works new distribution center and world headquarters, scheduled for completion in the summer of 1997.

  The Company has announced its intention to add approximately 800,000 selling square feet in 1997, which will represent a 16% increase over year-end 1996. It is anticipated the increase will result from the addition of approximately 270 net new stores and the expansion of approximately 35 stores. The Company expects that future capital expenditures will be funded principally by net cash provided by operating activities.

Impact of Inflation

The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report, the Form 10-K or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1997 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.



                  Intimate Brands, Inc. 36 1996 Annual Report

                       CONSOLIDATED STATEMENTS OF INCOME



(Thousands except per share amounts)
------------------------------------------------------------------------------------------------
                                                               1996           1995          1994
 ................................................................................................
NET SALES                                               $ 2,997,340    $ 2,516,555   $ 2,108,310
Cost of Goods Sold, Occupancy and Buying Costs           (1,942,295)    (1,695,627)   (1,406,023)
 ................................................................................................
GROSS INCOME                                              1,055,045        820,928       702,287
General, Administrative and Store Operating Expenses       (584,903)      (434,632)     (364,299)
Special and Nonrecurring Item                               (12,000)             -             -
 ................................................................................................
OPERATING INCOME                                            458,142        386,296       337,988
Interest Expense                                            (32,544)       (49,536)            -
Other Income, Net                                             4,612          3,299             -
 ................................................................................................
INCOME BEFORE INCOME TAXES                                  430,210        340,059       337,988
Provision for Income Taxes                                  172,000        136,000       135,000
 ................................................................................................
NET INCOME                                              $   258,210    $   204,059   $   202,988
 ................................................................................................
NET INCOME PER SHARE                                    $      1.02    $       .92   $       .97
------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.



     NET SALES CAGR 23%                              NET INCOME CAGR 26%
       (IN MILLIONS)                                   (IN MILLIONS)
  (Compound Annual Growth
   Rate, last four years)

  [BAR GRAPH APPEARS HERE]                        [BAR GRAPH APPEARS HERE]




                   Intimate Brands, Inc. 37 1996 Annual Report

                          CONSOLIDATED BALANCE SHEETS



(Thousands)
------------------------------------------------------------------------------
ASSETS                                             Feb. 1, 1997   Feb. 3, 1996
 ..............................................................................
CURRENT ASSETS
  Cash and Equivalents                               $  135,111      $  12,095
  Accounts Receivable                                    18,750         16,928
  Inventories                                           434,800        358,846
  Intercompany Receivable                                    60         34,136
  Other                                                  68,255         66,430
 ..............................................................................
TOTAL CURRENT ASSETS                                    656,976        488,435
 ..............................................................................
PROPERTY AND EQUIPMENT, NET                             395,647        358,032
 ..............................................................................
OTHER ASSETS                                             82,539         96,886
 ..............................................................................
TOTAL ASSETS                                         $1,135,162      $ 943,353
------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
 ..............................................................................
CURRENT LIABILITIES
  Accounts Payable                                   $   88,896      $  64,452
  Accrued Expenses                                      136,598        104,023
  Income Taxes                                           98,187         78,783
 ..............................................................................
TOTAL CURRENT LIABILITIES                               323,681        247,258
 ..............................................................................
LONG-TERM DEBT                                          350,000        350,000
 ..............................................................................
DEFERRED INCOME TAXES                                    50,935         71,475
 ..............................................................................
OTHER LONG-TERM LIABILITIES                               8,493          5,683
 ..............................................................................
SHAREHOLDERS' EQUITY
  Common Stock                                            2,527          2,527
  Paid-In Capital                                       675,240        675,421
  Retained Earnings (Deficit)                          (272,071)      (409,011)
 ..............................................................................
                                                        405,696        268,937
 ..............................................................................
  Less: Treasury Stock, at Cost                          (3,643)             -
 ..............................................................................
TOTAL SHAREHOLDERS' EQUITY                              402,053        268,937
 ..............................................................................
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $1,135,162      $ 943,353
------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.



                  Intimate Brands, Inc. 38 1996 Annual Report

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



(Thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                Common Stock
                                                            ....................
                                                                                             Retained    Treasury            Total
                                                            Shares       Par     Paid-In     Earnings      Stock,    Shareholders'
                                                       Outstanding     Value     Capital     (Deficit)    at Cost           Equity
 ....................................................................................................................................
BALANCE, JANUARY 29, 1994                                  210,000         -           -    $ 469,136           -        $ 469,136
Intercompany Activity                                            -         -           -      (98,929)          -          (98,929)
Net Income                                                       -         -           -      202,988           -          202,988
 ....................................................................................................................................

BALANCE, JANUARY 28, 1995                                  210,000         -           -    $ 573,195           -        $ 573,195
Intercompany Activity                                            -         -           -       (5,941)          -           (5,941)
Transfer of Equity to Debt ($350,000 Long-Term
     Debt and $550,000 Short-Term Borrowings)                    -         -           -     (900,000)          -         (900,000)
Cash Dividend to Parent Prior to Initial
     Public Offering                                             -         -           -     (250,000)          -         (250,000)
Sale of Common Stock in Initial Public Offering             42,700    $2,527    $675,421            -           -          677,948
Net Income                                                       -         -           -      204,059           -          204,059
Cash Dividends to Shareholders                                   -         -           -      (30,324)          -          (30,324)
 ....................................................................................................................................

BALANCE, FEBRUARY 3, 1996                                  252,700    $2,527    $675,421    $(409,011)          -        $ 268,937
Net Income                                                       -         -           -      258,210           -          258,210
Cash Dividends to Shareholders                                   -         -           -     (121,270)          -         (121,270)
Purchase of Treasury Stock                                    (235)        -           -            -     $(3,986)          (3,986)
Exercise of Stock Options and Other                             33         -        (181)           -         343              162
 ....................................................................................................................................

BALANCE, FEBRUARY 1, 1997                                  252,498    $2,527    $675,240    $(272,071)    $(3,643)       $ 402,053
------------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.




                  Intimate Brands, Inc. 39 1996 Annual Report

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



(Thousands)
---------------------------------------------------------------------------------

                                                     1996        1995        1994
 .................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income                                      $ 258,210   $ 204,059   $ 202,988
 .................................................................................
IMPACT OF OTHER OPERATING ACTIVITIES ON CASH
FLOWS

Depreciation and Amortization                      85,573      75,686      69,331
Special and Nonrecurring Item                      12,000           -           -
 .................................................................................
CHANGE IN ASSETS AND LIABILITIES

Accounts Receivable                                (1,822)     (4,888)     (3,315)
Inventories                                       (75,954)    (63,374)    (69,923)
Accounts Payable and Accrued Expenses              53,510      33,459      13,149
Income Taxes                                       (1,136)     92,808      (4,549)
Other Assets and Liabilities                        7,283     (13,842)     (2,088)
 .................................................................................
NET CASH PROVIDED BY OPERATING ACTIVITIES         337,664     323,908     205,593
 .................................................................................
CASH USED FOR INVESTING ACTIVITIES

Capital Expenditures                             (123,630)   (128,229)   (107,037)
 .................................................................................
FINANCING ACTIVITIES

Proceeds from Short-Term Borrowings                     -     250,000           -
Repayments of Short-Term Borrowings                     -    (800,000)          -
Proceeds from Sale of Common Stock                      -     677,948           -
Dividends Paid                                   (121,270)   (280,324)          -
Purchase of Treasury Stock                         (3,986)          -           -
Decrease (Increase) in Intercompany Receivable     34,076     (34,136)          -
Other Changes in Shareholders' Equity                 162      (5,941)    (98,929)
 .................................................................................
NET CASH USED FOR FINANCING ACTIVITIES            (91,018)   (192,453)    (98,929)
 .................................................................................
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS                                      123,016       3,226        (373)

Cash and Equivalents, Beginning of Year            12,095       8,869       9,242
 .................................................................................
CASH AND EQUIVALENTS, END OF YEAR               $ 135,111   $  12,095   $   8,869
---------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

      WORKING CAPITAL
       (IN MILLIONS)

   [GRAPH APPEARS HERE]

     CAPITAL EXPENDITURES
        (IN MILLIONS)

     [GRAPH APPEARS HERE]


                  Intimate Brands, Inc. 40 1996 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION

Intimate Brands, Inc. (the "Company") was incorporated on May 16, 1995, and on May 19, 1995 acquired the assets and liabilities of the Intimate Brands Businesses in exchange for 210 million shares of Class B common stock issued to The Limited, Inc. The Intimate Brands Businesses include specialty retail and catalogue operations which offer women's intimate and other apparel, personal care products and accessories, and, prior to their transfer to the Company, were direct and indirect subsidiaries of The Limited, Inc. They consisted of Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique, Penhaligon's and Gryphon Development. An initial public offering (the "Offering") of 40 million shares of the Company's Class A common stock was consummated on October 24, 1995, and on November 21, 1995, the Company sold an additional 2.7 million shares as a result of underwriters exercising options to purchase additional shares at the Offering price per share to cover over-allotments. After these transactions, approximately 83% of the outstanding common stock of the Company was owned by The Limited, Inc.

  The net proceeds received by the Company from the sale of the common stock in the above transactions approximated $678 million and were used to repay borrowings under a $250 million bank credit agreement and approximately $428 million of short-term intercompany debt.

  An additional $122 million of short-term intercompany debt was paid from cash flow generated from operations during the fourth quarter of 1995. All short-term intercompany debt was fully repaid as of February 3, 1996.

  The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to, the Intimate Brands Businesses and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 1996 represent the 52-week period ended February 1, 1997 and results for fiscal years 1995 and 1994 represent the 53-week period ended February 3, 1996 and the 52-week period ended January 28, 1995.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

Inventory

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

Catalogue Costs and Advertising

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $229 million, $213 million and $169 million in 1996, 1995 and 1994.

Property and Equipment

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for building and leasehold improvements, and 3-10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major

                  Intimate Brands, Inc. 41 1996 Annual Report renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

Goodwill Amortization

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis principally over 30 years.

Shareholders' Equity

At February 1, 1997, there were 550 million of $.01 par value Class A shares and 550 million of $.01 par value Class B shares authorized, of which 42.5 million shares (net of .2 million shares held in treasury) and 210 million shares, respectively, were issued and outstanding. At February 3, 1996, there were 42.7 million Class A shares and 210 million Class B shares issued and outstanding. In addition there were 55 million of $.01 par value preferred shares authorized, none of which have been issued.

  Holders of Class A common stock generally have identical rights to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock is convertible while held by The Limited, Inc. or any of its subsidiaries into one share of Class A common stock.

Revenue Recognition

Sales are recorded upon purchase by customers. A reserve is provided equal to the gross profit on projected catalogue merchandise returns, based on prior experience.

Income Taxes

Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

  Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  The Company is included in The Limited, Inc.'s consolidated Federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its Federal taxable income at a current estimate of the annual effective tax rate.

Net Income Per Share

Net income per share is computed based upon the weighted average number of outstanding common shares, including the effect of stock options. The common stock issued to The Limited, Inc. (210 million Class B shares) in connection with the incorporation of the Company is assumed to have been outstanding for all periods presented. There were 253.1 million, 221.3 million and 210 million weighted average shares considered outstanding for 1996, 1995 and 1994.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Reclassifications

Certain amounts in previously reported balance sheet captions have been reclassified to conform with current year presentation.

3. SPECIAL AND NONRECURRING ITEM

During the fourth quarter of 1996, the Company recognized a $12 million charge representing the estimated loss on the sale of Penhaligon's, a U.K.-based subsidiary. The transaction closed subsequent to the end of fiscal 1996, in early 1997.

                  Intimate Brands, Inc. 42 1996 Annual Report

4. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of (thousands):

                                                1996      1995
 ..............................................................
Furniture, fixtures and equipment           $577,024  $497,228
Building improvements and leaseholds         122,748   105,680
Construction in progress                       1,827     2,457
 ..............................................................
                                             701,599   605,365

Less: accumulated depreciation
 and amortization                            305,952   247,333
 ..............................................................
Property and equipment, net                 $395,647  $358,032
--------------------------------------------------------------

5. LEASED FACILITIES AND COMMITMENTS

Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

 A summary of rent expense for 1996, 1995 and 1994 follows (thousands):

                                      1996      1995      1994
 ..............................................................
Store rent:
 Fixed minimum                    $135,439  $109,238  $ 89,506
 Contingent                         10,874     9,039     7,294
 ..............................................................
Total store rent                   146,313   118,277    96,800
Buildings, equipment and other      15,633    10,183    10,880
 ..............................................................
Total rent expense                $161,946  $128,460  $107,680
--------------------------------------------------------------

Rent expense includes charges from The Limited, Inc. and its subsidiaries for office and distribution center space under formal agreements which approximate market rates. At February 1, 1997, the Company was committed to noncancelable leases with remaining terms of one to twenty years. These commitments include store leases with initial terms ranging from ten to twenty years and offices and distribution centers leased from The Limited with initial terms of 15 years. A majority of the Company's store leases are guaranteed by The Limited. A summary of minimum rent commitments under noncancelable leases follows (thousands):


1997                                      $158,857
1998                                       159,186
1999                                       155,459
2000                                       152,001
2001                                       146,828
Thereafter                                 624,324

6. OTHER ASSETS

Other assets consisted of (thousands):

                                              1996     1995
 ...........................................................
Goodwill, net of accumulated
 amortization of $25,924 and $22,480      $ 76,531  $87,872
Other                                        6,008    9,014
 ...........................................................
Total other assets                        $ 82,539  $96,886
-----------------------------------------------------------

7. ACCRUED EXPENSES
Accrued expenses consisted of (thousands):

                                                    1996       1995
 ...................................................................
Accrued compensation,
 payroll taxes and benefits                     $ 33,099   $ 21,982
Accrued rent                                      23,347     17,022
Accrued taxes, other than income                  12,768     15,580
Estimated returns for catalogue
 merchandise                                      13,276     10,051
Accrued interest                                  14,029     17,186
Other                                             40,079     22,202
 ...................................................................
Total accrued expenses                          $136,598   $104,023
-------------------------------------------------------------------

8. INCOME TAXES

The provision for income taxes consisted of (thousands):

                                                    1996       1995       1994
 ..............................................................................
Currently payable:
 Federal                                        $146,700   $108,800   $122,800
 State                                            28,300     15,600     16,800
 ..............................................................................
                                                 175,000    124,400    139,600
 ..............................................................................
Deferred:
 Federal                                          (4,700)     2,200     (5,100)
 State                                             1,700      9,400        500
 ..............................................................................
                                                  (3,000)    11,600     (4,600)
 ..............................................................................
Total provision                                 $172,000   $136,000   $135,000
------------------------------------------------------------------------------

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

                                                    1996       1995       1994
 ..............................................................................
Federal income tax rate                             35.0%      35.0%      35.0%
State income tax, net of Federal
 income tax effect                                   4.5        4.8        4.2
Other items, net                                     0.5        0.2        0.7
 ..............................................................................
                                                    40.0%      40.0%      39.9%
------------------------------------------------------------------------------

Income taxes payable included current deferred tax assets of $458 thousand and $9.7 million at February 1, 1997 and February 3, 1996. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $167 million in 1996. A

                 Intimate Brands, Inc. 43 1996 Annual Report summary of the effect of temporary differences which give rise to deferred income tax balances follows (thousands):

1996                     Assets   Liabilities      Total
 ........................................................
Excess of tax over
 book depreciation             -     $(64,448)  $(64,448)
State income taxes       $11,262            -     11,262
Other, net                34,670      (31,961)     2,709
 ........................................................
Total deferred income
 taxes                   $45,932     $(96,409)  $(50,477)
--------------------------------------------------------

1995                      Assets  Liabilities      Total
 ........................................................
Excess of tax over
 book depreciation             -     $(68,071)  $(68,071)
State income taxes       $10,392            -     10,392
Other, net                20,596      (24,697)    (4,101)
 ........................................................
Total deferred income
 taxes                   $30,988     $(92,768)  $(61,780)
--------------------------------------------------------

The Internal Revenue Service has assessed The Limited for additional taxes and interest for the years 1989-1992. The portion of the assessment relating to the Company was based on treatment of construction allowances. The Limited has made deposits to mitigate further interest being assessed and management believes these deposits are sufficient to limit any further exposure. The Limited has allocated a portion of the deposit to the Company which is included in deferred taxes.

9. LONG-TERM DEBT

Long-term debt consists of notes which represent the Company's proportionate share of certain long-term debt of The Limited. The interest rates and maturities of the notes parallel those of the corresponding debt of The Limited. A summary of unsecured long-term debt at February 1, 1997 and February 3, 1996 follows (thousands):

                                         1996      1995
 .......................................................
7 1/2% Debentures due March 2023     $100,000  $100,000
9 1/8% Notes due February 2001        150,000   150,000
8 7/8% Notes due August 1999          100,000   100,000
 .......................................................
                                     $350,000  $350,000
-------------------------------------------------------

Each of the notes is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The debt of The Limited corresponding to the 7 1/2% debentures maturing in 2023 is subject to early redemption by The Limited at its option beginning in 2003 at specified declining premiums. The other notes are not subject to early redemption by The Limited.

10. RELATED PARTY TRANSACTIONS

Transactions between the Company and The Limited, Inc. and its wholly-owned subsidiaries commonly occur in the normal course of business and principally consist of the following:

  Merchandise purchases
  Capital expenditures for new and remodeled stores
  Real estate management and leasing
  Inbound and outbound transportation
  Corporate services

Information with regard to these transactions is as follows:

  Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited, Inc. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast and the manufacturers.

  The Company's real estate operations, including all aspects of lease negotiations and ongoing dealings with landlords and developers, are handled centrally by the Real Estate Division of The Limited ("Real Estate Division"). Real Estate Division expenses are allocated to the Company based on new and remodeled store construction projects and open selling square feet in relation to the totals for The Limited.

  The Company's store design and construction operations are coordinated centrally by the Store Planning Division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of new stores and remodels and, upon completion, transfers the stores to the Company at actual cost. Store Planning Division expenses are charged to the Company based on new and remodeled store construction projects and open selling square feet in relation to the totals for The Limited.

  The Company's inbound and outbound transportation expenses, exclusive of Victoria's Secret Catalogue (which maintains its own order fulfillment operation), are managed centrally by Limited Distribution Services ("LDS"), a wholly-owned subsidiary of The Limited, Inc. Inbound freight is charged to the Company based on actual receipts while outbound freight is charged based on a percentage of cartons shipped.


                  Intimate Brands, Inc. 44 1996 Annual Report

  The Limited provides certain services to the Company including, among other things, aircraft, certain tax, treasury, legal, accounting and audit, corporate development, risk management, associate benefit plan administration, human resources and compensation, and government affairs services. Specifically identifiable costs are charged directly to the Company. All other services-related costs not specifically attributable to an operating business have been allocated to the Company based upon a percentage of sales.

  The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. For all periods through May 18, 1995, intercompany accounts have been characterized as a component of shareholders' equity in the accompanying consolidated balance sheets and intercompany transactions have been reported as financing activities in the accompanying consolidated statements of cash flows. Effective May 19, 1995, the intercompany accounts became an interest earning asset (interest bearing liability). The amount of the intercompany receivable from The Limited under these agreements at February 1, 1997 is approximately $60 thousand.

  The Company is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited, Inc. The charges are based on square footage and represent the proportionate share of the under-lying leases with third parties.

  The Company is also charged rent expense at market rates for the distribution center and home office space that it occupies according to formal 15-year lease agreements, which contain options to renew.

  The Company and The Limited have entered into intercompany agreements which establish the provision of services in accordance with the terms described above. The prices charged to the Company for services provided under these agreements may be higher or lower than prices that may be charged by third parties. It is not practicable therefore, to estimate what these costs would be if The Limited were not providing these services and the Company was required to purchase these services from outsiders or develop internal expertise. Management believes the charges and allocations described above are fair and reasonable.

  The following table summarizes the related party transactions between the Company and The Limited, Inc. and its wholly-owned subsidiaries for the years indicated (thousands):

                                    1996      1995      1994
 ............................................................
Mast purchases                  $367,240  $286,335  $247,989
Capital expenditures              88,740   113,383    75,740
Inbound and outbound
 transportation                   31,816    22,336    13,378
Corporate charges                 35,130    31,860    26,560
Store leases and other
 occupancy                        35,510    27,730    20,407
Distribution center, MIS and
 home office expenses             11,253     7,413     9,345
Centrally managed benefits        32,713    28,025    19,879
Interest charges                  32,544    40,579         -
Interest income                    4,612     3,299         -
 ............................................................
Total                           $639,558  $560,960  $413,298
------------------------------------------------------------

  Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems/World Financial Network National Bank ("ADS"), a 40% owned venture of The Limited, Inc. (The Limited, Inc. sold a 60% interest in ADS effective January 1996; prior to that time it was a wholly-owned subsidiary). ADS charges each business a separately negotiated fee for transactions processed under this arrangement.

11. STOCK OPTIONS AND RESTRICTED STOCK
Prior to the Company's Offering, officers and key associates were granted options in The Limited's stock plans. Concurrent with the Offering the Company has established a stock plan for officers and key associates, providing for awards of up to 17.5 million shares.

  Stock options are granted based upon fair market value at the date of grant. In connection with the Offering, certain options to purchase stock of The Limited held by Company associates were canceled in exchange for approximately 466,000 options to purchase the Company's common stock at the Offering price of $17 per share.

  The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," effective with the 1996 financial

                  Intimate Brands, Inc. 45 1996 Annual Report statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to
Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted in 1995 and 1996, consistent with the methodology in SFAS 123, the pro-forma effects on the Company's net income and net income per share would have been immaterial.

  Also in connection with the Offering, 193,500 restricted shares of the Company's common stock were granted at the Offering price of $17 per share in exchange for canceling restricted shares of The Limited. Additionally, approximately 169,000 and 163,000 restricted shares were granted in 1996 and 1995, with market values at date of grant of $3.0 million in 1996 and $2.5 million in 1995. The market value is being amortized as compensation expense over the vesting period, generally four or five years. Compensation expenses related to these awards amounted to $3.0 million, $2.7 million and $1.3 million in 1996, 1995 and 1994.

A summary of option activity for 1996 and 1995 follows:

                                1996               1995
                         ..................  .................
                                   Weighted           Weighted
                                    Average            Average
                                     Option             Option
                          Shares      Price   Shares     Price
 ..............................................................
Outstanding at
 beginning of year       682,000        $17        -         -
Granted                  931,000        $15  682,000       $17
Exercised                (15,000)       $17        -         -
Canceled                 (68,000)       $16        -         -
 ..............................................................
Outstanding at end
 of year               1,530,000        $16  682,000       $17
--------------------------------------------------------------
Options exercisable
 at year-end             126,000        $17        -         -
--------------------------------------------------------------

Approximately 90% of the options outstanding and exercisable at year-end are at prices between $14 and $17 per share. The remaining options are at prices between $17 and $23 per share.

12. RETIREMENT BENEFITS

The Company participates in a defined contribution retirement plan sponsored by The Limited. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. The Company's contributions to this plan are based on a percentage of the associates' annual compensation. The cost of this plan was $10.9 million, $8.1 million and $5.5 million in 1996, 1995 and 1994.

13. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Current Assets and Current Liabilities

The carrying value of accounts receivable, accounts payable and accrued expenses approximates fair value because of their short maturity.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at February 1, 1997 and February 3, 1996 was $354.7 million and $360.2 million.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results for 1996 and 1995 follow (thousands except per share amounts):

Quarter                                   First     Second     Third      Fourth
 ................................................................................
1996
Net sales                              $586,208   $653,291  $596,985  $1,160,856
Gross income                            174,777    216,962   194,031     469,275
Net income                               25,235     48,060    27,195     157,720
Net income
 per share                             $    .10   $    .19  $    .11  $      .62
--------------------------------------------------------------------------------
1995
Net sales                              $479,835   $553,511  $506,092  $  977,117
Gross income                            137,793    170,387   147,546     365,202
Net income                               24,402     33,724    14,017     131,916
Net income
 per share                             $    .12   $    .16  $    .07  $      .52
--------------------------------------------------------------------------------


                  Intimate Brands, Inc. 46 1996 Annual Report

Market Price and Dividend Information

The following is a summary of market price and dividend activity since the Company was originally listed on the New York Stock Exchange ("IBI") on October 24, 1995:

                                          Market Price
 ....................................................................
                                                                Cash
                                                            Dividend
                                           High      Low   Per Share
 ....................................................................
Fiscal Year End 1996
 ....................................................................
4th Quarter                              $20       $15 5/8      $.12
3rd Quarter                               21 3/4    17 1/8       .12
2nd Quarter                               24 3/8    18 3/4       .12
1st Quarter                              $21 1/2   $14 1/8      $.12
 ....................................................................

Fiscal Year End 1995
 ....................................................................
4th Quarter                              $18 1/8   $13 3/8      $.12
3rd Quarter                              $18 1/2   $16 3/4         -
--------------------------------------------------------------------

On February 1, 1997, there were approximately 1,000 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street name, the Company estimates the shareholder base at approximately 36,000.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Intimate Brands, Inc.

We have audited the accompanying consolidated balance sheets of Intimate Brands, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 1997 (on pages 37-46). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intimate Brands, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

Coopers &Lybrand L.L.P.
Columbus, Ohio
February 24, 1997


                  Intimate Brands, Inc. 47 1996 Annual Report