Form 10-K405, Exhibit 13
period 1998-01-31
INTIMATE BRANDS INC
filed 1998-04-29
CIK 945676

FINANCIAL SUMMARY


(Thousands except per share amounts, ratios and store and associate data)

Fiscal Year                                                        1997                   1996                  1995*
-----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net Sales                                                 $   3,617,856           $  2,997,340           $  2,516,555
Gross Income                                              $   1,360,032           $  1,055,045           $    820,928
Operating Income                                          $     504,652           $    458,142           $    386,296
Operating Income as a Percentage of Sales                          13.9 %                 15.3 %                 15.4 %
Adjusted Operating Income(A)                              $     572,252 (A)       $    470,142 (A)       $    386,296
Adjusted Operating Income as a Percentage of Sales(A)              15.8 %(A)              15.7 %(A)              15.4 %
Income Before Income Taxes                                $     482,936           $    430,210           $    340,059
Net Income                                                $     288,936           $    258,210           $    204,059
Net Income as a Percentage of Sales                                 8.0 %                  8.6 %                  8.1 %
Adjusted Net Income(A)                                    $     329,536 (A)       $    265,410 (A)       $    204,059
Adjusted Net Income as a Percentage of Sales(A)                     9.1 %(A)               8.9 %(A)               8.1 %
-----------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION
Total Assets                                              $   1,347,700           $  1,135,162           $    943,353
Return on Average Assets                                             23 %                   25 %                   24 %
Adjusted Return on Average Assets(A)                                 27 %(A)                26 %(A)                24 %
Working Capital                                           $     463,123           $    333,295           $    241,177
Current Ratio                                                       2.1                    2.0                    2.0
Capital Expenditures                                      $     124,275           $    123,630           $    128,229
Long-Term Debt                                            $     350,000           $    350,000           $    350,000
Debt-to-Equity Ratio                                                 62 %                   87 %                  130 %
Shareholders' Equity                                      $     560,795           $    402,053           $    268,937
Return on Average Shareholders' Equity                               60 %                   77 %                   48 %
Adjusted Return on Average Shareholders' Equity(A)                   68 %(A)                79 %(A)                48 %
Comparable Store Sales Increase                                      11 %                    7 %                    1 %
-----------------------------------------------------------------------------------------------------------------------

PER SHARE RESULTS
Diluted and Basic Net Income                              $        1.14           $       1.02           $       0.92
Adjusted Diluted and Basic Net Income(A)                  $        1.30 (A)       $       1.05 (A)       $       0.92
Dividends                                                 $        0.52           $       0.48           $       0.12 (B)
Book Value                                                $        2.22           $       1.59           $       1.06
Diluted Weighted Average Shares Outstanding                     253,536                253,055                221,300
-----------------------------------------------------------------------------------------------------------------------

STORES AND ASSOCIATES AT END OF YEAR
Total Number of Stores Open                                       1,710                  1,609                  1,293
Selling Square Feet                                           5,328,000              5,047,000              4,230,000
Number of Associates                                             50,000                 43,900                 39,300




                                                                  1994                     1993                1992           1991
------------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Net Sales                                                 $   2,108,310           $   1,630,828        $  1,325,326    $ 1,199,496
Gross Income                                              $     702,287           $     496,500        $    397,936    $   366,938
Operating Income                                          $     337,988           $     218,462        $    167,287    $   177,837
Operating Income as a Percentage of Sales                          16.0 %                  13.4 %              12.6 %         14.8 %
Adjusted Operating Income(A)                              $     337,988           $     218,462        $    167,287    $   177,837
Adjusted Operating Income as a Percentage of Sales(A)              16.0 %                  13.4 %              12.6 %         14.8 %
Income Before Income Taxes                                $     337,988           $     218,462        $    167,287    $   177,837
Net Income                                                $     202,988           $     132,462        $    102,287    $   106,404
Net Income as a Percentage of Sales                                 9.6 %                   8.1 %               7.7 %          8.9 %
Adjusted Net Income(A)                                    $     202,988           $     132,462        $    102,287    $   106,404
Adjusted Net Income as a Percentage of Sales(A)                     9.6 %                   8.1 %               7.7 %          8.9 %

-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total Assets                                              $     768,551           $     655,061        $    611,429    $   487,388
Return on Average Assets                                             29 %                    21 %                19 %           26 %
Adjusted Return on Average Assets(A)                             29 %                    21 %                19 %           26 %
Working Capital                                           $     220,757           $     157,464        $    151,870    $   169,703
Current Ratio                                                       2.6                     2.3                 2.6            3.1
Capital Expenditures                                      $     107,037           $      81,145        $     78,792    $    76,975
Long-Term Debt                                            $           -           $           -        $          -    $         -
Debt-to-Equity Ratio                                                  -                       -                   -              -
Shareholders' Equity                                      $     573,195           $     469,136        $    455,180    $   371,188
Return on Average Shareholders' Equity                               39 %                    29 %                25 %           36 %
Adjusted Return on Average Shareholders' Equity(A)                   39 %                    29 %                25 %           36 %
Comparable Store Sales Increase                                      13 %                     9 %                 1 %            8 %

-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
Diluted and Basic Net Income                              $        0.97           $        0.63        $       0.49    $      0.51
Adjusted Diluted and Basic Net Income(A)                  $        0.97           $        0.63        $       0.49    $      0.51
Dividends                                                             -                       -                   -              -
Book Value                                                $        2.73           $        2.23        $       2.17    $      1.77
Diluted Weighted Average Shares Outstanding                     210,000                 210,000             210,000        210,000

-----------------------------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES AT END OF YEAR
Total Number of Stores Open                                       1,037                     879                 743            662
Selling Square Feet                                           3,419,000               2,915,000           2,349,000      1,895,000
Number of Associates                                             30,100                  22,500              15,900         14,200




*Fifty-three week fiscal year

(A) Excluding special and nonrecurring charges of $67.6 million in 1997 and $12.0 million in 1996

(B) Represents one quarter's dividend subsequent to the Company's October 1995 initial public offering

MANAGEMENT'S DISCUSSION AND ANALYSIS




RESULTS OF OPERATIONS

Net sales for the 1997 fourth quarter were $1.397 billion, an increase of 20% from $1.161 billion for the fourth quarter a year ago. Diluted earnings per share were $0.65 versus $0.62 in 1996. The Company recognized a $68 million special and nonrecurring charge in the fourth quarter of 1997 reflecting the closing of Cacique, a 118-store lingerie business, and a $12 million charge in 1996 in connection with the sale of Penhaligon's. The 1997 operating results for Cacique, representing sales of $95 million and a pre-tax loss of $17 million, are included in the Company's consolidated results. Before reflecting the Cacique charge, diluted earnings per share were $0.79 for the quarter, up 22% over last year's $0.65, which excludes the Penhaligon's charge.

Net sales for the fiscal year ended January 31, 1998 increased 21% to $3.618 billion from $2.997 billion for last year. Net income for the year was $1.14 per diluted share, compared to $1.02 per diluted share last year. Excluding the impact of the fourth quarter special and nonrecurring charges, the Company would have earned $1.30 per diluted share, an increase of 24% over last year's adjusted $1.05.

Divisional highlights include the following:

- The Victoria's Secret brand grew to $2.4 billion in 1997, a 14% sales increase. The Victoria's Secret brand teams continue to build strong brand equity through fashion-right, high-quality products, major product introductions and national television advertising. The catalogue business also escalated its international focus, opening a phone center in Japan and almost doubling sales in that country.

- Victoria's Secret Stores sales increased 17% to $1.7 billion, while operating profits grew 24%. At Catalogue, operating earnings increased 12% on a sales increase of 7%.

- Bath & Body Works, Intimate Brands' fastest growing and highest profit margin business, grew 1997 sales by 40% to $1.1 billion. Operating profits grew by 31%. Another 171 stores were added, bringing the store total to 921, further securing Bath & Body Works' position in the specialty retail personal care industry.

FINANCIAL SUMMARY

The following summarized financial data compares 1997 to the comparable periods for 1996 and 1995:




                                                                                                                 % Change
                                                                                                          -----------------------
Net Sales (millions):                                                   1997         1996         1995 *  1997-1996    1996-1995
---------------------------------------------------------------------------------------------------------------------------------
     Victoria's Secret Stores                                         $1,702       $1,450       $1,286       17%          13%
     Bath & Body Works                                                 1,057          753          475       40%          59%
     Victoria's Secret Catalogue                                         734          684          661        7%           3%
     Cacique                                                              95           88           80        8%          10%
     Other                                                                30           22           15        -            -
---------------------------------------------------------------------------------------------------------------------------------
     Total                                                            $3,618       $2,997       $2,517       21%          19%
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in comparable store sales:
     Victoria's Secret Stores                                             11%           5%          (1%)
     Bath & Body Works                                                    11%          11%          21%
     Cacique                                                              10%           8%         (20%)
---------------------------------------------------------------------------------------------------------------------------------
     Total                                                                11%           7%           1%
---------------------------------------------------------------------------------------------------------------------------------
Retail sales increase attributable to
     new and remodeled stores                                             14%          19%          17%
Retail sales per average selling square foot                          $  532       $  495       $  483        7%           2%
Retail sales per average store (thousands)                            $1,661       $1,583       $1,585        5%           0%
Average store size at the end of year
     (selling square feet)                                             3,116        3,137        3,271       (1%)         (4%)
Retail selling square feet at the end of year (thousands)              5,328        5,047        4,230        6%          19%
---------------------------------------------------------------------------------------------------------------------------------
Number of stores:
     Beginning of period                                               1,609        1,293        1,037
         Opened                                                          233          325          260
         Closed                                                         (132)          (9)          (4)
---------------------------------------------------------------------------------------------------------------------------------
     End of period                                                     1,710        1,609        1,293        6%          24%
---------------------------------------------------------------------------------------------------------------------------------



* Represents fifty-three week fiscal year


NET SALES

Net sales for the fourth quarter of 1997 increased 20% to $1.397 billion from $1.161 billion for 1996. The sales increase was primarily attributable to two factors: first, the 13% increase in comparable store sales, which accounted for 49% of the total net sales increase; and second, new and remodeled stores, which accounted for 48% of the total net sales increase. The balance of the increase was due to catalogue and other sales. Sales for the thirteen-week fourth quarter 1996 increased by 19% to $1.161 billion from $977 million for the fourteen-week fourth quarter of 1995. The sales increase was primarily attributable to new and remodeled stores, which accounted for 83% of the total net sales increase. The balance of the increase was due to the 8% increase in comparable store sales (30% of the increase) and an $18 million increase in catalogue and other sales, offset by the sales impact of the extra week in 1995.

     Sales for 1997 increased 21% to $3.618 billion from $2.997 billion for 1996. The sales increase was primarily attributable to new and remodeled stores, which accounted for 52% of the total net sales increase. The balance of the increase was due to the 11% increase in comparable store sales (39% of the increase) and a $58 million increase in catalogue and other sales. Sales for 1996 of $2.997 billion increased by 19% over 1995. The sales increase was attributable to new and remodeled stores (73% of the total increase), a 7% increase in comparable store sales (25% of the total increase), and a $41 million increase in catalogue and other sales, offset by the sales impact of the extra week in 1995.

     In 1997, Victoria's Secret Stores sales increased 17% to $1.702 billion over 1996. The sales increase was primarily attributable to an 11% increase in comparable store sales, which represented 61% of the total increase. The remaining increase came from the net addition of 53 new stores and 229,000 selling square feet. In 1996, Victoria's Secret Stores sales increased 13% to $1.450 billion over 1995. The sales increase was primarily attributable to the net addition of 65 new stores and 312,000 selling square feet (70% of the total sales increase). The remaining increase came from a 5% increase in comparable store sales, slightly offset by the sales impact of the extra week in 1995.

     In 1997, Bath & Body Works sales increased by 40% to $1.057 billion over 1996. The increase was attributable to the net increase of 171 new stores and 419,000 selling square feet (representing 74% of the total sales increase). The remaining increase came from an 11% increase in comparable store sales. In 1996, Bath & Body Works sales increased 59% to $753 million over 1995. The increase was primarily attributable to a net increase of 252 new stores and 506,000 selling square feet, which represents 84% of the total increase in net sales. The remaining increase came from the 11% increase in comparable store sales, partially offset by the sales impact of the extra week in 1995.

     In 1997, Victoria's Secret Catalogue net sales increased 7% to $734 million over 1996. The sales increase was attributable to a circulation increase of 18% for the year. In 1996, Victoria's Secret Catalogue net sales increased 3% to $684 million over 1995. A 7% increase in net sales, driven by the 11% increase in catalogue circulation for the year, was partially offset by the sales impact of the extra week in 1995.

GROSS INCOME

Gross income increased, expressed as a percentage of net sales, to 43.0% for the fourth quarter 1997 from 40.4% for the same period in 1996. The rate increase was primarily due to a 3.5% increase in merchandise margins (representing gross income before the deduction of buying and occupancy costs) partially offset by a
 .9% increase in buying and occupancy costs. The increase in the gross income rate was primarily attributable to higher initial markups across all businesses, but especially at Victoria's Secret Stores. Merchandise margins have also been positively impacted by the growth of Bath & Body Works to 35% of the total Company's net sales from 32% in 1996. Bath & Body Works has historically recorded significantly higher merchandise margins on personal care products (higher initial markups) and lower buying and occupancy costs (due to smaller store size and higher sales productivity), as compared with the balance of the Company. The Company believes that the continued strong growth of Bath & Body Works will have a positive ongoing impact on gross income as a percentage of total Company net sales. In spite of the leverage from the growth of Bath & Body Works and from the 13% increase in comparable store sales, buying and occupancy increased as a percentage of net sales for the Company. The increase was primarily due to accelerated depreciation expense to regularly remodel and refresh stores at Victoria's Secret. The balance of the increase was from lower catalogue productivity, as measured by response rates, due to more aggressive circulation strategies in 1997.

     In fourth quarter 1996, gross income increased, expressed as a percentage of net sales, to 40.4% from 37.4% for the same period in 1995. The increase was primarily due to a 1.8% increase in merchandise margins, as well as a 1.2% rate reduction in buying and occupancy costs, expressed as a percentage of net sales. The increase in gross income rate was primarily the result of the growth of Bath & Body Works in the overall mix of net sales for the Company. The increase in merchandise margins was also impacted by increased rates at both Bath & Body Works (primarily from lower promotional activity), and Victoria's Secret Stores (primarily from higher actual markups). Buying and occupancy costs were also favorably impacted by Victoria's Secret Catalogue, which experienced a decrease in catalogue and related costs, due to lower paper prices.

     Gross income for 1997, expressed as a percentage of net sales, increased 2.4% to 37.6% from 35.2% in 1996. The increase was attributable to a 2.1% increase in merchandise margins and a .3% decrease in buying and occupancy costs. The increase in gross income rate was primarily attributable to higher initial markups across all businesses, but especially at Victoria's Secret Stores. The balance of the merchandise margin increase was due to Bath & Body Works' growth to 29% of the total Company net sales from 25% in 1996. The buying and occupancy decreases, expressed as a percentage of net sales, were primarily related to the growth of Bath & Body Works as a percentage of total Company net sales (Bath & Body Works records lower buying and occupancy costs due to smaller store size and higher sales productivity), as well as the leverage from the 11% increase in comparable store sales. This reduction was partially offset by the fourth quarter increases at Victoria's Secret Stores and Victoria's Secret Catalogue mentioned above.

     In 1996, gross income, expressed as a percentage of net sales, was 35.2%, which was 2.6% above the rate for 1995. The increase was attributable to a 1.5% increase in merchandise margins and a 1.0% decrease in buying and occupancy costs. The primary factor resulting in the increase was the change in the mix in sales of the Company as Bath & Body Works increased from 19% of total Company net sales in 1995 to 25% in 1996. Victoria's Secret Stores contributed to the increase in gross income, expressed as a percentage of net sales, by improving merchandise margins through increased initial markups.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

General, administrative and store operating expenses increased, expressed as a percentage of net sales, to 18.7% in the fourth quarter of 1997 from 16.2% and 14.1% for the same periods in 1996 and 1995. The most significant item making up the 2.5% increase in the Company's 1997 expense rate, expressed as a percentage of net sales, was the investment in national advertising for Victoria's Secret. The balance of the increase was influenced by the growth of Bath & Body Works to 35% of total Company net sales from 32% in 1996. Bath & Body Works, which operates in significantly smaller stores, has historically recorded higher than Company average general, administrative and store operating expenses, expressed as a percentage of net sales, due to its emphasis on point-of-sale marketing and sales floor coverage. Expectations are that the continued growth of Bath & Body Works as a percentage of the total Company net sales will continue to cause these costs for the total Company, expressed as a percentage of net sales, to increase.

     In fourth quarter 1996, general, administrative and store operating expenses increased 2.1% due to the growth of Bath & Body Works as a percentage of total Company net sales and the investments made in store staffing, management and point-of-sale marketing for the personal care business of Victoria's Secret Stores.

     General, administrative and store operating expenses, expressed as a percentage of net sales, were 21.8% for fiscal year 1997 compared to 19.5% for 1996. The increase in the Company's expense rate, expressed as a percentage of net sales, is primarily due to investments in national advertising for Victoria's Secret, the growth of Bath & Body Works in the overall mix of net sales and the investments made in store management and staffing for the personal care portion of Victoria's Secret Stores.

     The 1996 general, administrative and store operating expenses increased 2.2% for the fiscal year over 1995, expressed as a percentage of net sales, primarily from the growth of Bath & Body Works' percentage of the total Company net sales and investments made in store staffing, management and point-of-sale marketing for the personal care business of Victoria's Secret Stores.

SPECIAL AND NONRECURRING CHARGES

The Company recognized a $67.6 million charge in the fourth quarter of 1997 representing the estimated loss on the closing of the Cacique business, which had $95.2 million in sales for 1997 and a $17.0 million pre-tax operating loss. The business closed on January 31, 1998 (see Note 3 to the Consolidated Financial Statements).

     In 1996, a $12.0 million charge was taken in the fourth quarter, representing the estimated loss on the April 1997 sale of Penhaligon's (a U.K.-based subsidiary) which had 1996 sales of $5.5 million and a $3.1 million pre-tax operating loss.

OPERATING INCOME

Fourth quarter operating income, expressed as a percentage of sales, was 19.4% in 1997, compared to 23.2% in 1996. Excluding special and nonrecurring charges in both years, fourth quarter operating income, expressed as a percentage of sales, would have been 24.2% in both 1997 and 1996. Adjusted operating income was flat as a result of an increase in the gross income rate offsetting the general, administrative and store operating expense rate increase. In 1996, the adjusted fourth quarter operating income rate increased by .9% over the 23.3% in 1995. The changing sales mix of the Company, as mentioned above, was primarily responsible for the increase.

     Fiscal year operating income, expressed as a percentage of sales, was 13.9%, 15.3% and 15.4% in 1997, 1996 and 1995. Excluding special and nonrecurring charges in 1997 and 1996, operating income, expressed as a percentage of sales, would have been 15.8% in 1997 and 15.7% in 1996. Improved gross income and the changing sales mix of the Company, as mentioned above, were responsible for the increases in the adjusted 1997 and 1996 results.

INTEREST EXPENSE AND OTHER INCOME

In 1997, the Company incurred $7.6 million and $30.3 million in interest for the fourth quarter and year, compared to $8.1 million and $32.5 million in 1996 for the same periods. Interest expense for 1997 and 1996 resulted primarily from the $350 million of long-term debt.

     In 1997, the Company earned $3.7 million and $8.6 million in other income for the fourth quarter and year, compared to $1.6 million and $4.6 million in 1996 for the same periods. Other income was primarily interest income earned (based upon the Federal Reserve AA composite 30-day rate) from excess cash from operations managed through The Limited, Inc.'s ("The Limited") centralized cash management system (see Note 10 to the Consolidated Financial Statements).

FINANCIAL CONDITION

The Company's consolidated balance sheet as of January 31, 1998 provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities and cash available from The Limited's centralized cash management system provide the resources to support current operations, including projected growth, seasonal requirements and capital expenditures.

 A summary of the Company's working capital position and capitalization follows (thousands):

                                                  1997             1996          1995
----------------------------------------------------------------------------------------
Cash Provided by Operating
     Activities                                $440,475         $337,664      $323,908
Working Capital                                $463,123         $333,295      $241,177
Capitalization:
     Long-Term Debt                            $350,000         $350,000      $350,000
     Shareholders' Equity                       560,795          402,053       268,937
----------------------------------------------------------------------------------------
Total Capitalization                           $910,795         $752,053      $618,937
----------------------------------------------------------------------------------------




The Company considers the following to be measures of liquidity and capital resources:



                                                  1997             1996          1995
----------------------------------------------------------------------------------------


Debt-to-Capitalization Ratio
     (Long-Term Debt Divided by
     Total Capitalization)                         38%              47%           57%
Cash Flow to Capital Investment
     (Net Cash Provided by
     Operating Activities Divided
     by Capital Expenditures)                     354%             273%          253%
----------------------------------------------------------------------------------------


The Company's operations are seasonal in nature and are comprised of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the Holiday season, has accounted for approximately 39% of net sales in each of the last three years. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the Holiday season, which in turn produces a substantial portion of the Company's operating cash flow for the year.

     Net cash provided by operating activities totaled $440.5 million, $337.7 million and $323.9 million for 1997, 1996 and 1995. The $7.1 million of cash provided from inventories in 1997 was a departure from the $76.0 million and $63.4 million of cash used to fund increases in inventories in 1996 and 1995. The reduction in inventory levels was primarily due to three factors: 1) better management of manufacturing and component inventory in the personal care businesses; 2) higher initial markups, primarily at Victoria's Secret Stores, resulted in lower inventory units needed to generate the same retail sales; and
3) the strong response to the Victoria's Secret Stores semi-annual sale in January, resulting in year-end inventories under plan. In both 1996 and 1995, inventories increased by 21%, consistent with the Company's 19% increase in net sales. The cash used for other assets and liabilities in 1997 includes a $25.0 million increase in paper inventory at Victoria's Secret Catalogue to both protect against an expected increase in the cost of paper and to provide flexibility in catalogue production. The $15.0 million decrease in the Company's income tax liability in 1997 is primarily due to the payment of outstanding issues related to prior tax periods. Beginning in 1995, income tax liabilities were recorded on the Company's balance sheet. Prior to 1995, the Company transferred all current income tax liabilities to The Limited as incurred. As a result, income taxes increased approximately $92.8 million in 1995.

     Investing activities were all for capital expenditures, which were primarily for new and remodeled stores.

     Included in financing activities were 1997 cash dividend payments of $.52 per share. Other financing activities in 1997 include a $12.4 million net increase in The Limited's intercompany cash management account receivable (see
Note 10 to the Consolidated Financial Statements). Prior to the capitalization of the Company in 1995, such amounts were reflected as a component of shareholders' equity. Other changes in shareholders' equity in 1995 represented net intercompany activity such as that described in Note 10 prior to the incorporation of the Company. The remaining changes in financing activities in 1995 represented the activities related to the formation of the Company and the related initial public offering.

CAPITAL EXPENDITURES

Capital expenditures amounted to $124.3 million, $123.6 million and $128.2 million for 1997, 1996 and 1995, of which $72.4 million, $91.5 million and $109.1 million, were for new stores and remodeling and expanding existing stores. The Company expended $17.9 million in 1997 for equipment and leasehold improvements for Bath & Body Works' new distribution center and world headquarters. An additional $11.7 million of capital expenditures were used to acquire a catalogue call center located in Rio Rancho, New Mexico which became operational in the fourth quarter of 1997.

     The Company anticipates spending $140 to $160 million in 1998 for capital expenditures, of which $110 to $120 million will be for new stores, the remodeling and expansion of existing stores and related improvements for the retail businesses.

     The Company announced its intention to add approximately 620,000 selling square feet in 1998, which will represent a 12% increase over year-end 1997. It is anticipated the increase will result from the addition of approximately 250 net new stores and the expansion of approximately 27 stores. The Company expects that future capital expenditures will be funded principally by net cash provided by operating activities.

                                                                              Change from Prior Year
                                                                              ----------------------
                               Goal-1998             1997            1996     1998-1997    1997-1996
---------------------------------------------------------------------------------------------------------
Victoria's Secret Stores
     Stores                          874              789             736            85           53
     Selling Sq. Ft.           3,795,000        3,555,000       3,326,000       240,000      229,000

Bath & Body Works
     Stores                        1,086              921             750           165          171
     Selling Sq. Ft.           2,153,000        1,773,000       1,354,000       380,000      419,000

Cacique
     Stores                            -                -             119             -         (119)
     Selling Sq. Ft.                   -                -         365,000             -     (365,000)

Penhaligon's
     Stores                            -                -               4             -           (4)
     Selling Sq. Ft.                   -                -           2,000             -       (2,000)
---------------------------------------------------------------------------------------------------------
Total Retail Businesses

     Stores                        1,960            1,710           1,609           250          101
     Selling Sq. Ft.           5,948,000        5,328,000       5,047,000       620,000      281,000

INFORMATION SYSTEMS AND "YEAR 2000" COMPLIANCE

The Company recently completed a comprehensive review of its information systems and is involved in an enterprise-wide program to update computer systems and applications in preparation for the year 2000. The Company will incur internal staff costs as well as outside consulting and other expenditures related to this initiative. Total expenditures related to remediation, testing, conversion, replacement and upgrading system applications are expected to range from $20 to $25 million from 1997 through 2000. Of the total, approximately $9 to $11 million will be capital expenditures related to acquisition and implementation of new package systems. The balance, approximately $11 to $14 million, will be expenses associated with remediation and testing of existing systems. Total incremental expenses, including depreciation and amortization of new package systems, remediation to bring current systems into compliance and writing off legacy systems, are not expected to have a material impact on the Company's financial condition during any year during the conversion process from 1997 through 2000.

     The Company is attempting to contact vendors and others on whom it relies to assure that their systems will be converted in a timely fashion. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Furthermore, no assurance can be given that any or all of the Company's systems are or will be Year 2000 compliant, or that the ultimate costs required to address the Year 2000 issue or the impact of any failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's financial condition.

IMPACT OF INFLATION

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on the results of operations and financial condition have been minor.

ADOPTION OF NEW ACCOUNTING STANDARDS

During the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires the Company to disclose basic and diluted earnings per share. All prior periods have been restated.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." While the standard has no impact in determining earnings and earnings per share, the Company will adopt the disclosure standards in 1998.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION

REFORM ACT OF 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report, the Company's Form 10-K or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1998 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

CONSOLIDATED STATEMENTS OF INCOME




(Thousands except per share amounts)



                                                                1997             1996                 1995
----------------------------------------------------------------------------------------------------------------
NET SALES                                               $  3,617,856      $ 2,997,340         $  2,516,555
Costs of Goods Sold, Occupancy and Buying Costs           (2,257,824)      (1,942,295)          (1,695,627)
----------------------------------------------------------------------------------------------------------------
GROSS INCOME                                               1,360,032        1,055,045              820,928
General, Administrative and Store Operating Expenses        (787,780)        (584,903)            (434,632)
Special and Nonrecurring Charge                              (67,600)         (12,000)                   -
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                             504,652          458,142              386,296
Interest Expense                                             (30,326)         (32,544)             (49,536)
Other Income, Net                                              8,610            4,612                3,299
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                   482,936          430,210              340,059
Provision for Income Taxes                                   194,000          172,000              136,000
----------------------------------------------------------------------------------------------------------------
NET INCOME                                              $    288,936      $   258,210         $    204,059
----------------------------------------------------------------------------------------------------------------
DILUTED AND BASIC NET INCOME PER SHARE:                 $       1.14      $      1.02         $       0.92
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

(Thousands)

ASSETS                                            JANUARY 31, 1998          February 1, 1997
CURRENT ASSETS:
     Cash and Equivalents                             $    308,720               $   135,111
     Accounts Receivable                                    34,639                    18,750
     Inventories                                           417,703                   434,800
     Intercompany Receivable                                12,457                        60
     Other                                                 102,540                    68,255
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       876,059                   656,976
----------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                392,504                   395,647
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                79,137                    82,539
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                          $  1,347,700               $ 1,135,162
----------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
     Accounts Payable                                 $     94,498               $    88,896
     Accrued Expenses                                      224,380                   136,598
     Income Taxes                                           94,058                    98,187
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  412,936                   323,681
----------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                             350,000                   350,000
----------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                       13,068                    50,935
----------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                 10,901                     8,493
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
     Common Stock                                            2,527                     2,527
     Paid-In Capital                                       674,620                   675,240
     Retained Earnings (Deficit)                          (114,465)                 (272,071)
----------------------------------------------------------------------------------------------------------------
                                                           562,682                   405,696
----------------------------------------------------------------------------------------------------------------
Less: Treasury Stock, at Cost                               (1,887)                   (3,643)
----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                 560,795                   402,053
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $  1,347,700               $ 1,135,162
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements.


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




(Thousands)



                                                Common Stock
                                       ---------------------------
                                                                                   Retained     Treasury           Total
                                            Shares        Par         Paid-In       Earnings      Stock,         Shareholders'
                                       Outstanding        Value       Capital      (Deficit)     at Cost            Equity
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 28, 1995                   210,000            -           -      $ 573,195          -         $  573,195
Intercompany Activity                             -            -           -         (5,941)         -             (5,941)
Transfer of Equity to Debt ($350,000
   Long-Term Debt and $550,000
   Short-Term Borrowings)                         -            -           -       (900,000)         -           (900,000)
Cash Dividend to Parent Prior to IPO              -            -           -       (250,000)         -           (250,000)
Sale of Common Stock in IPO                  42,700       $2,527    $675,421              -          -            677,948
Net Income                                        -            -           -        204,059          -            204,059
Cash Dividends to Shareholders                    -            -           -        (30,324)         -            (30,324)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 3, 1996                   252,700       $2,527    $675,421      $(409,011)         -         $  268,937
Net Income                                        -            -           -        258,210          -            258,210
Cash Dividends to Shareholders                    -            -           -       (121,270)         -           (121,270)
Purchase of Treasury Stock                     (235)           -           -              -    $(3,986)            (3,986)
Exercise of Stock Options and Other              33            -        (181)             -        343                162
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1997                   252,498       $2,527    $675,240      $(272,071)   $(3,643)        $  402,053
Net Income                                        -            -           -        288,936          -            288,936
Cash Dividends to Shareholders                    -            -           -       (131,330)         -           (131,330)
Exercise of Stock Options and Other              99                     (620)                    1,756              1,136
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                   252,597       $2,527    $674,620      $(114,465)   $(1,887)        $  560,795


The accompanying notes are an integral part of these Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS




(Thousands)
------------------------------------------------------------------------------------------------------------
                                                                            1997         1996          1995
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                             $ 288,936    $ 258,210     $ 204,059
------------------------------------------------------------------------------------------------------------
IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS
     Depreciation and Amortization                                       106,197       85,573        75,686
     Special and Nonrecurring Charge, Net of Income Taxes                 40,600        7,200             -
CHANGE IN ASSETS AND LIABILITIES
     Inventories                                                           7,097      (75,954)      (63,374)
     Accounts Payable and Accrued Expenses                                55,785       53,510        33,459
     Income Taxes                                                        (14,996)       3,664        92,808
     Other Assets and Liabilities                                        (43,144)       5,461       (18,730)
------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                440,475      337,664       323,908
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Capital Expenditures                                               (124,275)    (123,630)     (128,229)
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Proceeds from Short-Term Borrowings                                       -            -       250,000
     Repayment of Short-Term Borrowings                                        -            -      (800,000)
     Proceeds from Sale of Common Stock                                        -            -       677,948
     Dividends Paid                                                     (131,330)    (121,270)     (280,324)
     Purchase of Treasury Stock                                                -       (3,986)            -
     Decrease (Increase) in Intercompany Receivable                      (12,397)      34,076       (34,136)
     Stock Options and Other                                               1,136          162        (5,941)
------------------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                                  (142,591)     (91,018)     (192,453)
------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS                                     173,609      123,016         3,226
Cash and Equivalents, Beginning of Year                                  135,111       12,095         8,869
------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                                      $ 308,720    $ 135,111     $  12,095
------------------------------------------------------------------------------------------------------------




In 1995, noncash financing activities included the transfer of equity to debt of $550 million of short-term intercompany borrowings and $350 million of long-term intercompany debt.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements


1. BASIS OF PRESENTATION

Intimate Brands, Inc. (the "Company") was incorporated on May 16, 1995, and on May 19, 1995 acquired the assets and liabilities of the Intimate Brands businesses in exchange for 210 million shares of Class B common stock issued to The Limited, Inc. ("The Limited"). The Company includes specialty retail and catalogue operations which offer women's intimate and other apparel, personal care products and accessories, and, prior to their transfer to the Company, were direct and indirect subsidiaries of The Limited. The businesses consist of Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works and Gryphon Development. The Limited owns approximately 83% of the outstanding common stock of the Company, which initiated public ownership on October 24, 1995.

     The net proceeds received by the Company from the sale of the common stock (the "Offering") in 1995 approximated $678 million and were used to repay borrowings under a $250 million bank credit agreement and approximately $428 million of short-term intercompany debt.

     An additional $122 million of short-term intercompany debt was paid from cash flow generated from operations during the fourth quarter of 1995. All short-term intercompany debt was fully repaid as of February 3, 1996.

     The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to, the Company and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1997 and 1996 represent the 52-week periods ended January 31, 1998 and February 1, 1997 and results for fiscal year 1995 represent the 53-week period ended February 3, 1996.

CASH AND EQUIVALENTS

Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

CATALOGUE AND ADVERTISING COSTS

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $255 million, $229 million and $213 million in 1997, 1996 and 1995.

PROPERTY AND EQUIPMENT

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

GOODWILL AMORTIZATION

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis principally over 30 years.

INCOME TAXES

Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in The Limited's consolidated Federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its Federal taxable income at a current estimate of the annual effective tax rate.

SHAREHOLDERS' EQUITY

At January 31, 1998, there were 550 million of $.01 par value Class A shares and 550 million of $.01 par value Class B shares authorized, of which 42.6 million shares and 210 million shares, respectively, were issued and outstanding net of treasury shares. At February 1, 1997, there were 42.5 million Class A shares and 210 million Class B shares issued and outstanding net of treasury shares. In addition, there were 55 million of $.01 par value preferred shares authorized, none of which have been issued.

     Holders of Class A common stock generally have identical rights to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock is convertible while held by The Limited or any of its subsidiaries into one share of Class A common stock.

REVENUE RECOGNITION

Sales are recorded upon purchase by customers. A reserve is provided equal to the gross profit on projected catalogue merchandise returns, based on prior experience.

EARNINGS PER SHARE

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share," which the Company adopted in the fourth quarter of 1997. Basic earnings per share is computed based upon the weighted average number of outstanding common shares. Diluted earnings per share include the weighted average effect of dilutive options and restricted stock. The common stock issued to The Limited (210 million Class B shares) in connection with the incorporation of the Company is assumed to have been outstanding for all periods.

Weighted Average Common Shares Outstanding (thousands):


                                       1997         1996        1995
---------------------------------------------------------------------
Common Shares Issued                252,700      252,700     221,300
Treasury Shares                        (130)         (42)          -
---------------------------------------------------------------------
Basic Shares                        252,570      252,658     221,300
Dilutive Effect of Options
     and Restricted Shares              966          397           -
---------------------------------------------------------------------
Diluted Shares                      253,536      253,055     221,300



Options to purchase 66,000, 751,000 and 682,000 shares of common stock were outstanding at year-end 1997, 1996 and 1995 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

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

RECLASSIFICATIONS

Certain amounts in previously reported financial statement captions have been reclassified to conform with current year presentation.

3. SPECIAL AND NONRECURRING CHARGES

During the fourth quarter of 1997, the Company recognized a $67.6 million charge in conjunction with closing Cacique, a 118-store lingerie business, effective January 31, 1998. The amount includes noncash charges of $30 million, comprised principally of write-offs and liquidations of store assets and accruals of $38 million related to cancellations of merchandise on order and other exit costs such as severance, service contract termination fees and lease termination costs. Other than contractual obligations of $5 million, the accrued costs are expected to be paid in fiscal year 1998. During the fourth quarter of 1996, the Company recognized a $12.0 million charge representing the estimated loss on the sale of Penhaligon's, a U.K.-based subsidiary. The transaction closed in April 1997.

4. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of (thousands):

                                          1997           1996
---------------------------------------------------------------------

Furniture, fixtures
     and equipment                    $613,983       $577,024
Land, building improvements
     and leaseholds                    127,918        122,748
Construction in progress                 1,885          1,827
---------------------------------------------------------------------
                                       743,786        701,599
Less:  accumulated depreciation
     and amortization                  351,282        305,952
---------------------------------------------------------------------
Property and equipment, net           $392,504       $395,647

5. LEASED FACILITIES AND COMMITMENTS

Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense for 1997, 1996 and 1995 follows (thousands):

                               1997       1996       1995
------------------------------------------------------------
Store rent:
     Fixed minimum         $161,859   $135,439   $109,238
     Contingent              12,941     10,874      9,039
------------------------------------------------------------
Total store rent            174,800    146,313    118,277
Buildings, equipment
     and other               17,196     15,633     10,183
------------------------------------------------------------
Total rent expense         $191,996   $161,946   $128,460


Rent expense includes charges from The Limited, Inc. and its subsidiaries for store, office and distribution center space under formal agreements which approximate market rates. At January 31, 1998, the Company was committed to noncancelable leases with remaining terms of 1 to 20 years. These commitments include store leases with initial terms which primarily range from 10 to 20 years and offices and distribution centers leased from The Limited with initial terms of 15 years.

A summary of minimum rent commitments under noncancelable leases follows (thousands):



1998         $187,411
1999          185,868
2000          182,471
2001          177,140
2002          168,516
Thereafter    632,958




6. OTHER ASSETS

Other assets consisted of (thousands):

                                                    1997         1996
----------------------------------------------------------------------
Goodwill, net of accumulated amortization
     of $29,034 and $25,924                      $73,421      $76,531
Other                                              5,716        6,008
----------------------------------------------------------------------
Total other assets                               $79,137      $82,539



7. ACCRUED EXPENSES

Accrued expenses consisted of (thousands):

                                            1997          1996
---------------------------------------------------------------
Compensation, payroll taxes
     and benefits                       $ 53,529      $ 33,099
Rent                                      27,214        23,347
Taxes, other than income                  14,806        12,768
Estimated returns for
     catalogue merchandise                11,913        13,276
Interest                                  13,948        14,029
Cacique closing                           28,403             -
Other                                     74,567        40,079
---------------------------------------------------------------
Total accrued expenses                  $224,380      $136,598




8. INCOME TAXES

The provision for income taxes consisted of (thousands):




                               1997         1996          1995
---------------------------------------------------------------
Currently payable:
     Federal               $180,500     $146,700      $108,800
     State                   29,900       28,300        15,600
---------------------------------------------------------------
                            210,400      175,000       124,400
---------------------------------------------------------------
Deferred:
     Federal                (19,600)      (4,700)        2,200
     State                    3,200        1,700         9,400
---------------------------------------------------------------
                            (16,400)      (3,000)       11,600
---------------------------------------------------------------
Total provision            $194,000     $172,000      $136,000
---------------------------------------------------------------



A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

                                     1997       1996     1995
----------------------------------------------------------------
Federal income tax rate              35.0 %     35.0 %   35.0 %
State income tax,
     net of Federal income
     tax effect                       4.5        4.5      4.8
Other items, net                      0.7        0.5      0.2
----------------------------------------------------------------
Total                                40.2 %     40.0 %   40.0 %


Income taxes payable included current deferred tax assets of $41.3 million and $458 thousand at January 31, 1998 and February 1, 1997. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $236 million in 1997 and $167 million in 1996.

A summary of the effect of temporary differences which give rise to deferred income tax balances follows (thousands):


1997                                       Assets        Liabilities           Total
------------------------------------------------------------------------------------
Excess of tax over
     book depreciation                          -         $(34,100)         $(34,100)
Special and nonrecurring charge           $15,100                 -           15,100
State income taxes                         12,700                 -           12,700
Other, net                                 50,700          (16,200)           34,500
------------------------------------------------------------------------------------
Total deferred income taxes               $78,500         $(50,300)         $ 28,200
------------------------------------------------------------------------------------

1996                                       Assets        Liabilities           Total
------------------------------------------------------------------------------------
Excess of tax over
     book depreciation                          -         $(64,400)         $(64,400)
Special and nonrecurring charge           $ 4,800                 -            4,800
State income taxes                         11,300                 -           11,300
Other, net                                 29,800          (32,000)           (2,200)
------------------------------------------------------------------------------------
Total deferred income taxes               $45,900         $(96,400)         $(50,500)
------------------------------------------------------------------------------------




9. LONG-TERM DEBT

Long-term debt consists of notes which represent the Company's proportionate share of certain long-term debt of The Limited. The interest rates and maturities of the notes parallel those of the corresponding debt of The Limited.

A summary of unsecured long-term debt at January 31, 1998 and February 1, 1997 follows (thousands):

                                           1997         1996
-------------------------------------------------------------
8 7/8% Notes Due August 1999           $ 100,000    $ 100,000
9 1/8% Notes Due February 2001           150,000      150,000
7 1/2% Debentures Due March 2023         100,000      100,000
-------------------------------------------------------------
                                       $ 350,000    $ 350,000
-------------------------------------------------------------



Each of the notes is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The debt of The Limited corresponding to the 7 1/2% debentures maturing in 2023 is subject to early redemption by The Limited at its option beginning in 2003 at specified declining premiums. The other notes are not subject to early redemption by The Limited.

10.   RELATED PARTY TRANSACTIONS

Transactions between the Company and The Limited and its wholly-owned subsidiaries commonly occur in the normal course of business and principally consist of the following:

 - Merchandise purchases
 - Capital expenditures
 - Real estate management and leasing
 - Inbound and outbound transportation
 - Corporate services

Information with regard to these transactions is as follows:

Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

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

     The Company's inbound and outbound transportation expenses, exclusive of Victoria's Secret Catalogue (which maintains its own order fulfillment operation), are managed centrally by Limited Distribution Services ("LDS"), a wholly-owned subsidiary of The Limited. Inbound freight is charged to the Company based on actual receipts while outbound freight is charged based on a percentage of cartons shipped.

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

     The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. For all periods through May 18, 1995, intercompany accounts have been characterized as a component of shareholders' equity in the accompanying consolidated balance sheets and intercompany transactions have been reported as financing activities in the accompanying consolidated statements of cash flows. Effective May 19, 1995, the intercompany accounts became an interest-earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve AA Composite 30-day rate. The amount of the intercompany receivable from The Limited under these agreements at January 31, 1998 is approximately $12.5 million.

     The Company is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on square footage and represent the proportionate share of the underlying leases with third parties.

     The Company is also charged rent expense and utilities at market rates for the distribution center and home office space that it occupies according to formal 15-year lease agreements, which contain options to renew.

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

The following table summarizes the related party transactions between the Company and The Limited and its wholly-owned subsidiaries for the years indicated (thousands):


                                               1997             1996             1995
--------------------------------------------------------------------------------------
Mast purchases                            $ 360,192        $ 367,240        $ 286,335

Capital expenditures                         75,474           88,740          113,383

Inbound and outbound freight                 45,308           31,816           22,336

Corporate charges                            51,376           35,130           31,860

Store leases and other occupancy             38,700           35,510           27,730

Distribution center, MIS and home
     office expenses                         17,302           11,253            7,413

Centrally managed benefits                   40,736           32,713           28,025

Interest charges                             30,326           32,544           40,579

Interest income                               8,610            4,612            3,299
--------------------------------------------------------------------------------------
Total                                     $ 668,024        $ 639,558        $ 560,960




The Company has no arrangements with The Limited that result in the Company's guarantee, pledge of assets or stock to provide collateral for The Limited's debt obligations.

     Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems, a 40% owned venture of The Limited.

11.   STOCK OPTIONS AND RESTRICTED STOCK

Under the Company's stock plan associates may be granted up to 17.5 million restricted shares or options to purchase the Company's common stock at the market price on the date of grant. In 1997, the Company granted approximately
2.3 million options with a graduated vesting schedule over six years. The remaining options generally vest 25% per year over the first four years of the grant. Options have a maximum term of ten years.

     In connection with the Offering in 1995, certain options to purchase stock of The Limited held by Company associates were canceled in exchange for approximately 466,000 options to purchase the Company's common stock at the Offering price of $17 per share and an additional 216,000 options were granted during 1995 at a weighted average option price per share of $16.93.

     The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of all options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on the Company's net income and diluted earnings per share would have been a reduction of approximately $2.8 million or $.01 per share in 1997 and $1.0 million or $.00 per share in 1996. The weighted average fair value of options granted of $5.50, $3.80 and $4.66 during 1997, 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997, 1996 and 1995: dividend yields of 3.1%, 3.7% and 3.1%, volatility of 27%, 31% and 31%, risk-free interest rates of 6%, 5.25% and 7%, assumed forfeiture rates of 15%, 15% and 20% and expected lives of
6.5 years, 5 years and 5 years.

     Approximately 1,442,000, 169,000 and 163,000 restricted shares were granted in 1997, 1996 and 1995, with market values at date of grant of $30.2 million, $3.0 million and $2.5 million. Included in the 1997 grants were 1,100,000 restricted shares, of which 850,000 had performance requirements, with graduated vesting schedules over six years. The remaining restricted stock grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years.

     Also, in connection with the Offering, 193,500 restricted shares of the Company's common stock were granted at the Offering price of $17 per share in exchange for canceling restricted shares of The Limited. The market value of shares, subject to adjustment at the measurement date for the performance awards, is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards amounted to $10.0 million, $3.0 million and $2.7 million in 1997, 1996 and 1995.

A summary of option activity for 1997 and 1996 follows:


                                              1997                                        1996
                              -----------------------------------             -----------------------------
                                  SHARES                 WEIGHTED               SHARES            WEIGHTED
                                                          AVERAGE                                  AVERAGE
                                                     OPTION PRICE                             OPTION PRICE
----------------------------------------------------------------------------------------------------------
Outstanding at
     beginning of
     year                      1,530,000                 $ 15.89               682,000             $ 16.98
Granted                        3,074,000                   19.89               931,000               15.13
Exercised                        (66,000)                  16.05               (15,000)              17.00
Canceled                        (235,000)                  17.62               (68,000)              16.12
----------------------------------------------------------------------------------------------------------
Outstanding at
     end of year               4,303,000                 $ 18.69             1,530,000             $ 15.89
----------------------------------------------------------------------------------------------------------
Options exercisable
     at year-end                 418,000                 $ 16.40               126,000             $ 16.90
----------------------------------------------------------------------------------------------------------




Approximately 700,000 options outstanding at year-end are at $14 per share, 1,000,000 are at $17 per share and 2,500,000 are at $20 to $22 per share. The remaining options outstanding are at prices between $16 and $23 per share.

     Approximately 380,000 of the options exercisable are at prices between $14 and $17 per share. The remaining shares exercisable are at prices from $18 to $23 per share.

12.   RETIREMENT BENEFITS

The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $12.7 million, $11.7 million and $8.9 million in 1997, 1996 and 1995.

13.   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CURRENT ASSETS AND CURRENT LIABILITIES

The carrying value of cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of their short maturity.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at January 31, 1998 and February 1, 1997 was $364.1 million and $354.7 million compared to the carrying value of $350.0 million for each year.

14.   QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results for 1997 and 1996 follow (thousands except per share amounts):


Quarter                          First         Second        Third          Fourth
------------------------------------------------------------------------------------
1997
Net sales                   $  704,041      $ 826,574    $ 689,978      $1,397,263
Gross income                   228,082        282,571      249,227         600,152
Net income                      32,898         60,998       35,434         159,606
Diluted and basic
     net income
     per share              $     0.13      $    0.24    $    0.14      $     0.63*
------------------------------------------------------------------------------------

1996
Net sales                   $  586,208        653,291    $ 596,985      $1,160,856
Gross income                   174,777        216,962      194,031         469,275
Net income                      25,235         48,060       27,195         157,720
Diluted and basic
     net income
     per share              $     0.10      $    0.19    $    0.11      $     0.62*

------------------------------------------------------------------------------------
*

*Including special and nonrecurring charges of $67.6 million ($0.16 per diluted share) in the fourth quarter of 1997 in conjunction with the closing of Cacique, and $12.0 million ($0.03 per diluted share) in the fourth quarter of 1996 representing the estimated loss on the sale of Penhaligon's (see Note 3).


                     MARKET PRICE AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
                                           Market Price
                             ----------------------------------------------
                                                                  Cash
                                                                Dividend
                              High              Low             Per Share
--------------------------------------------------------------------------------
Fiscal Year End 1997
--------------------------------------------------------------------------------
4th Quarter                  $25 3/8          $21 3/16             $.13
3rd Quarter                   25               20 5/16              .13
2nd Quarter                   23 1/16          19                   .13
1st Quarter                   20 5/8           17 1/8               .13

--------------------------------------------------------------------------------
Fiscal Year End 1996
--------------------------------------------------------------------------------
4th Quarter                  $20              $15 5/8              $.12
3rd Quarter                   21 3/4           17 1/8               .12
2nd Quarter                   24 3/8           18 3/4               .12
1st Quarter                   21 1/2           14 1/8               .12

--------------------------------------------------------------------------------

The Company's common stock is traded on the New York Stock Exchange ("IBI"). On January 31, 1998, there were approximately 1,200 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street name, the Company estimates the shareholder base at approximately 42,000.