Form 10-K405, Exhibit 13
period 1999-01-30
INTIMATE BRANDS INC
filed 1999-04-27
CIK 945676

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL SUMMARY

(Thousands except per share amounts, ratios and store and associate data)

---------------------------------------------------------------------------------------------------------------
 Fiscal year                             1998            1997          1996           1995*          1994
---------------------------------------------------------------------------------------------------------------
 SUMMARY OF OPERATIONS
Net sales                             $3,885,753     $3,617,856     $2,997,340     $2,516,555     $2,108,310
Gross income                          $1,595,397     $1,360,032     $1,055,045     $  820,928     $  702,287
Operating income                      $  680,849     $  504,652     $  458,142     $  386,296     $  337,988
Operating income as a
  percentage of sales                       17.5%          13.9%          15.3%          15.4%          16.0%
Adjusted operating income-            $  680,849     $  572,252-    $  470,142-    $  386,296     $  337,988
Adjusted operating income
  as a percentage of sales-                 17.5%          15.8%-         15.7%-         15.4%          16.0%
Income before income taxes            $  667,199     $  482,936     $  430,210     $  340,059     $  337,988
Net income                            $  400,199     $  288,936     $  258,210     $  204,059     $  202,988
Net income as a
  percentage of sales                       10.3%           8.0%           8.6%           8.1%           9.6%
Adjusted net income-                  $  400,199     $  329,536-    $  265,410-    $  204,059     $  202,988
Adjusted net income as a
  percentage of sales-                      10.3%           9.1%-          8.9%-          8.1%           9.6%
---------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total assets                          $1,448,077     $1,347,700     $1,135,162     $  943,353     $  768,551
Return on average assets                      29%            23%            25%            24%            29%
Adjusted return on average assets-            29%            27%-           26%-           24%            29%
Working capital                       $  440,073     $  463,123     $  333,295     $  241,177     $  220,757
Current ratio                                1.8            2.1            2.0            2.0            2.6
Capital expenditures                  $  121,543     $  124,275     $  123,630     $  128,229     $  107,037
Long-term debt                        $  250,000     $  350,000     $  350,000     $  350,000           --

Debt-to-equity ratio                          39%            62%            87%           130%          --
Shareholders' equity                  $  644,643     $  560,795     $  402,053     $  268,937     $  573,195
Return on average
  shareholders' equity                        66%            60%            77%            48%            39%
Adjusted return on average
  shareholders' equity-                       66%            68%-           79%-           48%            39%
Comparable store sales increase                5%            11%             7%             1%            13%
---------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS
Basic net income                      $     1.60     $     1.14     $     1.02     $     0.92     $     0.97
Diluted net income                    $     1.59     $     1.14     $     1.02     $     0.92     $     0.97
Adjusted diluted net income-          $     1.59     $     1.30-    $     1.05-    $     0.92     $     0.97
Dividends                             $     0.56     $     0.52     $     0.48     $     0.12+          --
Book value                            $     2.55     $     2.22     $     1.59     $     1.06     $     2.73
Diluted weighted average
  shares outstanding                     252,438        253,536        253,055        221,300        210,000
---------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES
  AT END OF YEAR
Total number of stores open                1,890          1,710          1,609          1,293          1,037
Selling square feet                    5,794,000      5,328,000      5,047,000      4,230,000      3,419,000
Number of associates                      55,000         50,000         43,900         39,300         30,100
---------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------
 Fiscal year                              1993            1992          1991
-----------------------------------------------------------------------------------
 SUMMARY OF OPERATIONS
Net sales                              $1,630,828     $1,325,326     $1,199,496
Gross income                           $  496,500     $  397,936     $  366,938
Operating income                       $  218,462     $  167,287     $  177,837
Operating income as a
  percentage of sales                        13.4%          12.6%          14.8%
Adjusted operating income-             $  218,462     $  167,287     $  177,837
Adjusted operating income
  as a percentage of sales-                  13.4%          12.6%          14.8%
Income before income taxes             $  218,462     $  167,287     $  177,837
Net income                             $  132,462     $  102,287     $  106,404
Net income as a
  percentage of sales                         8.1%           7.7%           8.9%
Adjusted net income-                   $  132,462     $  102,287     $  106,404
Adjusted net income as a
  percentage of sales-                        8.1%           7.7%           8.9%
-----------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total assets                           $  655,061     $  611,429     $  487,388
Return on average assets                       21%            19%            26%
Adjusted return on average assets-             21%            19%            26%
Working capital                        $  157,464     $  151,870     $  169,703
Current ratio                                 2.3            2.6            3.1
Capital expenditures                   $   81,145     $   78,792         76,975
Long-term debt                               --             --             --

Debt-to-equity ratio                         --             --             --
Shareholders' equity                   $  469,136     $  455,180     $  371,188
Return on average
  shareholders' equity                         29%            25%            36%
Adjusted return on average
  shareholders' equity-                        29%            25%            36%
Comparable store sales increase                 9%             1%             8%
-----------------------------------------------------------------------------------
PER SHARE RESULTS
Basic net income                       $     0.63     $     0.49     $     0.51
Diluted net income                     $     0.63     $     0.49     $     0.51
Adjusted diluted net income-           $     0.63     $     0.49     $     0.51
Dividends                                    --             --             --
Book value                             $     2.23     $     2.17     $     1.77
Diluted weighted average
  shares outstanding                      210,000        210,000        210,000
-----------------------------------------------------------------------------------
STORES AND ASSOCIATES
  AT END OF YEAR
Total number of stores open                   879            743            662
Selling square feet                     2,915,000      2,349,000      1,895,000
Number of associates                       22,500         15,900         14,200
------------------------------------------------------------------------------------

*        Fifty-three week fiscal year

- Excluding special and nonrecurring charge of $67.6 million in 1997 and $12.0 million in 1996

+ Represents one quarter's dividend subsequent to the Company's October 1995 initial public offering

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net sales for the fourth quarter of 1998 were $1.531 billion, an increase of 10% from $1.397 billion for the fourth quarter a year ago. Gross income increased to $712.4 million from $600.2 million in 1997 and operating income increased to $413.9 million from $271.2 million in 1997. Earnings per diluted share were $0.98 versus $0.63 in 1997. In 1997, operating income included a $68 million special and nonrecurring charge reflecting the closing of Cacique, a 118-store lingerie business. Excluding this charge, earnings per diluted share increased 24% to $0.98 versus $0.79 for the fourth quarter in 1997.

    Net sales for the fiscal year ended January 30, 1999 were $3.886 billion, an increase of 7% from $3.618 billion for last year. Gross income increased to $1.595 billion from $1.360 billion in 1997 and operating income increased to $680.8 million from $504.7 million in 1997. Earnings per diluted share were $1.59 per share, compared to $1.14 last year. Excluding the impact of the Cacique charge, sales increased 10% and earnings per diluted share increased 22% to $1.59 versus $1.30 in 1997.


                                 [PHOTOGRAPH]


Business highlights include the following:
-------------------------------------------------------------------------------

o Bath & Body Works', Intimate Brands' fastest growing and highest profit margin business, sales grew 20% in 1998 to $1.272 billion. Operating profits grew 23%.

o The Victoria's Secret brand grew to $2.588 billion in 1998, a 6% sales increase. Victoria's Secret brand teams continue to build strong brand equity through fashion-right, high-quality products, major product introductions, and successful brand extensions such as Victoria's Secret Beauty. The introduction of www.VictoriasSecret.com in December 1998 has increased the prospects of building a global sales base at a faster pace.

o Victoria's Secret Stores' sales increased 7% to $1.829 billion, while operating profits grew 14%.

o Sales at Victoria's Secret Catalogue were up 3%, while operating profits were down slightly. Sales productivity improved with a second half "fewer, better books" strategy and more focused mailings.

o In January 1999, the Company announced its intention to repurchase up to $500 million of its common stock on a proportionate basis from both the open market and The Limited, Inc. As of January 30, 1999, the Company had repurchased a total of 2.6 million shares for $95.5 million.


Intimate Brands Number of Stores

 1994      1995      1996      1997      1998
1,037      1,293     1,609     1,828*    1,890


Intimate Brands Capital Expenditures
(in millions)

 1994      1995      1996      1997      1998
 $107      $128      $124      $124      $122

* Before closing 118 Cacique stores on January 31, 1998

FINANCIAL SUMMARY

The following summarized financial data compares 1998 to the comparable periods for 1997 and 1996:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          % Change
                                                                                                      ----------------------
NET SALES (MILLIONS):                                          1998         1997         1996         1998-97       1997-96
  Victoria's Secret Stores                                   $ 1,829      $ 1,702      $ 1,450            7%          17%
  Bath & Body Works                                            1,272        1,057          753           20%          40%
-----------------------------------------------------------------------------------------------------------------------------
    Total retail sales                                         3,101        2,759        2,203           12%          25%

  Victoria's Secret Catalogue                                    759          734          684            3%           7%
  Other*                                                          26          125          110           --           --
-----------------------------------------------------------------------------------------------------------------------------
    Total net sales                                          $ 3,886      $ 3,618      $ 2,997            7%          21%
-----------------------------------------------------------------------------------------------------------------------------
COMPARABLE STORE SALES:
  Victoria's Secret Stores                                         4%          11%           5%
  Bath & Body Works                                                7%          11%          11%
-----------------------------------------------------------------------------------------------------------------------------
    Total comparable store sales increase*                         5%          11%           7%
-----------------------------------------------------------------------------------------------------------------------------
STORE DATA*:
  Retail sales increase attributable to new and
    remodeled stores (1998 change excludes impact
    of closing Cacique)                                            7%          14%          19%
  Retail sales per average selling square foot               $   558      $   532      $   495            5%           7%
  Retail sales per average store (thousands)                 $ 1,723      $ 1,661      $ 1,583            4%           5%
  Average store size at the end of year
    (selling square feet)                                      3,066        3,116        3,137           (2%)         (1%)
  Retail selling square feet at end of year (thousands)        5,794        5,328        5,047            9%           6%
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF STORES:
  Beginning of year                                            1,710        1,609        1,293
    Opened                                                       201          233          325
    Closed                                                       (21)        (132)          (9)
-----------------------------------------------------------------------------------------------------------------------------
  End of year                                                  1,890        1,710        1,609           11%           6%
==============================================================================================================================

* Includes the Cacique business which was closed effective January 31, 1998

NET SALES

FOURTH QUARTER

Net sales for the fourth quarter of 1998 increased by 10% to $1.531 billion from $1.397 billion in 1997. Excluding Cacique, net sales grew 12%. The net sales increase, excluding Cacique, was primarily due to an 8% increase in comparable store sales. The balance of the increase was due to the net addition of 180 new stores and an increase in catalogue and other sales. Net sales for the fourth quarter of 1997 increased 20% to $1.397 billion from $1.161 billion for 1996. The sales increase was attributable to a 13% increase in comparable store sales, new and remodeled stores, and an increase in catalogue and other sales.

FULL YEAR

Net sales for 1998 increased 7% to $3.886 billion from $3.618 billion in 1997. Excluding Cacique, net sales grew 10%. The net sales increase, excluding Cacique, was primarily due to the net addition of 180 new stores. The balance of the increase was due to a 5% increase in comparable store sales and an increase in catalogue and other sales. Sales for 1997 increased 21% to $3.618 billion from $2.997 billion for 1996. The sales increase was primarily attributable to new and remodeled stores. The balance of the increase was due to an 11% increase in comparable store sales and a $58 million increase in catalogue and other sales.

    In 1998, retail sales increased 12% to $3.101 billion, led by Bath & Body Works' sales increase of 20%. Bath & Body Works' sales increase was primarily attributable to the net addition of 140 new stores and 319,000 selling square feet, as well as a 7% increase in comparable store sales. Overall, Bath & Body Works' sales increase was primarily driven by the brand's new, unique holiday product collections. Victoria's Secret Stores' sales increased 7% to $1.829 billion. The sales increase was primarily attributable to a 4% increase in comparable store sales. The remaining increase came from the net addition of 40 new stores and 147,000 selling square feet.

    In 1997, retail sales increased 25% to $2.759 billion, also led by Bath & Body Works' sales increase of 40%. Bath & Body Works' sales increase was attributable to the net addition of 171 new stores and 419,000 selling square feet, with the remaining increase coming from

11% growth in comparable store sales. In 1997, Victoria's Secret Stores' sales increased 17% to $1.702 billion. The sales increase was primarily attributable to an 11% increase in comparable store sales, with the remaining increase coming from the net addition of 53 new stores and 229,000 selling square feet.

    In 1998, Victoria's Secret Catalogue's net sales increased 3% to $759 million. The sales increase was attributable to an increased response rate. In 1997, Victoria's Secret Catalogue's net sales increased 7% to $734 million, primarily driven by an 18% increase in catalogues mailed.

GROSS INCOME
FOURTH QUARTER
The fourth quarter of 1998 gross income rate (expressed as a percentage of net sales) increased to 46.5% from 43.0% for the same period in 1997. The rate increase was primarily due to a 2.2% increase in the merchandise margin rate (which represents gross income before deduction of buying and occupancy costs) and a 1.3% decrease in the buying and occupancy rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups and reduced markdowns. The decrease in the buying and occupancy rate was primarily due to accelerated depreciation expense at Victoria's Secret in 1997. Both the merchandise margin rate and the buying and occupancy rate were also favorably impacted by Bath & Body Works. This business increased to 39% of total Company net sales in 1998 from 35% in 1997. Bath & Body Works has historically recorded higher merchandise margins due to higher retail markups and lower buying and occupancy costs as a result of smaller store sizes and higher sales productivity. The Company believes that the continued strong growth of Bath & Body Works will have a positive impact on the gross income rate going forward.

    The fourth quarter of 1997 gross income rate increased to 43.0% from 40.4% for the same period in 1996. The rate improvement was primarily due to a 3.5% increase in the merchandise margin rate, partially offset by a 0.9% increase in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups across all businesses, particularly at Victoria's Secret Stores. Merchandise margins have also been positively impacted by the growth of Bath & Body Works to 35% of total Company net sales from 32% in 1996. The growth in the buying and occupancy expense rate was primarily due to accelerated depreciation expense to regularly remodel and refresh stores at Victoria's Secret, as well as, lower catalogue response rates.

FULL YEAR
In 1998, the gross income rate increased to 41.1% from 37.6% in 1997. The rate increase was attributable to a 3.2% increase in the merchandise margin rate and a 0.4% decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups and reduced markdowns, especially at Victoria's Secret Stores. Both the merchandise margin rate and the buying and occupancy rate were also favorably impacted by Bath & Body Works. This business increased to 33% of total Company net sales in 1998 from 29% in 1997.

    The 1997 gross income rate increased to 37.6% from 35.2% in 1996. The increase was attributable to a 2.1% increase in the merchandise margin rate and a 0.3% decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups across all businesses, but especially at Victoria's Secret Stores. The balance of the merchandise margin rate increase was due to Bath & Body Works' growth to 29% of total Company net sales from 25% in 1996. The buying and occupancy rate decrease was attributable to leverage resulting from 11% comparable store sales, as well as, the favorable sales mix shift described above.

                                  [photograph]

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

FOURTH QUARTER

The general, administrative and store operating expense rate (expressed as a percentage of net sales) increased to 19.5% in the fourth quarter of 1998, from 18.7% for the same period in 1997. The rate increase was primarily due to the continued investment in national advertising for Victoria's Secret. In addition, the increase was driven by a shift in the mix of net sales to Bath & Body Works, which has higher general, administrative and store operating expense rates due to significantly smaller stores. These increases were partially offset by savings from the closing of Cacique.

    The general, administrative and store operating expense rate increased to 18.7% in the fourth quarter of 1997 from 16.2% for the same period in 1996. This 2.5% increase was primarily driven by investments in national advertising for Victoria's Secret. The balance of the increase was driven by the growth of Bath & Body Works to 35% of total Company net sales from 32% in 1996.

FULL YEAR
The general, administrative and store operating expense rates were 23.5%, 21.8% and 19.5% in 1998, 1997 and 1996. The rate increases were primarily due to increases in national advertising by Victoria's Secret, the growth of Bath & Body Works in the overall mix of net sales, and additional store staffing to support product extensions and new initiatives at Victoria's Secret Stores. In 1998, these increases were partially offset by savings from the closing of Cacique.

SPECIAL AND NONRECURRING CHARGES
In 1997, the Company recognized a $67.6 million fourth quarter charge which represented the estimated loss on the closing of the Cacique business. Cacique had $95.2 million in sales for 1997 and a $17.0 million operating loss. The business closed effective January 31, 1998 (see Note 2 to the Consolidated Financial Statements). After cash disbursements of $26.8 million in 1998, accruals of $10.8 million, principally for contractual obligations, remained at January 30, 1999.

    In 1996, the Company recognized a $12.0 million fourth quarter charge, which represented the estimated loss on the April 1997 sale of Penhaligon's (a U.K.-based subsidiary), which had 1996 sales of $5.5 million and a $3.1 million operating loss.

OPERATING INCOME
FOURTH QUARTER
The operating income rate (expressed as a percentage of net sales) increased to 27.0% in the fourth quarter of 1998, from 19.4% for the same period in 1997. Excluding the 1997 special and nonrecurring charge, the fourth quarter operating income rate increased to 27.0% from 24.2%. The rate increase is primarily due to an increase in the gross income rate which more than offset an increase in the general, administrative and store operating expense rate. The operating income rate decreased to 19.4% in the fourth quarter of 1997, from 23.2% in 1996. Excluding special and nonrecurring charges, the operating income rate in the fourth quarter of 1997 was flat to 1996 as a result of an increase in the gross income rate offsetting an increase in the general, administrative and store operating expense rate increase.

FULL YEAR
The operating income rate was 17.5%, 13.9% and 15.3% in 1998, 1997 and 1996. Excluding special and nonrecurring charges, the operating income rate would have been 15.8% in 1997 and 15.7% in 1996. The improvement in the operating income rate was driven by increased gross income rates which more than offset greater general, administrative and store operating rates.

INTEREST EXPENSE AND OTHER INCOME

In 1998, the Company incurred $7.6 million and $30.1 million in interest for the fourth quarter and year, compared to $7.6 million and $30.3 million in 1997 for the same periods. Interest expense for 1998 and 1997 primarily resulted from the $350 million of debt.

    In 1998, the Company earned $3.8 million and $16.4 million in other income for the fourth quarter and year, compared to $3.7 million and $8.6 million in 1997 for the same periods. The full year increase is primarily due to interest income earned (based upon the Federal Reserve AA composite 30-day rate) on higher invested cash balances managed through The Limited, Inc.'s ("The Limited") centralized cash management system (see Note 9 to the Consolidated Financial Statements).

FINANCIAL CONDITION

The Company's consolidated balance sheet as of January 30, 1999 provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities and cash available from The Limited's centralized cash management system provide the resources to support current operations, including projected growth, seasonal requirements, and capital expenditures.

A summary of the Company's working capital position and capitalization follows (thousands):

-------------------------------------------------------------------------------
                                            1998            1997          1996
-------------------------------------------------------------------------------
Cash provided by operating
  activities                              $509,671       $440,475       $337,664
Working capital                           $440,073       $463,123       $333,295
Capitalization:
  Long-term debt                          $250,000       $350,000       $350,000
  Shareholders' equity                     644,643        560,795        402,053
-------------------------------------------------------------------------------
Total capitalization                      $894,643       $910,795       $752,053
-------------------------------------------------------------------------------

In 1998, working capital has been reduced to reflect $100 million of debt due in 1999 (see Note 8 to the Consolidated Financial Statements) which will be repaid through cash from operations. No additional borrowings are currently anticipated.

The Company considers the following to be appropriate measures of liquidity and capital resources:

--------------------------------------------------------------------
                                         1998      1997       1996
--------------------------------------------------------------------
 Debt-to-capitalization ratio
   (long-term debt divided by
   total capitalization)                 28%        38%       47%
 Cash flow to capital investment
   (net cash provided by
   operating activities divided
   by capital expenditures)             419%       354%      273%
--------------------------------------------------------------------

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

OPERATING ACTIVITIES
Net cash provided by operating activities totaled $509.7 million, $440.5 million and $337.7 million for 1998, 1997 and 1996. The increase in cash provided by operating activities in 1998 was primarily driven by three factors: 1) an increase in net income; 2) a difference in the amount and timing of income tax payments; and 3) a decrease in paper inventory at Victoria's Secret Catalogue. These increases were partially offset by cash used to fund inventory increases, primarily in non-seasonal merchandise at Victoria's Secret Stores.

INVESTING ACTIVITIES
Investing activities were all for capital expenditures, primarily for new and remodeled stores.

FINANCING ACTIVITIES
Financing activities included four quarterly cash dividend payments of $0.14 per share. In addition, financing activities included two stock repurchases during 1998. In a repurchase completed in August 1998, the Company acquired 4.5 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. In January 1999, the Company announced its intention to repurchase up to $500 million of its common stock. Purchases will be made on a proportionate basis from both the Company's public shareholders and The Limited. As of January 30, 1999, the Company had repurchased 0.4 million shares from public shareholders for $14.8 million and 2.2 million shares from The Limited, at the same weighted average per share price, for $80.7 million. Other financing activities in 1998 included an $18.3 million net decrease in The Limited's intercompany cash management account receivable (see Note 9 to the Consolidated Financial Statements).

                                  [PHOTOGRAPH]

A summary of stores and selling square feet follows:                                 Change from Prior Year
-------------------------------------------------------------------------------------------------------------
                                    Goal-1999             1998            1997       1999-98        1998-97
-------------------------------------------------------------------------------------------------------------
 Victoria's Secret Stores
   Stores                             919                  829             789           90             40
   Selling sq. ft.              3,995,000            3,702,000       3,555,000      293,000        147,000
 Bath &Body Works
   Stores                           1,231                1,061             921          170            140
   Selling sq. ft.              2,499,000            2,092,000       1,773,000      407,000        319,000
-------------------------------------------------------------------------------------------------------------
 Total retail
   Stores                           2,150                1,890           1,710          260            180
   Selling sq. ft.              6,494,000            5,794,000       5,328,000      700,000        466,000
-------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Capital expenditures amounted to $121.5 million, $124.3 million and $123.6 million for 1998, 1997 and 1996, of which $87.0 million, $72.4 million and $91.5 million were for new stores and remodeling and expanding existing stores.

    The Company added approximately 466,000 selling square feet in 1998 which represented an increase of 9% over 1997. The increase in selling square feet resulted from the net addition of 180 new stores and the expansion of 48 stores. The capital expenditures were funded with cash from operations.

    The Company anticipates spending $150 to $170 million in 1999 for capital expenditures, of which $110 to $120 million will be for new stores and the remodeling and expansion of existing stores.

    The Company announced its intention to add approximately 700,000 selling square feet in 1999, which will represent a 12% increase over year-end 1998. It is anticipated the increase will result from the addition of approximately 260 new stores and the expansion of approximately 40 stores. The Company expects that future capital expenditures will be funded by net cash provided by operating activities.

YEAR 2000 READINESS DISCLOSURES
The Year 2000 issue arises primarily from computer programs, commercial systems and embedded chips that will be unable to properly interpret dates beyond the year 1999. The Company utilizes a variety of proprietary and third party computer technologies - both hardware and software - directly in its businesses. The Company also relies on numerous third parties and their systems' ability to address the Year 2000 issue. The Company's critical information technology ("IT") functions include point-of-sale equipment, merchandise distribution, merchandise and non-merchandise procurement, credit card and banking services, transportation, and business and accounting management systems. The Company is using both internal and external resources to complete its Year 2000 initiatives.

    In order to address the Year 2000 issue, the Company is participating with its parent, The Limited, which established a program management office to oversee, monitor and coordinate the company-wide Year 2000 effort. This office has developed and is implementing a Year 2000 plan. The implementation includes five stages: (i) awareness, (ii) assessment, (iii) renovation / development,
(iv) validation, and (v) implementation. There are several areas of focus: (1) renovation of legacy systems throughout the Company; (2) upgrade existing software packages at two operating businesses; (3) assessment of Year 2000 readiness at key vendors and suppliers; and (4) evaluating facilities and distribution equipment with embedded computer technology.

    The status of each area of focus is as follows:

(1) All five stages of Year 2000 implementation for renovation of legacy systems are complete for significant IT systems at the Company's businesses.

(2) The upgrade of existing software packages at two of the Company's businesses has been completed.

(3) A vast network of vendors, suppliers and service providers located both within and outside the United States provide the Company with merchandise for resale, supplies for operational purposes and services. The Company has identified key vendors, suppliers, and service providers and is making inquiries to determine their Year 2000 status. The Company has obtained assurances from a number of its key vendors regarding their Year 2000 status and expects to complete this process in mid-1999. In addition, the Company is in the process of conducting on-site assessments of certain of its key vendors to further assess such vendors' progress and expects to complete this process in mid-1999. Also, the Company, along with other major retail organizations, is participating in a national industry Year 2000 survey of over 80,000 suppliers and vendors.

(4) The Company also utilizes various facilities and distribution equipment with embedded computer technology, such as conveyors, elevators, security systems, fire protection systems, and energy management systems. The Company's assessment of these systems is in process and all stages of its efforts are expected to be completed in the second quarter of 1999. The Company believes that the reasonably likely worst-case scenario would involve short-term disruption of systems affecting its supply and distribution channels. The Company is developing contingency plans, such as alternative sourcing, and identifying the necessary actions that it would need to take if critical systems or service providers were not Year 2000 compliant.The Company expects to finalize these contingency plans by mid-1999.

    At the present time, the Company is not aware of any Year 2000 issues that are expected to affect materially its products, services, competitive position or financial performance. However, despite the Company's significant efforts to make its systems, facilities and equipment Year 2000 compliant, the compliance of third-party service providers and vendors (including, for instance, government entities and utility companies) is beyond the Company's control. Accordingly, the Company can give no assurances that the failure of systems of other companies on which the Company's systems rely, or the failure of key suppliers or other third parties to comply with Year 2000 requirements, will not have a material adverse effect on the Company.

    Total expenditures incurred through 1998 related to remediation, testing, conversion, replacement and upgrading system applications were $18 million. In addition, the Company has incurred internal payroll costs (not separately identified) relating to the Company's Year 2000 initiatives. Any additional expenditures are not expected to be material. Total incremental expenses, primarily depreciation and amortization of new package systems, are not expected to have a material impact on the Company's financial condition during 1999 and 2000.

IMPACT OF INFLATION

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

ADOPTION OF NEW ACCOUNTING STANDARDS

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires that certain external costs and internal payroll and payroll-related costs be capitalized during the application development and implementation stages of a software development project and amortized over the software's useful life. The SOP is effective in the first quarter of 1999 and the Company does not anticipate that this SOP will have an adverse effect on the Company's results of operations.

    Additionally, SOP 98-5, "Reporting on the Costs of Start-Up Activities," was issued in April 1998. The SOP requires that entities expense start-up costs and organization costs as they are incurred. The SOP is effective in the first quarter of 1999 and the Company does not anticipate that this SOP will have an adverse effect on the Company's results of operations.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Among other things, the foregoing statements as to costs and dates relating to the Year 2000 effort are forward-looking and are based on the Company's current best estimates, which may be proven incorrect as additional information becomes available. The Company's Year 2000-related forward-looking . statements are also based on assumptions about many important factors, including the technical skills of employees and independent contractors, the representations and preparedness of third parties, the ability of vendors to deliver merchandise or perform services required by the Company and the collateral effects of the Year 2000 issues on the Company's business partners and customers. While the Company believes its assumptions are reasonable, it cautions that it is impossible to predict factors that could cause actual costs or timetables to differ materially from the expected results. In addition to Year 2000 issues, the following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1998 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

CONSOLIDATED STATEMENTS OF INCOME
(Thousands except per share amounts)

------------------------------------------------------------------------------------------------------
                                                            1998             1997            1996
------------------------------------------------------------------------------------------------------
NET SALES                                               $ 3,885,753     $ 3,617,856     $ 2,997,340
Costs of goods sold, occupancy and buying costs          (2,290,356)     (2,257,824)     (1,942,295)
------------------------------------------------------------------------------------------------------
GROSS INCOME                                              1,595,397       1,360,032       1,055,045
General, administrative and store operating expenses       (914,548)       (787,780)       (584,903)
Special and nonrecurring charge                                --           (67,600)        (12,000)
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            680,849         504,652         458,142
Interest expense                                            (30,050)        (30,326)        (32,544)
Other income, net                                            16,400           8,610           4,612
------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  667,199         482,936         430,210
Provision for income taxes                                  267,000         194,000         172,000
------------------------------------------------------------------------------------------------------
NET INCOME                                              $   400,199     $   288,936     $   258,210
------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE:
  Basic                                                 $      1.60     $      1.14     $      1.02
  Diluted                                               $      1.59     $      1.14     $      1.02
------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(Thousands)
----------------------------------------------------------------------------------------------
Assets                                                JANUARY 30, 1999    January 31, 1998
----------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                    $   387,774     $   308,720
  Accounts receivable                                          15,627          34,639
  Inventories                                                 479,896         417,703
  Intercompany receivable                                        --            12,457
  Other                                                        93,944         102,540
----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                          977,241         876,059
----------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                   398,469         392,504
----------------------------------------------------------------------------------------------
OTHER ASSETS                                                   72,367          79,137
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                              $ 1,448,077     $ 1,347,700
----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                        $    93,764     $    94,498
  Current portion of long-term debt                           100,000            --
  Accrued expenses                                            198,321         224,380
  Intercompany payable                                          5,860            --
  Income taxes                                                139,223          94,058
----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                     537,168         412,936
----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                250,000         350,000
----------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                           2,251          13,068
----------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                    14,015          10,901
----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Common stock                                                  2,527           2,527
  Paid-in capital                                             672,391         674,620
  Retained earnings (deficit)                                 145,396        (114,465)
----------------------------------------------------------------------------------------------
                                                              820,314         562,682
Less: treasury stock, at average cost                        (175,671)         (1,887)
----------------------------------------------------------------------------------------------
Total shareholders' equity                                    644,643         560,795
----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                $ 1,448,077     $ 1,347,700
===============================================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
(Thousands)
------------------------------------------------------------------------------------------------------------------------
                                         Common Stock
                                      -------------------------                   Retained     Treasury        Total
                                         Shares          Par       Paid-In        Earnings     Stock, at    Shareholders'
                                      Outstanding       Value      Capital       (Deficit)    Average Cost    Equity
------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 3, 1996                252,700     $   2,527    $ 675,421     $(409,011)         --       $ 268,937
Net income                                  --            --           --         258,210          --         258,210
Cash dividends                              --            --           --        (121,270)         --        (121,270)
Repurchase of common stock                  (235)         --           --            --       $  (3,986)       (3,986)
Exercise of stock options and other           33          --           (181)         --             343           162
------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1997                252,498     $   2,527    $ 675,240     $(272,071)    $  (3,643)    $ 402,053
Net income                                  --            --           --         288,936          --         288,936
Cash dividends                              --            --           --        (131,330)         --        (131,330)
Exercise of stock options and other           99          --           (620)         --           1,756         1,136
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                252,597     $   2,527    $ 674,620     $(114,465)    $  (1,887)    $ 560,795
Net income                                  --            --           --         400,199          --         400,199
Cash dividends                              --            --           --        (140,338)         --        (140,338)
Repurchase of common stock                (7,113)         --           --            --        (201,606)     (201,606)
Exercise of stock options and other          400          --         (2,229)         --          27,822        25,593
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 30, 1999                245,884     $   2,527    $ 672,391     $ 145,396     $(175,671)    $ 644,643
------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.


                                   [PICTURE]


Intimate Brands Net Sales (in millions)

 1993      1994      1995      1996      1997     1998
$1,631    $2,108    $2,517    $2,997    $3,618   $3,886

5-year compounded annual growth rate at 19%


Intimate Brands Net Income (in millions)

 1993      1994      1995      1996      1997     1998
 $132      $203      $204      $265*     $330*    $400


* Excluding special and nonrecurring charge
                                                                   43
5-year compounded annual growth rate at 25%

CONSOLIDATED STATEMENTS
OF CASH FLOWS
(Thousands)

----------------------------------------------------------------------------------------------------
                                                                1998        1997          1996
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                  $ 400,199     $ 288,936     $ 258,210
----------------------------------------------------------------------------------------------------
IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS
  Depreciation and amortization                               101,221       106,197        85,573
  Special and nonrecurring charge, net of income taxes             --        40,600         7,200
----------------------------------------------------------------------------------------------------
CHANGE IN ASSETS AND LIABILITIES
  Inventories                                                 (62,193)        7,097       (75,954)
  Accounts payable and accrued expenses                       (15,753)       55,785        53,510
  Income taxes                                                 34,348       (14,996)        3,664
  Other assets and liabilities                                 51,849       (43,144)        5,461
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     509,671       440,475       337,664
----------------------------------------------------------------------------------------------------
Investing activities
  Capital expenditures                                       (121,543)     (124,275)     (123,630)
----------------------------------------------------------------------------------------------------
Financing activities
  Dividends paid                                             (140,338)     (131,330)     (121,270)
  Repurchase of common stock                                 (201,606)           --        (3,986)
  Decrease (increase) in intercompany receivable/payable       18,317       (12,397)       34,076
  Stock options and other                                      14,553         1,136           162
----------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                       (309,074)     (142,591)      (91,018)
----------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS                           79,054       173,609       123,016
Cash and equivalents, beginning of year                       308,720       135,111        12,095
----------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                           $ 387,774     $ 308,720     $ 135,111
=====================================================================================================



The accompanying Notes are an integral part of these Consolidated Financial Statements.

                                             1994     1995   1996    1997   1998
                                                          (in millions)

Intimate Brands Working Capital             $221     $241    $333    $463    $440



                                             VSS      BBW     VSC     OTHER
                                                     (in millions)
Intimate Brands Capital Expenditures
 by Business                                 $64      $45      $10      $3

                                                   Total: $122 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
Intimate Brands, Inc. (the "Company") includes specialty retail and catalogue operations, which offer women's intimate and other apparel, personal care products and accessories. The Limited, Inc. ("The Limited") owns approximately 85% of the outstanding common stock of the Company, which initiated public ownership on October 24, 1995.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1998, 1997 and 1996 represent 52-week periods ended January 30, 1999, January 31, 1998, and February 1, 1997.

CASH AND EQUIVALENTS
Cash and equivalents include amounts on deposit with financial institutions and money market investments with maturities of less than 90 days.

INVENTORIES
Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

CATALOGUE AND ADVERTISING COSTS
Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $294 million, $255 million and $229 million in 1998, 1997 and 1996. At January 30, 1999 and January 31, 1998, $26.7 million and $26.1 million of unamortized catalogue costs were included in other current assets.

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

GOODWILL AMORTIZATION
Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis over 30 years.

INCOME TAXES
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

   The Company is included in The Limited's consolidated Federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its Federal taxable income at a current estimate of the annual effective tax rate.

SHAREHOLDERS' EQUITY
At January 30, 1999, there were 550 million of $0.01 par value Class A shares and 550 million of $0.01 par value Class B shares authorized, of which 38.1 million Class A shares and 207.8 million Class B shares were issued and outstanding, net of 4.7 million Class A shares and 2.2 million Class B shares held in treasury. At January 31, 1998, there were approximately 42.6 million Class A shares and 210 million Class B shares issued and outstanding net of 0.1 million Class A shares held in treasury. In addition, there are 55 million of $0.01 par value preferred shares authorized, none of which have been issued.

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

   In 1998, the Board of Directors authorized two stock repurchases. In a repurchase completed in August 1998, the Company acquired 4.5 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. In January 1999, the Company announced its intention to repurchase up to $500 million of its common stock. Purchases will be made on a proportionate basis from both the Company's public shareholders and The Limited. As of January 30, 1999, the Company had repurchased 0.4 million shares from public shareholders for $14.8 million and 2.2 million shares from The Limited, at the same weighted average per share price, for $80.7 million.

REVENUE RECOGNITION
Sales are recorded upon purchase by customers. A reserve is provided for the gross profit on projected catalogue merchandise returns, based on prior experience.

EARNINGS PER SHARE
Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per basic share is computed based upon the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock.

Weighted average common shares outstanding (thousands):

-----------------------------------------------------------------
                                   1998      1997       1996
-----------------------------------------------------------------
Common shares issued             252,700    252,700    252,700
Treasury shares                   (2,170)     (130)       (42)
-----------------------------------------------------------------
Basic shares                     250,530    252,570    252,658
Dilutive effect of options
  and restricted shares            1,908        966        397
-----------------------------------------------------------------
Diluted shares                   252,438    253,536    253,055
-----------------------------------------------------------------


The computation of earnings per diluted share excludes options to purchase 583,000, 66,000 and 751,000 shares of common stock that were outstanding at year-end 1998, 1997 and 1996 because the options' exercise price was greater than the average market price of the common shares.

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

2. SPECIAL AND NONRECURRING CHARGES

During the fourth quarter of 1997, the Company recognized a $67.6 million charge in conjunction with closing Cacique, a 118-store lingerie business, effective January 31, 1998. The amount included noncash charges of $30 million comprised principally of write-offs and liquidations of store assets. After cash disbursements of $26.8 million in 1998, accruals of $10.8 million, principally for contractual obligations, remained at January 30, 1999. During the fourth quarter of 1996, the Company recognized a $12.0 million charge representing the estimated loss on the sale of Penhaligon's, a U.K.-based subsidiary. The transaction closed in April 1997.

3. PROPERTY AND EQUIPMENT

 Property and equipment, at cost, consisted of (thousands):

--------------------------------------------------------------------------------
                                                         1998             1997
--------------------------------------------------------------------------------
Furniture, fixtures
  and equipment                                        $672,077         $613,983
Land, building improvements
  and leaseholds                                        147,302          127,918
Construction in progress                                  1,682            1,885
--------------------------------------------------------------------------------
                                                        821,061          743,786
Less: accumulated depreciation
  and amortization                                      422,592          351,282
--------------------------------------------------------------------------------
Property and equipment, net                            $398,469         $392,504
================================================================================


4. Leased Facilities and Commitments

Annual store rent is comprised of a fixed minimum amount, and/or contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense follows (thousands):

--------------------------------------------------------------------------------
                                          1998            1997            1996
--------------------------------------------------------------------------------
Store rent:
  Fixed minimum                         $159,368        $155,571        $133,215
  Contingent                              22,414          19,229          13,098
--------------------------------------------------------------------------------
Total store rent                         181,782         174,800         146,313

Buildings, equipment
  and other                               18,092          17,196          15,633
--------------------------------------------------------------------------------
Total rent expense                      $199,874        $191,996        $161,946
================================================================================


Rent expense includes charges from The Limited and its subsidiaries for store, office and distribution center space under formal agreements which approximate market rates. At January 30, 1999, the Company was committed to noncancelable leases with remaining terms of 1 to 20 years. These commitments include store leases with initial terms, which primarily range from 10 to 20 years, and offices and distribution centers leased from The Limited with initial terms of 15 years.

A summary of total minimum rent commitments and the related party portion (see
Note 9) under noncancelable leases follows (thousands):

                   Total        Related Party
---------------------------------------------
 1999            $174,399         $ 29,408
 2000             173,718           29,672
 2001             169,458           29,436
 2002             161,116           28,855
 2003             144,551           27,860
 Thereafter       478,048          120,768


5. OTHER ASSETS

Other assets consisted of (thousands):
-------------------------------------------------------------------------------
                                                             1998        1997
-------------------------------------------------------------------------------
  Goodwill, net of accumulated amortization
    of $32,143 and $29,034                                $ 70,312      $ 73,421
  Other                                                      2,055         5,716
-------------------------------------------------------------------------------
  Total other assets                                      $ 72,367      $ 79,137
================================================================================


6. Accrued Expenses

Accrued expenses consisted of (thousands):

--------------------------------------------------------------------------------
                                                              1998          1997
--------------------------------------------------------------------------------
  Compensation,
    payroll taxes and benefits                            $ 44,939      $ 53,529
  Rent                                                      42,319        27,214
  Taxes, other than income                                  13,789        14,806
  Estimated returns for
    catalogue merchandise                                   11,959        11,913
  Interest                                                  13,663        13,948
  Cacique closing                                           10,787        28,403
  Other                                                     60,865        74,567
--------------------------------------------------------------------------------
  Total accrued expenses                                  $198,321      $224,380
================================================================================

7. Income Taxes

The provision for income taxes consisted of (thousands):

-------------------------------------------------------------------------------
                                          1998           1997             1996
-------------------------------------------------------------------------------
  Currently payable:
    Federal                            $ 207,900      $ 180,500      $ 146,700
    State                                 42,400         29,900         28,300
-------------------------------------------------------------------------------
                                         250,300        210,400        175,000
-------------------------------------------------------------------------------
  Deferred:
    Federal                               13,400        (19,600)        (4,700)
    State                                  3,300          3,200          1,700
-------------------------------------------------------------------------------
                                          16,700        (16,400)        (3,000)
-------------------------------------------------------------------------------
  Total provision                      $ 267,000      $ 194,000      $ 172,000
-------------------------------------------------------------------------------

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

-------------------------------------------------------------------------------
                                            1998          1997           1996
-------------------------------------------------------------------------------
  Federal income tax rate                   35.0%        35.0 %           35.0%
  State income taxes,
    net of Federal income
    tax effect                               4.5%         4.5 %            4.5%
  Other items, net                           0.5%         0.7 %            0.5%
-------------------------------------------------------------------------------
  Total                                     40.0%        40.2 %           40.0%
================================================================================

Income taxes payable included net current deferred tax assets of $13.8 million and $41.3 million at January 30, 1999 and January 31, 1998. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $232.7 million, $236.0 million and $167.0 million in 1998, 1997 and 1996.

A summary of the effect of temporary differences that give rise to deferred income taxes follows (thousands):

---------------------------------------------------------------------------------
1998                                          Assets    Liabilities       Total
---------------------------------------------------------------------------------
EXCESS OF TAX OVER
  BOOK DEPRECIATION                               --     $(40,600)     $(40,600)
SPECIAL AND NONRECURRING CHARGE             $  4,500           --         4,500
STATE INCOME TAXES                             9,900           --         9,900
OTHER, NET                                    37,700           --        37,700
---------------------------------------------------------------------------------
TOTAL DEFERRED INCOME TAXES                 $ 52,100     $(40,600)     $ 11,500
---------------------------------------------------------------------------------

1997
---------------------------------------------------------------------------------
Excess of tax over
  book depreciation                               --     $(34,100)     $(34,100)
Special and nonrecurring charge             $ 15,100           --        15,100
State income taxes                            12,700           --        12,700
Other, net                                    50,700      (16,200)       34,500
---------------------------------------------------------------------------------
Total deferred income taxes                 $ 78,500     $(50,300)     $ 28,200
=================================================================================



8. LONG-TERM DEBT

Long-term debt consists of notes which represent the Company's proportionate share of certain long-term debt of The Limited. The interest rates and maturities of the notes parallel those of the corresponding debt of The Limited.

Long-term debt consisted of (thousands):

--------------------------------------------------------------------
                                                1998       1997
--------------------------------------------------------------------
7 1/2% debentures due March 2023              $100,000   $100,000
9 1/8% notes due February 2001                 150,000    150,000
8 7/8% notes due August 1999                   100,000    100,000
--------------------------------------------------------------------
                                               350,000    350,000
Less current portion of long-term debt         100,000         --
--------------------------------------------------------------------
                                              $250,000   $350,000
====================================================================

Each of the notes is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The debt of The Limited corresponding to the 7 1/2% debentures maturing in 2023 is subject to early redemption by The Limited at its option beginning in 2003 at specified declining premiums. The other notes are not subject to early redemption by The Limited. Interest paid approximated $30.3 million, $30.4 million and $35.7 million in 1998, 1997 and 1996.

9. RELATED PARTY TRANSACTIONS

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

   The Company's real estate operations, which include all aspects of lease negotiations, ongoing dealings with landlords and developers, and lease and utility payments, are handled centrally by the Real Estate Division of The Limited. Specifically identifiable costs are charged directly to the Company. All other services-related costs not specifically attributable are allocated to the Company based on new and remodeled store construction projects and open selling square feet in relation to the totals for The Limited.

   The Company's store design and construction operations are coordinated centrally by the Store Planning Division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of new stores and remodels and, upon completion, transfers store assets to the Company at actual cost. Store Planning Division expenses are charged to the Company based on new and remodeled store construction projects and open selling square feet in relation to the totals for The Limited.

   The Company's inbound and outbound transportation expenses, exclusive of Victoria's Secret Catalogue (which maintains its own order fulfillment operation), are managed centrally by Limited Distribution Services, a wholly-owned subsidiary of The Limited. Inbound freight is charged to the Company based on actual receipts while outbound freight is charged based on weight shipped.

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

   The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. The intercompany account represents an interest-earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve AA Composite 30-day rate. The amount of the intercompany payable to The Limited under these agreements at January 30, 1999 is $5.9 million.

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

   The Company and The Limited have entered into intercompany agreements which establish the provision of services in accordance with the terms described above. The prices charged to the Company for services provided under these agreements may be higher or lower than prices that may be charged by third parties. It is not practicable to estimate what these costs would be if The Limited were not providing these services and the Company were required to purchase these services from outsiders or develop internal expertise. Management believes the charges and allocations described above are fair and reasonable.

The following table summarizes the related party transactions between the Company and The Limited and its wholly-owned subsidiaries (thousands):

--------------------------------------------------------------------------------
                                               1998         1997          1996
--------------------------------------------------------------------------------
Mast purchases                              $383,193      $360,192      $367,240
Capital expenditures                          73,603        75,474        88,740
Inbound and outbound freight                  50,163        45,308        31,816
Corporate charges                             69,864        51,376        35,130
Store leases and other occupancy              26,223        38,700        35,510
Distribution center, MIS and
  home office expenses                        22,955        17,302        11,253
Centrally managed benefits                    44,064        40,736        32,713
Interest charges                              30,050        30,326        32,544
Interest income                               15,136         8,610         4,612
--------------------------------------------------------------------------------

The Company has no arrangements with The Limited that result in the Company's guarantee, pledge of assets or stock to provide collateral for The Limited's debt obligations.

   Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems, a 31%-owned venture of The Limited.

10. STOCK OPTIONS AND RESTRICTED STOCK

Under the Company's stock plan, associates may be granted up to 17.5 million restricted shares or options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 0.2 million options in 1998 and 2.3 million options in 1997 had graduated vesting schedules over six years. Options have a maximum term of ten years.

   The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on the Company's net income and earnings per diluted share would have been a reduction of approximately $3.8 million or $0.02 per share in 1998, $2.8 million or $0.01 per share in 1997 and $1.0 million or $0.00 per share in 1996.

   The weighted average per share fair value of options granted ($7.36, $5.50 and $3.80 during 1998, 1997 and 1996) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998, 1997 and 1996: dividend yields of 2.8%, 3.1% and 3.7%; volatility of 34%, 27% and 31%; risk-free interest rates of 5%, 6% and 5.25%; assumed forfeiture rates of 20%, 15% and 15%; and expected lives of 5.6 years, 6.5 years and 5 years.

   Approximately 405,000, 1,442,000 and 169,000 restricted shares were granted in 1998, 1997 and 1996, with market values at date of grant of $12.9 million, $30.2 million and $3.0 million. Restricted stock grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1997, 1,100,000 restricted shares, were granted with graduated vesting schedules over six years.

[photo]

 These grants included 850,000 restricted shares with performance requirements, all of which have been met.

     The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards amounted to $11.6 million, $10.0 million and $3.0 million in 1998, 1997 and 1996.

 A summary of stock options outstanding for 1998 is as follows:

            Options Outstanding              Options Exercisable
---------------------------------------------------------------------------
                        Weighted
                         Average          Weighted              Weighted
Range of                Remaining         Average                Average
Exercise      Number   Contractual        Exercise     Number   Exercisable
 Prices    Outstanding     Life             Price   Exercisable    Price
---------------------------------------------------------------------------
$14 - $18   1,400,000      7.2             $16        566,000       $16
$19 - $24   3,055,000      8.5             $21        316,000       $21
$25 - $29   1,109,000      9.5             $27              -         -
---------------------------------------------------------------------------
$14 - $29   5,564,000      8.4             $21        882,000       $18
---------------------------------------------------------------------------

A summary of stock option activity follows:

-------------------------------------------------------------------------------------------------
                               1998                       1997                     1996
                       -------------------------  ----------------------    ---------------------
                                      Weighted                 Weighted                 Weighted
                                      Average                  Average                   Average
                          Shares   Option Price    Shares   Option Price     Shares    Option Price
-------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year     4,303,000     $18.69     1,530,000     $15.89       682,000     $16.98
Granted                 1,714,000      25.47     3,074,000      19.89       931,000      15.13
Exercised                (273,000)     16.37       (66,000)     16.05       (15,000)     17.00
Canceled                 (180,000)     19.45      (235,000)     17.62       (68,000)     16.12
-------------------------------------------------------------------------------------------------
Outstanding at
  end of year           5,564,000     $20.87     4,303,000     $18.69     1,530,000     $15.89
-------------------------------------------------------------------------------------------------
Options exercisable
  at year-end             882,000     $17.65       418,000     $16.40       126,000     $16.90
-------------------------------------------------------------------------------------------------



11. RETIREMENT BENEFITS

The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $14.4 million, $12.7 million and $11.7 million in 1998, 1997 and 1996.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CURRENT ASSETS AND CURRENT
LIABILITIES

The carrying value of cash equivalents, accounts receivable, accounts payable, current portion of long-term debt and accrued expenses approximates fair value because of their short maturity.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at January 30, 1999 and January 31, 1998 was $257.5 million and $364.1 million compared to the carrying value of $250.0 million in 1998 and $350.0 million in 1997.

[photo]

13. SEGMENT INFORMATION

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company determines operating segments based on a business's operating characteristics. Reportable segments were determined based on the similar economic characteristics of the retail businesses and the similar methods used to distribute products for the store-based operations of Victoria's Secret Stores and Bath & Body Works. The Catalogue segment consists of the Victoria's Secret Catalogue operations. Sales outside the United States were insignificant.

Segment information follows (in thousands):

------------------------------------------------------------------------------------------------
                                                                  Reconciling
 1998                     Retail       Catalogue      Other(a)        Items           Total
------------------------------------------------------------------------------------------------
NET SALES               $3,101,298    $  759,335    $   25,120             --        $3,885,753
INTERSEGMENT SALES            --            --         368,995     $ (368,995)(C)            --
DEPRECIATION AND
 AMORTIZATION               87,581         8,556         5,084             --           101,221
OPERATING INCOME
 (LOSS)                    660,676        71,013       (50,840)            --           680,849
TOTAL ASSETS               796,095       179,045       472,937             --         1,448,077
CAPITAL EXPENDITURES       108,790         9,580         3,173             --           121,543
------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------
Net sales               $2,758,756    $  734,362    $  124,738           --          $3,617,856
Intersegment sales            --            --         305,454     $ (305,454)(c)            --
Depreciation and
 amortization               89,500         6,943         9,754             --           106,197
Operating income
 (loss)                    559,427        76,708       (63,883)       (67,600)(b)       504,652
Total assets               700,953       218,335       428,412             --         1,347,700
Capital expenditures       101,269        17,619         5,387             --           124,275
------------------------------------------------------------------------------------------------

1996
------------------------------------------------------------------------------------------------
Net sales               $2,203,498    $  684,303    $  109,539           --          $2,997,340
Intersegment sales              --            --       263,155     $ (263,155)(c)            --
Depreciation and
 amortization               67,729         6,661        11,183             --            85,573
Operating income
 (loss)                    444,646        67,974       (42,478)       (12,000)(b)       458,142
Total assets               654,523       163,790       316,849             --         1,135,162
Capital expenditures       112,491         5,970         5,169             --           123,630
------------------------------------------------------------------------------------------------

(a) Included in "other" category are the Cacique lingerie business, which was closed effective January 31, 1998. Gryphon and Corporate, none of which are significant operating segments

(b) Includes special and nonrecurring charge of $67.6 million in 1997 and $12.0 million in 1996 (see Note 2)

(c)      Represents intersegment sales elimination.

In addition to its operating segments, management also focuses on Victoria's Secret as a brand. Sales of the Victoria's Secret brand grew 6% in 1998 and 14% in 1997 and totaled $2.588 billion in 1998, $2.436 billion in 1997 and $2.134 billion in 1996.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results follow (thousands except per share amounts):

--------------------------------------------------------------------------
                            First     Second      Third      Fourth
--------------------------------------------------------------------------
1998 Quarters
--------------------------------------------------------------------------
NET SALES                   $770,868   $874,708   $708,985  $1,531,192
GROSS INCOME                 271,872    336,144    274,943     712,438
NET INCOME                    41,027     73,562     39,727     245,883
NET INCOME PER SHARE:
  BASIC                     $   0.16   $   0.29   $   0.16  $    0.99
  DILUTED                       0.16       0.29       0.16       0.98
--------------------------------------------------------------------------
1997 Quarters
--------------------------------------------------------------------------
Net sales                   $704,041   $826,574   $689,978  $ 1,397,263
Gross income                 228,082    282,571    249,227      600,152
Net income                    32,898     60,998     35,434      159,606
Net income per share:
  Basic                     $   0.13   $   0.24   $   0.14  $      0.63(*)
  Diluted                       0.13       0.24       0.14         0.63(*)
--------------------------------------------------------------------------

(*) Including special and nonrecurring charge of $67.6 million ($0.16 per diluted share) in the fourth quarter of 1997 in conjunction with the closing of Cacique (see Note 2)

The Company's common stock is traded on the New York Stock Exchange ("IBI"). On January 30, 1999, there were approximately 1,400 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base at approximately 60,000.

MARKET PRICE AND DIVIDEND INFORMATION

                             Market Price
                         -------------------------------------
                                                    Cash
                                                  Dividend
Fiscal Year End 1998      High         Low        Per Share
-----------------------------------------------------------------
4th Quarter            $40 1/4      $23 3/16        $0.14
3rd Quarter             23 7/16      18 1/2          0.14
2nd Quarter             30 1/8       22 1/8          0.14
1st Quarter             29 1/16      25 5/16         0.14
=================================================================
Fiscal Year End 1997
-----------------------------------------------------------------
4th Quarter             $25 3/8      $21 3/16        $0.13
3rd Quarter              25           20 5/16         0.13
2nd Quarter              23 1/16      19              0.13
1st Quarter              20 5/8       17 1/8          0.13
=================================================================



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF INTIMATE BRANDS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the consolidated financial position of Intimate Brands, Inc. and its subsidiaries at January 30, 1999 and January 31, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 (on pages 42-52) in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Columbus, Ohio
February 17, 1999


52