Form 10-K405/A, Exhibit 13
period 1999-01-30
INTIMATE BRANDS INC
filed 2000-02-17
CIK 945676

                                                                      EXHIBIT 13
                                                                      ----------

FINANCIAL SUMMARY

(Thousands except per share amounts, ratios and store and associate data)

---------------------------------------------------------------------------------------------------------------
 Fiscal year                            1998(+)        1997(+)        1996(+)        1995*(+)       1994(+)
---------------------------------------------------------------------------------------------------------------
 SUMMARY OF OPERATIONS
Net sales                             $3,885,753     $3,617,856     $2,997,340     $2,516,555     $2,108,310
Gross income                          $1,568,691     $1,337,537     $1,038,923     $  810,928     $  696,787
Operating income-                     $  670,849     $  495,552-    $  456,242-    $  384,196     $  334,388
Operating income as a
  percentage of sales-                     17.3%           13.7%-         15.2%-         15.3%          15.9%
Income before income taxes            $  657,199     $  473,836     $  428,310     $  337,959     $  334,388
Net income-                           $  394,199     $  283,836-    $  257,310-    $  202,959     $  200,388
Net income as a
  percentage of sales-                      10.1%           7.8%-          8.6%-          8.1%           9.5%
---------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total assets                          $1,448,077     $1,347,700     $1,135,162     $  943,353     $  768,551
Return on average assets-                     28%            23%-           25%-           24%            29%
Working capital                       $  392,868     $  427,603     $  308,495     $  217,277     $  197,957
Current ratio                                1.7            2.0            1.9            1.8            2.2
Capital expenditures                  $  121,543     $  124,275     $  123,630     $  128,229     $  107,037
Long-term debt                        $  250,000     $  350,000     $  350,000     $  350,000           --

Debt-to-equity ratio                          41%            66%            93%           143%          --
Shareholders' equity                  $  608,743     $  530,895     $  377,253     $  245,037     $  550,395
Return on average
  shareholders' equity-                       69%            63%-           83%-           51%            39%
Comparable store sales increase                5%            11%             7%             1%            13%
---------------------------------------------------------------------------------------------------------------
PER SHARE RESULTS++
Basic net income-                     $     1.50     $     1.07-    $     0.97-     $  0.87     $     0.91
Diluted net income-                   $     1.49     $     1.07-    $     0.97-     $  0.87     $     0.91
Dividends                             $     0.53     $     0.50     $     0.46      $  0.11+          --
Book value                            $     2.36     $     2.00     $     1.42      $  0.92     $     2.50
Diluted weighted average
  shares outstanding                     265,060        266,212        265,708        232,365        220,500
---------------------------------------------------------------------------------------------------------------
STORES AND ASSOCIATES
  AT END OF YEAR
Total number of stores open                1,890          1,710          1,609          1,293          1,037
Selling square feet                    5,794,000      5,328,000      5,047,000      4,230,000      3,419,000
Number of associates                      55,000         50,000         43,900         39,300         30,100
---------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
 Fiscal year                              1993            1992          1991
-----------------------------------------------------------------------------------
 SUMMARY OF OPERATIONS
Net sales                              $1,630,828     $1,325,326     $1,199,496
Gross income                           $  496,500     $  397,936     $  366,938
Operating income                       $  218,462     $  167,287     $  177,837
Operating income as a
  percentage of sales                        13.4%          12.6%          14.8%
Income before income taxes             $  218,462     $  167,287     $  177,837
Net income                             $  132,462     $  102,287     $  106,404
Net income as a
  percentage of sales                         8.1%           7.7%           8.9%
-----------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Total assets                           $  655,061     $  611,429     $  487,388
Return on average assets                       21%            19%            26%
Working capital                        $  157,464     $  151,870     $  169,703
Current ratio                                 2.3            2.6            3.1
Capital expenditures                   $   81,145     $   78,792         76,975
Long-term debt                               --             --             --

Debt-to-equity ratio                         --             --             --
Shareholders' equity                   $  469,136     $  455,180     $  371,188
Return on average
  shareholders' equity                         29%            25%            36%
Comparable store sales increase                 9%             1%             8%
-----------------------------------------------------------------------------------
PER SHARE RESULTS
Basic net income                       $     0.60     $     0.46     $     0.48
Diluted net income                     $     0.60     $     0.46     $     0.48
Dividends                                    --             --             --
Book value                             $     2.13     $     2.06     $     1.68
Diluted weighted average
  shares outstanding                      220,500        220,500        220,500
-----------------------------------------------------------------------------------
STORES AND ASSOCIATES
  AT END OF YEAR
Total number of stores open                   879            743            662
Selling square feet                     2,915,000      2,349,000      1,895,000
Number of associates                       22,500         15,900         14,200
------------------------------------------------------------------------------------


*        Fifty-three week fiscal year


- Including special and nonrecurring charge of $67.6 million in 1997 and $12.0 million in 1996


+ Represents one quarter's dividend subsequent to the Company's October 1995 initial public offering

34


(+) Certain amounts for the five fiscal years ended January 30, 1999 have been restated as a result of the Company's change in accounting related to gift certificates, store credits and layaway sales (see Note 2 to the Consolidated Financial Statements).

++ Per share results reflect the impact of the five percent stock dividend issued on June 22, 1999 as if it had occurred at the beginning of 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGE IN ACCOUNTING FOR GIFT CERTIFICATES, STORE CREDITS AND LAYAWAY SALES

The Company sells gift certificates in exchange for cash and issues store credits in exchange for the value of returned merchandise. These gift certificates and store credits do not expire and both can be redeemed toward the purchase of merchandise in the future. The Company also offers a layaway sales program, which allows customers to make payments over a period of time toward the purchase of merchandise.

As discussed in Note 2 to the Consolidated Financial Statements, the Company has changed its accounting for gift certificates, store credit and layaway sales. The change was made after the issuance of the recent Securities and Exchange Commission Staff Accounting Bulletin, No. 101, "Revenue Recognition in Financial Statements." The Company had historically recognized net receipts/(redemptions) from gift certificates and store credits as a reduction/(increase) to general, administrative and store operating expenses. Layaway sales were recognized upon receipt of the initial payment. The Company now defers the recognition of income on these transactions until the merchandise is delivered to the customer.

The Company has given retroactive effect to this accounting change by restating its previously issued financial statements beginning with fiscal 1996. As a result of the change in accounting, net income for 1998 was reduced from the previously reported amounts by $6.0 million, or $.02 per share, net income for 1997 was reduced by $5.1 million or $.02 per share, and net income for 1996 was reduced by $0.9 million, or $0.00 per share. The change in accounting also results in a shift in the pattern of quarterly earnings (see Note 16 to the Consolidated Financial Statements).

STOCK DIVIDEND DECLARED SUBSEQUENT TO 1998

On June 22, 1999, the Company declared a five percent stock dividend to both The Limited and public shareholders. The stock dividend resulted in the issuance of 11.8 million additional shares. All share and per share information for all periods presented have been restated to reflect the five percent stock divided (see Notes to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Net sales for the fourth quarter of 1998 were $1.531 billion, an increase of 10% from $1.397 billion for the fourth quarter a year ago. Gross income increased to $703.4 million from $592.5 million in 1997 and operating income increased to $390.8 million from $253.4 million in 1997. Earnings per diluted share were $0.88 versus $0.56 in 1997. In 1997, operating income included a $68 million special and nonrecurring charge reflecting the closing of Cacique, a 118-store lingerie business. Excluding this charge, earnings per diluted share increased 24% to $0.88 versus $0.71 for the fourth quarter in 1997.

    Net sales for the fiscal year ended January 30, 1999 were $3.886 billion, an increase of 7% from $3.618 billion for last year. Gross income increased to $1.569 billion from $1.338 billion in 1997 and operating income increased to $670.8 million from $495.6 million in 1997. Earnings per diluted share were $1.49 per share, compared to $1.07 last year. Excluding the impact of the Cacique charge, sales increased 10% and earnings per diluted share increased 22% to $1.49 versus $1.22 in 1997.


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

o In January 1999, the Company announced its intention to repurchase up to $500 million of its common stock on a proportionate basis from both the open market and The Limited, Inc. As of January 30, 1999, the Company had repurchased a total of 2.7 million shares for $95.5 million.


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

GROSS INCOME
FOURTH QUARTER

The fourth quarter of 1998 gross income rate (expressed as a percentage of net sales) increased to 45.9% from 42.4% for the same period in 1997. The rate increase was primarily due to a 2.2% increase in the merchandise margin rate (which represents gross income before deduction of buying and occupancy costs) and a 1.3% decrease in the buying and occupancy rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups and reduced markdowns. The decrease in the buying and occupancy rate was primarily due to accelerated depreciation expense at Victoria's Secret in 1997. Both the merchandise margin rate and the buying and occupancy rate were also favorably impacted by Bath & Body Works. This business increased to 39% of total Company net sales in 1998 from 35% in 1997. Bath & Body Works has historically recorded higher merchandise margins due to higher retail markups and lower buying and occupancy costs as a result of smaller store sizes and higher sales productivity. The Company believes that the continued strong growth of Bath & Body Works will have a positive impact on the gross income rate going forward.

    The fourth quarter of 1997 gross income rate increased to 42.4% from 39.9% for the same period in 1996. The rate improvement was primarily due to a 3.5% increase in the merchandise margin rate, partially offset by a 1.0% increase in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups across all businesses, particularly at Victoria's Secret Stores. Merchandise margins have also been positively impacted by the growth of Bath & Body Works to 35% of total Company net sales from 32% in 1996. The growth in the buying and occupancy expense rate was primarily due to accelerated depreciation expense to regularly remodel and refresh stores at Victoria's Secret, as well as, lower catalogue response rates.


FULL YEAR

In 1998, the gross income rate increased to 40.4% from 37.0% in 1997. The rate increase was attributable to a 3.2% increase in the merchandise margin rate and a slight decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups and reduced markdowns, especially at Victoria's Secret Stores. Both the merchandise margin rate and the buying and occupancy rate were also favorably impacted by Bath & Body Works. This business increased to 33% of total Company net sales in 1998 from 29% in 1997.

    The 1997 gross income rate increased to 37.0% from 34.7% in 1996. The increase was attributable to a 2.1% increase in the merchandise margin rate and a slight decrease in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily attributable to higher retail markups across all businesses, but especially at Victoria's Secret Stores. The balance of the merchandise margin rate increase was due to Bath & Body Works' growth to 29% of total Company net sales from 25% in 1996. The buying and occupancy rate decrease was attributable to leverage resulting from 11% comparable store sales, as well as, the favorable sales mix shift described above.

                                  [photograph]

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

FOURTH QUARTER

The general, administrative and store operating expense rate (expressed as a percentage of net sales) increased to 20.4% in the fourth quarter of 1998, from 19.4% for the same period in 1997. The rate increase was primarily due to the continued investment in national advertising for Victoria's Secret. This increase was partially offset by savings from the closing of Cacique.

    The general, administrative and store operating expense rate increased to 19.4% in the fourth quarter of 1997 from 16.8% for the same period in 1996. This 2.6% increase was primarily driven by investments in national advertising for Victoria's Secret.

FULL YEAR
The general, administrative and store operating expense rates were 23.1%, 21.4% and 19.0% in 1998, 1997 and 1996. The rate increases were primarily due to increases in national advertising by Victoria's Secret and additional store staffing to support product extensions and new initiatives at Victoria's Secret Stores. In 1998, these increases were partially offset by savings from the closing of Cacique.


SPECIAL AND NONRECURRING CHARGES

In 1997, the Company recognized a $67.6 million fourth quarter charge which represented the estimated loss on the closing of the Cacique business. Cacique had $95.2 million in sales for 1997 and a $17.0 million operating loss. The business closed effective January 31, 1998 (see Note 4 to the Consolidated Financial Statements). After cash disbursements of $26.8 million in 1998, accruals of $10.8 million, principally for contractual obligations, remained at January 30, 1999.


    In 1996, the Company recognized a $12.0 million fourth quarter charge, which represented the estimated loss on the April 1997 sale of Penhaligon's (a U.K.-based subsidiary), which had 1996 sales of $5.5 million and a $3.1 million operating loss.

OPERATING INCOME
FOURTH QUARTER

The operating income rate (expressed as a percentage of net sales) increased to 25.5% in the fourth quarter of 1998, from 18.1% for the same period in 1997. Excluding the 1997 special and nonrecurring charge, the fourth quarter operating income rate increased to 25.5% from 23.0%. The rate increase is primarily due to an increase in the gross income rate which more than offset an increase in the general, administrative and store operating expense rate. The operating income rate decreased to 18.1% in the fourth quarter of 1997, from 22.1% in 1996. Excluding special and nonrecurring charges, the operating income rate in the fourth quarter of 1997 was flat to 1996 as a result of an increase in the gross income rate offsetting an increase in the general, administrative and store operating expense rate increase.

FULL YEAR
The operating income rate was 17.3%, 13.7% and 15.2% in 1998, 1997 and 1996. Excluding special and nonrecurring charges, the operating income rate would have been 15.6% in 1997 and 1996. The improvement in the operating income rate was driven by increased gross income rates which more than offset greater general, administrative and store operating rates.


INTEREST EXPENSE AND OTHER INCOME

In 1998, the Company incurred $7.6 million and $30.1 million in interest for the fourth quarter and year, compared to $7.6 million and $30.3 million in 1997 for the same periods. Interest expense for 1998 and 1997 primarily resulted from the $350 million of debt.


    In 1998, the Company earned $3.8 million and $16.4 million in other income for the fourth quarter and year, compared to $3.7 million and $8.6 million in 1997 for the same periods. The full year increase is primarily due to interest income earned (based upon the Federal Reserve AA composite 30-day rate) on higher invested cash balances managed through The Limited, Inc.'s ("The Limited") centralized cash management system (see Note 11 to the Consolidated Financial Statements).

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

A summary of the Company's working capital position and capitalization follows (thousands):


--------------------------------------------------------------------------------
                                            1998            1997          1996
--------------------------------------------------------------------------------
Cash provided by operating
  activities                              $509,671       $440,475       $337,664
Working capital                           $392,868       $427,603       $308,495
Capitalization:
  Long-term debt                          $250,000       $350,000       $350,000
  Shareholders' equity                     608,743        530,895        377,253
--------------------------------------------------------------------------------
Total capitalization                      $858,743       $880,895       $727,253
--------------------------------------------------------------------------------

In 1998, working capital has been reduced to reflect $100 million of debt due in 1999 (see Note 10 to the Consolidated Financial Statements) which will be repaid through cash from operations. No additional borrowings are currently anticipated.


The Company considers the following to be appropriate measures of liquidity and capital resources:


--------------------------------------------------------------------
                                         1998      1997       1996
--------------------------------------------------------------------
 Debt-to-capitalization ratio
   (long-term debt divided by
   total capitalization)                 29%        40%       48%
 Cash flow to capital investment
   (net cash provided by
   operating activities divided
   by capital expenditures)             419%       354%      273%
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

FINANCING ACTIVITIES

Financing activities included four quarterly cash dividend payments of $0.13 per share. In addition, financing activities included two stock repurchases during 1998. In a repurchase completed in August 1998, the Company acquired 4.7 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. In January 1999, the Company announced its intention to repurchase up to $500 million of its common stock. Purchases will be made on a proportionate basis from both the Company's public shareholders and The Limited. As of January 30, 1999, the Company had repurchased 0.4 million shares from public shareholders for $14.8 million and 2.3 million shares from The Limited, at the same weighted average per share price, for $80.7 million. Other financing activities in 1998 included an $18.3 million net decrease in The Limited's intercompany cash management account receivable (see Note 11 to the Consolidated Financial Statements).


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

(4) The Company also utilizes various facilities and distribution equipment with embedded computer technology, such as conveyors, elevators, security systems, fire protection systems, and energy management systems. The Company's assessment of these systems is in process and all stages of its efforts are expected to be completed in the second quarter of 1999. The Company believes that the reasonably likely worst-case scenario would involve short-term disruption of systems affecting its supply and distribution channels. The Company is developing contingency plans, such as alternative sourcing, and identifying the necessary actions that it would need to take if critical systems or service providers were not Year 2000 compliant. The Company expects to finalize these contingency plans by mid-1999.

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

CONSOLIDATED STATEMENTS OF INCOME
(Thousands except per share amounts)

------------------------------------------------------------------------------------------------------
                                                            1998             1997            1996
------------------------------------------------------------------------------------------------------
NET SALES                                               $ 3,885,753     $ 3,617,856     $ 2,997,340
Costs of goods sold, occupancy and buying costs          (2,317,062)     (2,280,319)     (1,958,417)
------------------------------------------------------------------------------------------------------
GROSS INCOME                                              1,568,691       1,337,537       1,038,923
General, administrative and store operating expenses       (897,842)       (774,385)       (570,681)
Special and nonrecurring charge                                --           (67,600)        (12,000)
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            670,849         495,552         456,242
Interest expense                                            (30,050)        (30,326)        (32,544)
Other income, net                                            16,400           8,610           4,612
------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  657,199         473,836         428,310
Provision for income taxes                                  263,000         190,000         171,000
------------------------------------------------------------------------------------------------------
NET INCOME                                              $   394,199     $   283,836     $   257,310
------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE:
  Basic                                                 $      1.50     $      1.07     $      0.97
  Diluted                                               $      1.49     $      1.07     $      0.97
------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(Thousands)
----------------------------------------------------------------------------------------------
Assets                                                JANUARY 30, 1999    January 31, 1998
----------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                    $   387,774     $   308,720
  Accounts receivable                                          15,627          34,639
  Inventories                                                 479,896         417,703
  Intercompany receivable                                        --            12,457
  Other                                                        82,639          96,920
----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                          965,936         870,439
----------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                   398,469         392,504
----------------------------------------------------------------------------------------------
OTHER ASSETS                                                   83,672          84,757
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                              $ 1,448,077     $ 1,347,700
----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                        $    93,764     $    94,498
  Current portion of long-term debt                           100,000            --
  Accrued expenses                                            258,821         274,880
  Intercompany payable                                          5,860            --
  Income taxes                                                114,623          73,458
----------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                     573,068         442,836
----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                250,000         350,000
----------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                           2,251          13,068
----------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                    14,015          10,901
----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Common stock                                                  2,527           2,527
  Paid-in capital                                             672,391         674,620
  Retained earnings (deficit)                                 109,496        (144,365)
----------------------------------------------------------------------------------------------
                                                              784,414         532,782
Less: treasury stock, at average cost                        (175,671)         (1,887)
----------------------------------------------------------------------------------------------
Total shareholders' equity                                    608,743         530,895
----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                $ 1,448,077     $ 1,347,700
===============================================================================================


The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
(Thousands)
------------------------------------------------------------------------------------------------------------------------
                                         Common Stock
                                      -------------------------                   Retained     Treasury        Total
                                         Shares          Par       Paid-In        Earnings     Stock, at    Shareholders'
                                      Outstanding       Value      Capital       (Deficit)    Average Cost    Equity
------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 3, 1996                265,335     $   2,527    $ 675,421     $(432,911)         --       $ 245,037
Net income                                  --            --           --         257,310          --         257,310
Cash dividends                              --            --           --        (121,270)         --        (121,270)
Repurchase of common stock                  (247)         --           --            --       $  (3,986)       (3,986)
Exercise of stock options and other           35          --           (181)         --             343           162
------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1997                265,123     $   2,527    $ 675,240     $(296,871)    $  (3,643)    $ 377,253
Net income                                  --            --           --         283,836          --         283,836
Cash dividends                              --            --           --        (131,330)         --        (131,330)
Exercise of stock options and other          104          --           (620)         --           1,756         1,136
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                265,227     $   2,527    $ 674,620     $(144,365)    $  (1,887)    $ 530,895
Net income                                  --            --           --         394,199          --         394,199
Cash dividends                              --            --           --        (140,338)         --        (140,338)
Repurchase of common stock                (7,469)         --           --            --        (201,606)     (201,606)
Exercise of stock options and other          420          --         (2,229)         --          27,822        25,593
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 30, 1999                258,178     $   2,527    $ 672,391     $ 109,496     $(175,671)    $ 608,743
------------------------------------------------------------------------------------------------------------------------


The accompanying Notes are an integral part of these Consolidated Financial Statements.


                                   [PICTURE]


Intimate Brands Net Sales (in millions)

 1993      1994      1995      1996      1997     1998
$1,631    $2,108    $2,517    $2,997    $3,618   $3,886

5-year compounded annual growth rate at 19%



Intimate Brands Net Income (in millions)

 1993      1994      1995      1996      1997     1998
 $132      $200      $203      $264*     $324*    $394


* Excluding special and nonrecurring charge
                                                                   43

5-year compounded annual growth rate at 26%

CONSOLIDATED STATEMENTS
OF CASH FLOWS
(Thousands)

----------------------------------------------------------------------------------------------------
                                                                1998        1997          1996
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                  $ 394,199     $ 283,836     $ 257,310
----------------------------------------------------------------------------------------------------
IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS
  Depreciation and amortization                               101,221       106,197        85,573
  Special and nonrecurring charge, net of income taxes             --        40,600         7,200
----------------------------------------------------------------------------------------------------
CHANGE IN ASSETS AND LIABILITIES
  Inventories                                                 (62,193)        7,097       (75,954)
  Accounts payable and accrued expenses                        (5,753)       64,885        55,410
  Income taxes                                                 30,348       (18,996)        2,664
  Other assets and liabilities                                 51,849       (43,144)        5,461
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     509,671       440,475       337,664
----------------------------------------------------------------------------------------------------
Investing activities
  Capital expenditures                                       (121,543)     (124,275)     (123,630)
----------------------------------------------------------------------------------------------------
Financing activities
  Dividends paid                                             (140,338)     (131,330)     (121,270)
  Repurchase of common stock                                 (201,606)           --        (3,986)
  Decrease (increase) in intercompany receivable/payable       18,317       (12,397)       34,076
  Stock options and other                                      14,553         1,136           162
----------------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                       (309,074)     (142,591)      (91,018)
----------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND EQUIVALENTS                           79,054       173,609       123,016
Cash and equivalents, beginning of year                       308,720       135,111        12,095
----------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                           $ 387,774     $ 308,720     $ 135,111
=====================================================================================================



The accompanying Notes are an integral part of these Consolidated Financial Statements.


                                             1994     1995   1996    1997   1998
                                                          (in millions)

Intimate Brands Working Capital             $198     $217    $308    $428    $393



                                             VSS      BBW     VSC     OTHER
                                                     (in millions)
Intimate Brands Capital Expenditures
 by Business                                 $64      $45      $10      $3

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

SHAREHOLDERS' EQUITY

On June 22, 1999, the Company declared a five percent stock dividend to both The Limited and public shareholders. All share and per share information for all periods presented have been restated to reflect the five percent stock dividend (see Note 3).

At January 30, 1999, there were 578 million of $0.01 par value Class A shares and 578 million of $0.01 par value Class B shares authorized, of which 40.0 million Class A shares and 218.2 million Class B shares were issued and outstanding, net of 4.9 million Class A shares and 2.3 million Class B shares held in treasury. At January 31, 1998, there were approximately 44.7 million Class A shares and 220.5 million Class B shares issued and outstanding net of
0.1 million Class A shares held in treasury. In addition, there are 58 million of $0.01 par value preferred shares authorized, none of which have been issued.


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


   In 1998, the Board of Directors authorized two stock repurchases. In a repurchase completed in August 1998, the Company acquired 4.7 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. In January 1999, the Company announced its intention to repurchase up to $500 million of its common stock. Purchases will be made on a proportionate basis from both the Company's public shareholders and The Limited. As of January 30, 1999, the Company had repurchased 0.4 million shares from public shareholders for $14.8 million and 2.3 million shares from The Limited, at the same weighted average per share price, for $80.7 million.


REVENUE RECOGNITION

The Company recognizes retail sales at the time the customer takes possession of merchandise; that is, the point of sale. Gift certificate sales and store credits are deferred until redemption. Layaway sales are deferred until final payment. Catalogue sales are recorded upon shipment of merchandise. A reserve is provided for the gross profit on projected merchandise returns, based on prior experience.


EARNINGS PER SHARE
Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per basic share is computed based upon the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock.

Weighted average common shares outstanding (thousands):


-----------------------------------------------------------------
                                   1998      1997       1996
-----------------------------------------------------------------
Common shares issued             265,335    265,335    265,335
Treasury shares                   (2,279)     (137)       (44)
-----------------------------------------------------------------
Basic shares                     263,056    265,198    265,291
Dilutive effect of options
  and restricted shares            2,004      1,014        417
-----------------------------------------------------------------
Diluted shares                   265,060    266,212    265,708
-----------------------------------------------------------------

The computation of earnings per diluted share excludes options to purchase 612,000, 69,000 and 789,000 shares of common stock that were outstanding at year-end 1998, 1997 and 1996 because the options' exercise price was greater than the average market price of the common shares.


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


RECLASSIFICATIONS
Certain amounts on previously reported financial statement captions have been reclassified to conform to current year presentation (see Note 2).

2. CHANGE IN ACCOUNTING

   The Company sells gift certificates in exchange for cash and issues store credits in exchange for the value of returned merchandise. These gift certificates and store credits do not expire and both can be redeemed toward the purchase of merchandise in the future. The Company also offers a layaway sales program, which allows customers to make payments over a period of time toward the purchase of merchandise.

   The Company has changed its accounting for gift certificates, store credits and layaway sales. The change was made after the issuance of the recent Securities and Exchange Commission Staff Accounting Bulletin, No. 101, "Revenue Recognition in Financial Statements." The Company had historically recognized net receipts/(redemptions) from gift certificates and store credits as a reduction/(increase) to general, administrative and store operating expenses. Layaway sales were recognized upon receipt of the initial payment. The Company now defers the recognition of income on these transactions until the merchandise is delivered to the customer.

   The Company has given retroactive effect to this accounting change by restating its previously issued financial statements beginning with fiscal 1996. The impact of the restatement on the Consolidated Statements of Operations relates principally to gift certificates and store credits. The impact for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997 is as follows (in thousands, except per share amounts):


                                        January 30, 1999             January 31, 1998                February 1, 1997
                                        ----------------             ----------------                ----------------
                                   As Previously       As        As Previously       As        As Previously         As
                                     Reported       Restated       Reported       Restated       Reported         Restated
                                   -------------  -----------    -------------  -----------    -------------    -----------
General, administrative and        $ (914,548)    $ (897,842)    $ (787,780)    $ (774,385)     $ (584,903)     $ (570,681)
  store operating expenses

Operating income                      680,849        670,849        504,652        495,552         458,142         456,242

Income before income taxes            667,199        657,199        482,936        473,836         430,210         428,310

Provision for income taxes            267,000        263,000        194,000        190,000         172,000         171,000

Net income                         $  400,199     $  394,199     $  288,936     $  283,836      $  258,210      $  257,310

Basic earnings per share           $     1.52     $     1.50     $     1.09     $     1.07      $     0.97      $     0.97

Diluted earnings per share         $     1.51     $     1.49     $     1.09     $     1.07      $     0.97      $     0.97


   The change in accounting also results in a shift in the pattern of quarterly earnings (see Note 16). In addition, the restatement resulted in changes to the Consolidated Balance Sheets as of January 30, 1999 and January 31, 1998, and to Notes 1, 8, 9, 15 and 16.



   Although the restatement has no impact on the cash flows of the Company, certain classifications within the Consolidated Statements of Cash Flows for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997 were adjusted to reflect the restatement.


   In addition to the above, the Company reclassified certain distribution costs related to Bath and Body Works from general, administrative and store operating expense to buying and occupancy expense, consistent with the Company's other businesses. Such amounts were $26.7 million, $22.5 million and $16.1 million in 1998, 1997 and 1996.


3. SUBSEQUENT EVENT

On June 22, 1999, the Company declared a five percent stock dividend to both The Limited and public shareholders which resulted in the issuance of 11.8 million shares of common stock. Accordingly, common stock, additional paid-in capital and retained earnings were adjusted in fiscal 1999 based on the fair market value of the additional shares issued.

All share and per share information for all periods presented have been restated to reflect the five percent stock dividend.



4. SPECIAL AND NONRECURRING CHARGES


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

5. PROPERTY AND EQUIPMENT


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


6. Leased Facilities and Commitments


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


A summary of total minimum rent commitments and the related party portion (see
Note 10) under noncancelable leases follows (thousands):


                   Total        Related Party
---------------------------------------------
 1999            $174,399         $ 29,408
 2000             173,718           29,672
 2001             169,458           29,436
 2002             161,116           28,855
 2003             144,551           27,860
 Thereafter       478,048          120,768



7. OTHER ASSETS

Other assets consisted of (thousands):
-------------------------------------------------------------------------------
                                                             1998        1997
-------------------------------------------------------------------------------
  Goodwill, net of accumulated amortization
    of $32,143 and $29,034                                $ 70,312     $ 73,421
  Other                                                     13,360       11,336
-------------------------------------------------------------------------------
  Total other assets                                      $ 83,672     $ 84,757
================================================================================

8. Accrued Expenses

Accrued expenses consisted of (thousands):

--------------------------------------------------------------------------------
                                                              1998          1997
--------------------------------------------------------------------------------
  Compensation,
    payroll taxes and benefits                            $ 44,939      $ 53,529
  Deferred revenue                                          56,500        46,500
  Rent                                                      42,319        27,214
  Taxes, other than income                                  13,789        14,806
  Merchandise returns                                       15,959        15,913
  Interest                                                  13,663        13,948
  Cacique closing                                           10,787        28,403
  Other                                                     60,865        74,567
--------------------------------------------------------------------------------
  Total accrued expenses                                  $258,821      $274,880
================================================================================

9. Income Taxes

The provision for income taxes consisted of (thousands):

-------------------------------------------------------------------------------
                                          1998           1997             1996
-------------------------------------------------------------------------------
  Currently payable:
    Federal                            $ 207,900      $ 180,500      $ 146,700
    State                                 42,400         29,900         28,300
-------------------------------------------------------------------------------
                                         250,300        210,400        175,000
-------------------------------------------------------------------------------
  Deferred:
    Federal                               10,200        (23,600)        (5,700)
    State                                  2,500          3,200          1,700
-------------------------------------------------------------------------------
                                          12,700        (20,400)        (4,000)
-------------------------------------------------------------------------------
  Total provision                      $ 263,000      $ 190,000      $ 171,000
-------------------------------------------------------------------------------

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

-------------------------------------------------------------------------------
                                            1998          1997           1996
-------------------------------------------------------------------------------
  Federal income tax rate                   35.0%        35.0 %           35.0%
  State income taxes,
    net of Federal income
    tax effect                               4.5%         4.5 %            4.5%
  Other items, net                           0.5%         0.6 %            0.4%
-------------------------------------------------------------------------------
  Total                                     40.0%        40.1 %           39.9%
===============================================================================

Income taxes payable included net current deferred tax assets of $38.4 million and $61.9 million at January 30, 1999 and January 31, 1998. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $232.7 million, $236.0 million and $167.0 million in 1998, 1997 and 1996.


A summary of the effect of temporary differences that give rise to deferred income taxes follows (thousands):


---------------------------------------------------------------------------------
1998                                          Assets    Liabilities       Total
---------------------------------------------------------------------------------
EXCESS OF TAX OVER
  BOOK DEPRECIATION                               --     $(40,600)     $(40,600)
SPECIAL AND NONRECURRING CHARGE             $  4,500           --         4,500
STATE INCOME TAXES                             9,900           --         9,900
OTHER, NET                                    62,300           --        62,300
---------------------------------------------------------------------------------
TOTAL DEFERRED INCOME TAXES                 $ 76,700     $(40,600)     $ 36,100
---------------------------------------------------------------------------------

1997
---------------------------------------------------------------------------------
Excess of tax over
  book depreciation                               --     $(34,100)     $(34,100)
Special and nonrecurring charge             $ 15,100           --        15,100
State income taxes                            12,700           --        12,700
Other, net                                    71,300      (16,200)       55,100
---------------------------------------------------------------------------------
Total deferred income taxes                 $ 99,100     $(50,300)     $ 48,800
=================================================================================


10. LONG-TERM DEBT


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


11. RELATED PARTY TRANSACTIONS


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


12. STOCK OPTIONS AND RESTRICTED STOCK



Under the Company's stock plan, associates may be granted up to 18.4 million restricted shares or options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 0.2 million options in 1998 and 2.4 million options in 1997 had graduated vesting schedules over six years. Options have a maximum term of ten years.


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


   The weighted average per share fair value of options granted ($6.99, $5.23 and $3.61 during 1998, 1997 and 1996) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998, 1997 and 1996: dividend yields of 2.8%, 3.1% and 3.7%; volatility of 34%, 27% and 31%; risk-free interest rates of 5%, 6% and 5.25%; assumed forfeiture rates of 20%, 15% and 15%; and expected lives of 5.6 years, 6.5 years and 5 years.

   Approximately 425,000, 1,514,000 and 177,000 restricted shares were granted in 1998, 1997 and 1996, with market values at date of grant of $12.9 million, $30.2 million and $3.0 million. Restricted stock grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1997, 1,155,000 restricted shares, were granted with graduated vesting schedules over six years.

[photo]


These grants included 893,000 restricted shares with performance requirements, all of which have been met.


   The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards amounted to $11.6 million, $10.0 million and $3.0 million in 1998, 1997 and 1996.

A summary of stock options outstanding for 1998 is as follows:


            Options Outstanding              Options Exercisable
---------------------------------------------------------------------------
                        Weighted
                         Average          Weighted              Weighted
Range of                Remaining         Average                Average
Exercise      Number   Contractual        Exercise     Number   Exercisable
 Prices    Outstanding     Life             Price   Exercisable    Price
---------------------------------------------------------------------------
$13 - $17   1,470,000      7.2             $15        594,000       $15
$18 - $23   3,208,000      8.5             $20        332,000       $20
$24 - $28   1,164,000      9.5             $26              -         -
---------------------------------------------------------------------------
$13 - $28   5,842,000      8.4             $20        926,000       $17
---------------------------------------------------------------------------


A summary of stock option activity follows:


-------------------------------------------------------------------------------------------------
                               1998                       1997                     1996
                       -------------------------  ----------------------    ---------------------
                                      Weighted                 Weighted                 Weighted
                                      Average                  Average                   Average
                          Shares   Option Price    Shares   Option Price     Shares    Option Price
-------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year     4,518,000     $17.76     1,607,000     $15.10       716,000     $16.13
Granted                 1,800,000      24.20     3,228,000      18.90       978,000      14.37
Exercised                (287,000)     15.55       (69,000)     15.25       (16,000)     16.15
Canceled                 (189,000)     18.48      (247,000)     16.74       (71,000)     15.31
-------------------------------------------------------------------------------------------------
Outstanding at
  end of year           5,842,000     $19.83     4,519,000     $17.76     1,607,000     $15.10
-------------------------------------------------------------------------------------------------
Options exercisable
  at year-end             926,000     $16.77       439,000     $15.58       132,000     $16.05
-------------------------------------------------------------------------------------------------



13. RETIREMENT BENEFITS


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


14. FAIR VALUE OF FINANCIAL INSTRUMENTS

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


15. SEGMENT INFORMATION


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

Segment information follows (in thousands):


------------------------------------------------------------------------------------------------
                                                                  Reconciling
 1998                     Retail       Catalogue      Other(a)        Items           Total
------------------------------------------------------------------------------------------------
NET SALES               $3,101,298    $  759,335    $   25,120             --        $3,885,753
INTERSEGMENT SALES            --            --         368,995     $ (368,995)(C)            --
DEPRECIATION AND
 AMORTIZATION               87,581         8,556         5,084             --           101,221
OPERATING INCOME
 (LOSS)                    656,576        65,113       (50,840)            --           670,849
TOTAL ASSETS               796,095       179,045       472,937             --         1,448,077
CAPITAL EXPENDITURES       108,790         9,580         3,173             --           121,543
------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------
Net sales               $2,758,756    $  734,362    $  124,738           --          $3,617,856
Intersegment sales            --            --         305,454     $ (305,454)(c)            --
Depreciation and
 amortization               89,500         6,943         9,754             --           106,197
Operating income
 (loss)                    555,527        71,508       (63,883)       (67,600)(b)       495,552
Total assets               700,953       218,335       428,412             --         1,347,700
Capital expenditures       101,269        17,619         5,387             --           124,275
------------------------------------------------------------------------------------------------

1996
------------------------------------------------------------------------------------------------
Net sales               $2,203,498    $  684,303    $  109,539           --          $2,997,340
Intersegment sales              --            --       263,155     $ (263,155)(c)            --
Depreciation and
 amortization               67,729         6,661        11,183             --            85,573
Operating income
 (loss)                    442,631        68,089       (42,478)       (12,000)(b)       456,242
Total assets               654,523       163,790       316,849             --         1,135,162
Capital expenditures       112,491         5,970         5,169             --           123,630
------------------------------------------------------------------------------------------------


(a) Included in "other" category are the Cacique lingerie business, which was closed effective January 31, 1998. Gryphon and Corporate, none of which are significant operating segments


(b) Includes special and nonrecurring charge of $67.6 million in 1997 and $12.0 million in 1996 (see Note 4)


(c)      Represents intersegment sales elimination.

In addition to its operating segments, management also focuses on Victoria's Secret as a brand. Sales of the Victoria's Secret brand grew 6% in 1998 and 14% in 1997 and totaled $2.588 billion in 1998, $2.436 billion in 1997 and $2.134 billion in 1996.


16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results follow (thousands except per share amounts):

--------------------------------------------------------------------------
                            First     Second      Third      Fourth
--------------------------------------------------------------------------
1998 Quarters
--------------------------------------------------------------------------
AS RESTATED(+):

NET SALES                   $770,868   $874,708   $708,985  $1,531,192
Costs of goods sold,
occupancy and buying
  costs                      504,011    543,694    441,607     827,750
Gross income                 266,857    331,014    267,378     703,442
General, administrative
   and store operating
   expenses                  185,839    202,197    197,160     312,646
Operating income              81,018    128,817     70,218     390,796
Income before income
   taxes                      77,827    126,662     65,727     386,983
Provision for income
   taxes                      31,000     50,800     26,200     155,000
Net income                    46,827     75,862     39,527     231,983
Net income per share:
   Basic                       $0.18      $0.29      $0.15       $0.89
   Diluted                      0.18       0.28       0.15        0.88

AS PREVIOUSLY REPORTED:

Net Sales                   $770,868   $874,708   $708,985  $1,531,192
Costs of goods sold,
   occupancy and buying
   costs                     498,996    538,564    434,042     818,754
Gross income                 271,872    336,144    274,943     712,438
General, administrative
   and store operating
   expenses                  200,454    211,227    204,325     298,542
Operating income              71,418    124,917     70,618     413,896
Income before income
   taxes                      68,227    122,762     66,127     410,083
Provision for income
   taxes                      27,200     49,200     26,400     164,200
Net income                    41,027     73,562     39,727     245,883
Net income per share:
   Basic                       $0.15      $0.28      $0.15       $0.94
   Diluted                      0.15       0.28       0.15        0.93
--------------------------------------------------------------------------
1997 Quarters
--------------------------------------------------------------------------
AS RESTATED(+):

Net sales                   $704,041   $826,574   $689,978  $ 1,397,263
Costs of goods sold,
   occupancy and
   buying costs              480,541    548,303    446,697      804,777
Gross income                 223,500    278,271    243,281      592,486
General, administrative
   and store operating
   expenses                  155,918    167,786    179,220      271,462
Special and
   nonrecurring items            -          -          -         67,600
Operating income              67,582    110,485     64,061      253,424
Income before income
   taxes                      62,098    104,698     57,534      249,506
Provision for income
   taxes                      24,800     41,900     23,100      100,200
Net income                    37,298     62,798     34,434      149,306
Net income per share:
   Basic                       $0.14      $0.24      $0.13        $0.56
   Diluted                      0.14       0.24       0.13         0.56

AS PREVIOUSLY REPORTED:

Net sales                   $704,041   $826,574   $689,978   $1,397,263
Costs of goods sold,
   occupancy and buying
   costs                     475,959    544,003    440,751      797,111
Gross income                 228,082    282,571    249,227      600,152
General, administrative
   and store operating
   expenses                  167,800    175,086    183,566      261,328
Special and
   nonrecurring items            -          -          -         67,600
Operating income              60,282    107,485     65,661      271,224
Income before income
   taxes                      54,798    101,698     59,134      267,306
Provision for income
   taxes                      21,900     40,700     23,700      107,700
Net income                    32,998     60,998     35,434      159,606
Net income per share:
   Basic                       $0.12      $0.23      $0.13         0.60(*)
   Diluted                      0.12       0.23       0.13         0.60(*)

(+)The Company changed its accounting related to gift certificates, store credits and layaway sales (see Note 2). The Company has given retroactive effect to this accounting change by restating its previously issued financial statements.

(*) Including special and nonrecurring charge of $67.6 million ($0.15 per diluted share) in the fourth quarter of 1997 in conjunction with the closing of Cacique (see Note 4)


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

MARKET PRICE AND DIVIDEND INFORMATION


                             Market Price
                         -------------------------------------
                                                    Cash
                                                  Dividend
Fiscal Year End 1998      High         Low        Per Share
-----------------------------------------------------------------
4th Quarter            $38  5/16    $22  1/16        $0.13
3rd Quarter             22  5/16     17  5/8         0.13
2nd Quarter             28  11/16    21  1/16        0.13
1st Quarter             27  11/16    24  3/4         0.13
=================================================================
Fiscal Year End 1997
-----------------------------------------------------------------
4th Quarter            $24  3/16    $20  3/16       $0.12
3rd Quarter             23  13/16    19  3/16        0.12
2nd Quarter             22           18  1/8         0.12
1st Quarter             19  5/8      16  5/16        0.12
=================================================================


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF INTIMATE BRANDS, INC.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the consolidated financial position of Intimate Brands, Inc. and its subsidiaries at January 30, 1999 and January 31, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The consolidated financial statements for each of the three years in the period ended January 30, 1999 have been restated as described in Note 2.


/s/ PricewaterhouseCoopers LLP


Columbus, Ohio
February 17, 1999, except for the information in Notes 2 and 3 as to which the date is February 16, 2000



52