Form 10-K405, Exhibit 13
period 2000-01-29
INTIMATE BRANDS INC
filed 2000-04-25
CIK 945676

FINANCIAL SUMMARY                                                     EXHIBIT 13


(Thousands except per share amounts, ratios and store and associate data)

Fiscal Year                       1999          1998          1997           1996           1995(1)         1994          1993
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF
OPERATIONS
Net sales                   $4,510,836    $3,885,753    $3,617,856     $2,997,340     $2,516,555      $2,108,310    $1,630,828
Gross income                $1,855,785    $1,568,691    $1,337,537     $1,038,923     $  810,928      $  696,787    $  496,500
Operating income            $  793,516    $  670,849    $  495,552(2)  $  456,242(2)  $  384,196      $  334,388    $  218,462
Operating income as a
   percentage of sales            17.6%         17.3%         13.7%(2)       15.2%(2)       15.3%           15.9%         13.4%
Net income                  $  458,904    $  394,199    $  283,836(2)  $  257,310(2)  $  202,959      $  200,388    $  132,462
Net income as a
   percentage of sales            10.2%         10.1%          7.8%(2)        8.6%(2)        8.1%            9.5%          8.1%
-------------------------------------------------------------------------------------------------------------------------------

PER SHARE RESULTS
Basic net income            $     1.84    $     1.50    $     1.07(2)  $     0.97(2)  $     0.87      $     0.91    $     0.60
Diluted net income          $     1.81    $     1.49    $     1.07(2)  $     0.97(2)  $     0.87      $     0.91    $     0.60
Dividends                   $     0.55    $     0.53    $     0.50     $     0.46     $     0.11(3)           -            -
Book value                  $     2.19    $     2.36    $     2.00     $     1.42     $     0.92      $     2.50    $     2.13
Diluted weighted average
   shares outstanding          253,858       265,060       266,212        265,708        232,365         220,500       220,500
-------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL
INFORMATION
Total assets                $1,344,991    $1,448,077    $1,347,700     $1,135,162     $  943,353      $  768,551    $  655,061
Return on average assets            33%           28%           23%(2)         25%(2)         24%             29%           21%
Working capital             $  118,151    $  419,097    $  449,722     $  327,894     $  217,277      $  197,957    $  157,464
Current ratio                      1.2           1.8           2.1            2.0            1.8             2.2           2.3
Capital expenditures        $  205,516    $  121,543    $  124,275     $  123,630     $  128,229      $  107,037    $   81,145
Long-term debt              $  100,000    $  250,000    $  350,000     $  350,000     $  350,000              -             -
Debt-to-equity ratio                18%           41%           66%            93%           143%             -             -
Shareholders' equity        $  544,731    $  608,743    $  530,895     $  377,253     $  245,037      $  550,395    $  469,136
Return on average
   shareholders' equity             80%           69%           63%            83%            51%             39%           29%
Comparable store
   sales increase                   12%            5%           11%             7%             1%             13%            9%
-------------------------------------------------------------------------------------------------------------------------------

STORES AND ASSOCIATES
AT END OF YEAR
Total number of stores open       2,110         1,890         1,710          1,609          1,293           1,037           879
Retail selling square feet    6,466,000     5,794,000     5,328,000      5,047,000      4,230,000       3,419,000     2,915,000
Number of associates             60,000        55,000        50,000         43,900         39,300          30,100        22,500
-------------------------------------------------------------------------------------------------------------------------------

Fiscal Year                      1992          1991
---------------------------------------------------
SUMMARY OF
OPERATIONS
Net sales                  $1,325,326    $1,199,496
Gross income               $  397,936    $  366,938
Operating income           $  167,287    $  177,837
Operating income as a
   percentage of sales           12.6%         14.8%
Net income                 $  102,287    $  106,404
Net income as a
   percentage of sales            7.7%          8.9%
---------------------------------------------------

PER SHARE RESULTS
Basic net income           $     0.46    $     0.48
Diluted net income         $     0.46    $     0.48
Dividends                          -             -
Book value                 $     2.06    $     1.68
Diluted weighted average
   shares outstanding         220,500       220,500
---------------------------------------------------

OTHER FINANCIAL
INFORMATION
Total assets               $  611,429    $  487,388
Return on average assets           19%           26%
Working capital            $  151,870    $  169,703
Current ratio                     2.6           3.1
Capital expenditures       $   78,792    $   76,975
Long-term debt                     -             -
Debt-to-equity ratio               -             -
Shareholders' equity       $  455,180    $  371,188
Return on average
   shareholders' equity            25%           36%
Comparable store
   sales increase                   1%            8%
----------------------------------------------------

STORES AND ASSOCIATES
AT END OF YEAR
Total number of stores open        743           662
Retail selling square feet   2,349,000     1,895,000
Number of associates            15,900        14,200
----------------------------------------------------

(1) FIFTY-THREE-WEEK FISCAL YEAR.

(2) INCLUDING SPECIAL AND NONRECURRING CHARGE OF $67.6 MILLION IN 1997 AND $12.0 MILLION IN 1996.

(3) REPRESENTS ONE QUARTER'S DIVIDEND SUBSEQUENT TO THE COMPANY'S OCTOBER 1995 INITIAL PUBLIC OFFERING.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net sales for the fourth quarter of 1999 were $1.802 billion, an increase of 18% from $1.531 billion for the fourth quarter a year ago. Gross income increased to $819.7 million from $703.4 million in 1998 and operating income increased to $470.8 million from $390.8 million in 1998. Earnings per share were $1.10 versus $0.88 in 1998.

Net sales for the fiscal year ended January 29, 2000 were $4.511 billion, an increase of 16% from $3.886 billion for last year. Gross income increased to $1.856 billion from $1.569 billion in 1998 and operating income increased to $793.5 million from $670.8 million in 1998. Earnings per share were $1.81 compared to $1.49 last year.

BUSINESS HIGHLIGHTS FOR 1999 INCLUDE THE FOLLOWING:

- Sales at Bath & Body Works, Intimate Brands' fastest growing business, grew 22% in 1999 to $1.550 billion. Operating income grew 24%.

- The Victoria's Secret brand grew to $2.937 billion in 1999, a 13% sales increase. Victoria's Secret continues to build strong brand equity through fashion-right, high-quality products, integrated marketing and advertising and the development of brand extensions such as Victoria's Secret Beauty. Through www.VictoriasSecret.com, the brand has broadened its customer base and its ability to build global business.

- Victoria's Secret Stores' sales increased 17% to $2.138 billion, while operating profits grew 20%.

- Sales at Victoria's Secret Catalogue were up 5%, while operating profits were up 10%.

- In May 1999 the Company successfully completed a $500 million stock repurchase program (begun in January 1998). The Company repurchased a total of 13 million shares on a proportionate basis on the open market and from The Limited, Inc. ("The Limited").

- On June 22, 1999, the Company declared a 5% stock dividend to both The Limited and public shareholders. The stock dividend resulted in the issuance of 11.8 million additional shares. All shares and per share information for all periods presented have been restated to reflect the 5% stock dividend (see Notes to the Consolidated Financial Statements).


              [CHART]                           [CHART]

         NUMBER OF STORES                 CAPITAL EXPENDITURES
         INTIMATE BRANDS                     INTIMATE BRANDS
                                              (in millions)

         1995      1,293                    1995       $128
         1996      1,609                    1996       $124
         1997*     1,828                    1997       $124
         1998      1,890                    1998       $122
         1999      2,110                    1999       $206

*Before closing 118 Cacique stores
       on January 31, 1998

FINANCIAL SUMMARY


The following summarized financial data compares 1999 to the comparable periods for 1998 and 1997:

                                                                                                         % Change        % Change
                                                          1999              1998            1997          1999-98         1998-97
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES (millions)
Victoria's Secret Stores                                $2,138            $1,829         $ 1,702               17%            7%
Bath & Body Works                                        1,550             1,272           1,057               22%           20%
Other (principally Gryphon)                                 24                26              30               (8%)         (13%)
-----------------------------------------------------------------------------------------------------------------------------------
Total retail sales                                       3,712             3,127           2,789               19%           12%

Victoria's Secret Catalogue                                799               759             734                5%            3%
Cacique                                                      -                 -              95                -          (100%)
-----------------------------------------------------------------------------------------------------------------------------------
Total net sales                                         $4,511            $3,886         $ 3,618               16%            7%
-----------------------------------------------------------------------------------------------------------------------------------

COMPARABLE STORE SALES
Victoria's Secret Stores                                    12%                4%             11%
Bath & Body Works                                           11%                7%             11%
-----------------------------------------------------------------------------------------------------------------------------------
Total comparable store sales increase*                      12%                5%             11%
-----------------------------------------------------------------------------------------------------------------------------------

STORE DATA
RETAIL SALES INCREASE ATTRIBUTABLE TO NEW
   AND REMODELED STORES
Victoria's Secret Stores                                     5%                3%              6%
Bath & Body Works                                           11%               13%             29%
RETAIL SALES PER AVERAGE SELLING SQUARE FOOT
Victoria's Secret Stores                                $  557            $  504         $   495               11%            2%
Bath & Body Works                                       $  677            $  658         $   676                3%           (3%)
RETAIL SALES PER AVERAGE STORE (THOUSANDS)
Victoria's Secret Stores                                $2,479            $2,261         $ 2,232               10%            1%
Bath & Body Works                                       $1,363            $1,284         $ 1,265                6%            2%
AVERAGE STORE SIZE AT THE END OF YEAR
   (RETAIL SELLING SQUARE FEET)
Victoria's Secret Stores                                 4,438             4,466           4,506               (1%)          (1%)
Bath & Body Works                                        2,051             1,972           1,925                4%            2%
RETAIL SELLING SQUARE FEET AT END OF YEAR (THOUSANDS)
Victoria's Secret Stores                                 3,976             3,702           3,555                7%            4%
Bath & Body Works                                        2,490             2,092           1,773               19%           18%

NUMBER OF STORES
Beginning of year                                        1,890             1,710           1,609
Opened                                                     241               201             233
Closed                                                     (21)              (21)           (132)
-----------------------------------------------------------------------------------------------------------------------------------
End of year                                              2,110             1,890           1,710               12%           11%
-----------------------------------------------------------------------------------------------------------------------------------

*Includes 118 stores from the January 31, 1998 closing of the Cacique business.

NET SALES
FOURTH QUARTER

Net sales for the fourth quarter of 1999 increased by 18% to $1.802 billion from $1.531 billion in 1998. The increase was due to an 11% increase in comparable store sales, the net addition of 220 new stores and a 12% increase in catalogue sales. Net sales for the fourth quarter of 1998 increased by 10% to $1.531 billion from $1.397 billion in 1997. Excluding the impact of closing Cacique, net sales grew 12%. The net sales increase, excluding Cacique, was due to an 8% increase in comparable store sales, the net addition of 180 new stores and a 6% increase in catalogue sales.

FULL YEAR

Net sales for 1999 increased 16% to $4.511 billion from $3.886 billion in 1998. The increase was due to a 12% increase in comparable store sales, the net addition of 220 new stores and a 5% increase in catalogue sales. Net sales for 1998 increased 7% to $3.886 billion from $3.618 billion in 1997. Excluding the impact from the closure of Cacique, net sales grew 10%. The net sales increase, excluding Cacique, was due to the net addition of 180 new stores, a 5% increase in comparable store sales and an increase in catalogue and other sales.

In 1999, retail sales increased 19% to $3.712 billion. Bath & Body Works' sales increase of 22% was attributable to the net addition of 153 new stores (398,000 retail selling square feet), as well as an 11% increase in comparable store sales. Bath & Body Works' sales increase was primarily driven by a steady flow of innovative new product offerings. Victoria's Secret Stores' sales increase of 17% was attributable to a 12% increase in comparable store sales driven by innovative product introductions, new business opportunities such as Victoria's Secret Beauty, and expanded global presence through major product launches supported by national media and an increased inventory position in basic foundations. The remaining increase came from the net addition of 67 new stores (274,000 retail selling square feet).

In 1998, retail sales increased 12%. The growth was led by a 20% increase in Bath & Body Works' sales that was attributable to the net addition of 140 new stores (319,000 retail selling square feet) and a 7% increase in comparable store sales. Victoria's Secret Stores' sales increase of 7% was attributable to a 4% increase in comparable store sales and the net addition of 40 new stores (147,000 retail selling square feet).

In 1999, Victoria's Secret Catalogue's net sales increased 5% to $799 million. The sales increase was attributable to an increased response rate, higher sales per catalogue page and increased Internet sales through www.VictoriasSecret.com. In 1998, Victoria's Secret Catalogue's net sales increased 3% to $759 million due to an increased response rate.

GROSS INCOME
FOURTH QUARTER

The fourth quarter of 1999 gross income rate (expressed as a percentage of net sales) decreased slightly to 45.5% from 45.9% for the same period in 1998. The rate decline was due to a decrease in the merchandise margin rate attributable to higher markdowns nearly offset by buying and occupancy expense leverage that resulted from an 11% increase in comparable store sales.

The fourth quarter of 1998 gross income rate increased to 45.9% from 42.4% for the same period in 1997. The rate increase was primarily due to an increase in the merchandise margin rate and a decrease in the buying and occupancy expense rate. Both the merchandise margin rate and the buying and occupancy expense rate were favorably impacted by the growth of Bath & Body Works to 39% of total Company net sales in 1998 from 35% in 1997. Bath & Body Works has historically recorded higher merchandise margins due to higher retail markups and lower buying and occupancy costs as a result of smaller store size and higher sales productivity.

FULL YEAR

In 1999, the gross income rate increased to 41.1% from 40.4% in 1998. The rate increase was primarily attributable to a decrease in the buying and occupancy expense rate as the businesses leveraged increased comparable store sales. A slight decrease in the merchandise margin rate was primarily attributable to higher markdowns at Victoria's Secret Catalogue.

In 1998, the gross income rate increased to 40.4% from 37.0% in 1997. The rate increase was attributable to an increase in the merchandise margin rate, primarily at Victoria's Secret Stores, and a slight decrease in the buying and occupancy expense rate. Both the merchandise margin rate and the buying and occupancy expense rate were also favorably impacted by Bath & Body Works, which increased to 33% of total Company net sales in 1998 from 29% in 1997.

GENERAL, ADMINISTRATIVE AND
STORE OPERATING EXPENSES
FOURTH QUARTER

The general, administrative and store operating expense rate (expressed as a percentage of net sales) decreased to 19.4% in the fourth quarter of 1999 from 20.4% for the same period in 1998. The rate decrease was primarily attributable to expense leverage resulting from an 11% comparable stores sales increase.

The general, administrative and store operating expense rate increased to 20.4% in the fourth quarter of 1998 from 19.4% for the same period in 1997. The rate increase was primarily due to the continued investment in national advertising for Victoria's Secret.

FULL YEAR

The general, administrative and store operating expense rates were 23.5%, 23.1% and 21.4% in 1999, 1998 and 1997. The rate increases were primarily due to increases national advertising by Victoria's Secret and additional store staffing to support product extensions and new initiatives at Victoria's Secret Stores.

SPECIAL AND
NONRECURRING CHARGE

In 1997, the Company recognized a $67.6 million fourth quarter charge which represented the estimated loss on the closing of the 118 store Cacique lingerie business. Cacique had $95.2 million in sales for 1997 and a $17.0 million operating loss. The business closed effective January 31, 1998 (see Note 2 to the Consolidated Financial Statements). During 1999 and 1998, the Company disbursed a total of $34.8 million in cash relating to the Cacique closing. As of January 29, 2000, the Company had a remaining liability of $2.8 million principally for contractual obligations.

OPERATING INCOME
FOURTH QUARTER

The operating income rate (expressed as a percentage of net sales) increased to 26.1% in the fourth quarter of 1999 from 25.5% for the same period in 1998. The increase was primarily due to a decrease in the general, administrative and store operating expense rate which more than offset the decrease in the gross income rate.

The operating income rate increased to 25.5% in the fourth quarter of 1998, from 18.1% for the same period in 1997. Excluding the 1997 special and nonrecurring charge, the fourth quarter operating income rate increased to 25.5% from 23.0%. The rate increase was primarily due to an increase in the gross income rate which more than offset an increase in the general, administrative and store operating expense rate.

FULL YEAR

The operating income rate was 17.6%, 17.3% and 13.7% in 1999, 1998 and 1997. Excluding special and nonrecurring charges, the operating income rate would have been 15.6% in 1997. The rate improvements were driven by the factors described above.

INTEREST EXPENSE AND
OTHER INCOME

In 1999, the Company incurred $7.3 million and $32.0 million in interest expense for the fourth quarter and year, compared to $7.6 million and $30.1 million in 1998 for the same periods. Interest expense relates to the term debt as well as the payable to The Limited (see Note 9 to the Consolidated Financial Statements). The increase in interest expense was primarily due to an increase in the Company's payable to The Limited as a result of a stock repurchase program and the repayment of $100 million in term debt.

In 1999, the Company earned $1.4 million and $3.4 million in other income for the fourth quarter and year, compared to $3.8 million and $16.4 million in 1998 for the same periods. The decrease in the fourth quarter and the year was primarily due to a decline in interest income driven by lower invested cash balances. Lower cash balances are the result of the stock repurchase program and the repayment of $100 million in term debt.

FINANCIAL CONDITION

The Company's consolidated balance sheet as of January 29, 2000 provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities and borrowings from The Limited provide the resources to support current operations, including projected growth, seasonal requirements and capital expenditures.

A summary of the Company's working capital position and capitalization follows:


(Thousands)                                     1999         1998         1997

Cash provided by operating activities         $499,150     $509,671     $440,475
Working capital                               $118,151     $419,097     $449,722

CAPITALIZATION
Long-term debt                                $100,000     $250,000     $350,000
Shareholders' equity                           544,731      608,743      530,895
--------------------------------------------------------------------------------
Total capitalization                          $644,731     $858,743     $880,895

In 1999, working capital has been reduced to reflect $150 million of debt due in 2000 (see Note 8 to the Consolidated Financial Statements) which will be repaid through cash from operations. No additional borrowings are currently anticipated.

The Company considers the following to be appropriate measures of liquidity and capital resources:

                                                        1999      1998      1997
Debt-to-capitalization ratio
   (long-term debt divided by total
   capitalization)                                       16%       29%       40%

Cash flow to capital investment
   (net cash provided by operating activities
   divided by capital expenditures)                     243%      419%      354%

The Company's operations are seasonal in nature and are comprised of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the Holiday season, has accounted for approximately 40% of net sales in each of the last three years. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the Holiday season, which in turn produces a substantial portion of the Company's operating cash flow for the year.

OPERATING ACTIVITIES

Net cash provided by operating activities totaled $499.1 million, $509.7 million and $440.5 million for 1999, 1998 and 1997. The major use of operating cash in 1999 was for the increase in inventories, especially at Victoria's Secret Stores with the "never out of stock" on basics inventory program, partially offset by an increase in accounts payable and accrued expenses.

INVESTING ACTIVITIES

Investing activities were primarily capital expenditures for new and remodeled stores and other strategic brand investments.

FINANCING ACTIVITIES

Financing activities included quarterly cash dividend payments totaling $0.55 per share or $136.5 million for the year. In addition, financing activities included two stock repurchase programs during 1999 and 1998. In May 1999, the Company completed a $500 million stock repurchase program. Purchases were made on a proportionate basis from both the Company's public shareholders and The Limited. In total, the Company repurchased 2.0 million shares from public shareholders and 11.0 million shares from The Limited at the same weighted average per share price. In August 1998, the Company completed a repurchase program to acquire 4.7 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. Other financing activities in 1999 and 1998 included a $17.9 million net increase and an $18.3 million net decrease in the payable to The Limited (see Note 9 to the Consolidated Financial Statements).

A summary of stores and retail selling square feet follows:

-------------------------------------------------------------------------------------------------------------------------
                                         Plan        End of year        End of year        Change from        Change from
                                         2000               1999               1998          2000-1999          1999-1998
-------------------------------------------------------------------------------------------------------------------------
VICTORIA'S SECRET STORES
Stores                                    971                896                829                 75                 67
Retail selling square feet          4,270,000          3,976,000          3,702,000            294,000            274,000

BATH & BODY WORKS
Stores                                  1,386              1,214              1,061                172                153
Retail selling square feet          2,993,000          2,490,000          2,092,000            503,000            398,000
-------------------------------------------------------------------------------------------------------------------------

Total retail stores                     2,357              2,110              1,890                247                220
Retail selling square feet          7,263,000          6,466,000          5,794,000            797,000            672,000
-------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Capital expenditures amounted to $205.5 million, $121.5 million and $124.3 million for 1999, 1998 and 1997, of which $102.0 million, $87.0 million and $72.4 million were for new stores and remodeling and expanding existing stores. Remaining capital expenditures are primarily related to information technology, the Company's distribution centers and investments in intellectual property assets. Capital expenditures in 1997 included $30.2 million related to the construction of the Bath & Body Works distribution center.

The Company added 672,000 retail selling square feet in 1999, which represented an increase of 12% over 1998. The increase in retail selling square feet resulted from the net addition of 220 new stores and the expansion of 58 stores. The capital expenditures were funded with cash from operations.

The Company anticipates spending $260 to $290 million in 2000 for capital expenditures, of which $225 to $250 million will be for new stores and the remodeling and expansion of existing stores.

The Company intends to add approximately 800,000 retail selling square feet in 2000, which will represent a 12% increase over year-end 1999. It is anticipated the increase will result from the addition of approximately 250 new stores and the expansion of approximately 70 stores. The Company expects that future capital expenditures will be funded by net cash provided by operating activities.

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

SAFE HARBOR STATEMENT UNDER
THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2000 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

CONSOLIDATED STATEMENTS OF INCOME


(Thousands except per share amounts)                                               1999                  1998                  1997
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $ 4,510,836           $ 3,885,753           $ 3,617,856
Costs of goods sold, occupancy and buying costs                              (2,655,051)           (2,317,062)           (2,280,319)
-----------------------------------------------------------------------------------------------------------------------------------
GROSS INCOME                                                                  1,855,785             1,568,691             1,337,537
General, administrative and store operating expenses                         (1,062,269)             (897,842)             (774,385)
Special and nonrecurring charge                                                       -                     -               (67,600)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                793,516               670,849               495,552
Interest expense                                                                (32,017)              (30,050)              (30,326)
Other income, net                                                                 3,405                16,400                 8,610
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                      764,904               657,199               473,836
Provision for income taxes                                                      306,000               263,000               190,000
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $   458,904           $   394,199           $   283,836
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE
Basic                                                                       $      1.84           $      1.50           $      1.07
Diluted                                                                     $      1.81           $      1.49           $      1.07
-----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


(Thousands)                                                                 January 29, 2000            January 30, 1999
------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and equivalents                                                            $    76,373                  $   387,774
Accounts receivable                                                                  18,135                       15,627
Inventories                                                                         583,469                      479,896
Store supplies                                                                       42,103                       34,465
Other                                                                                51,832                       48,174
------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                771,912                      965,936
Property and equipment, net                                                         449,043                      398,469
Other assets                                                                        124,036                       83,672
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $ 1,344,991                  $ 1,448,077
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                                $   102,446                  $    93,764
Current portion of long-term debt                                                   150,000                      100,000
Accrued expenses                                                                    248,729                      232,592
Payable to The Limited, Inc.                                                         23,741                        5,860
Income taxes                                                                        128,845                      114,623
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                           653,761                      546,839
Long-term debt                                                                      100,000                      250,000
Deferred income taxes                                                                   816                        2,251
Other long-term liabilities                                                          45,683                       40,244

SHAREHOLDERS' EQUITY
Common stock                                                                          2,646                        2,527
Paid-in capital                                                                   1,217,806                      672,391
Retained earnings (deficit)                                                        (113,067)                     109,496
------------------------------------------------------------------------------------------------------------------------
                                                                                  1,107,385                      784,414
Less: treasury stock, at average cost                                              (562,654)                    (175,671)
------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                          544,731                      608,743
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 1,344,991                  $ 1,448,077
------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               Common Stock
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         Retained        Treasury           Total
                                            Shares             Par        Paid-In        Earnings       Stock, at    Shareholders'
(Thousands)                            Outstanding           Value        Capital        (Deficit)   Average Cost          Equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1997                  265,123     $     2,527    $   675,240     $  (296,871)    $    (3,643)    $   377,253
Net income                                       -               -              -         283,836               -         283,836
Cash dividends                                   -               -              -        (131,330)              -        (131,330)
Exercise of stock options and other            104               -           (620)              -           1,756           1,136
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1998                  265,227     $     2,527    $   674,620     $  (144,365)    $    (1,887)    $   530,895
Net income                                       -               -              -         394,199               -         394,199
Cash dividends                                   -               -              -        (140,338)              -        (140,338)
Repurchase of common stock                  (7,469)              -              -               -        (201,606)       (201,606)
Exercise of stock options and other            420               -         (2,229)              -          27,822          25,593
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 30, 1999                  258,178     $     2,527    $   672,391     $   109,496     $  (175,671)    $   608,743
Net income                                       -               -              -         458,904               -         458,904
Cash dividends                                   -               -              -        (136,501)              -        (136,501)
Stock dividend                                   -             119        544,847        (544,966)              -               -
Repurchase of common stock                  (9,735)              -              -               -        (404,410)       (404,410)
Exercise of stock options and other            707               -            568               -          17,427          17,995
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 29, 2000                  249,150     $     2,646    $ 1,217,806     $  (113,067)    $  (562,654)    $   544,731
---------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

              [CHART]                           [CHART]

           NET SALES                          NET INCOME*
        INTIMATE BRANDS                     INTIMATE BRANDS
         (in millions)                       (in millions)
        5-YEAR COMPOUND                     5-YEAR COMPOUND
     ANNUAL GROWTH RATE=16%              ANNUAL GROWTH RATE=18%
         1994      $2,108                    1994       $200
         1995      $2,517                    1995       $203
         1996      $2,997                    1996*      $264
         1997      $3,618                    1997*      $324
         1998      $3,886                    1998       $394
         1999      $4,511                    1999       $459

                                 *Excluding special and nonrecurring charge

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)                                                  1999          1998          1997
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                              $ 458,904     $ 394,199     $ 283,836
---------------------------------------------------------------------------------------------

IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS
Depreciation and amortization                             104,625       101,221       106,197
Special and nonrecurring charge, net of income taxes            -             -        40,600
---------------------------------------------------------------------------------------------

CHANGE IN ASSETS AND LIABILITIES
Accounts receivable                                        (2,508)       19,012       (15,889)
Inventories                                              (103,573)      (62,193)        7,097
Accounts payable and accrued expenses                      24,819        (9,863)       62,165
Income taxes                                               12,787        30,348       (18,996)
Other assets and liabilities                                4,096        36,947       (24,535)
---------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 499,150       509,671       440,475
---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                     (205,516)     (121,543)     (124,275)
---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                           (136,501)     (140,338)     (131,330)
Repayment of long-term debt                              (100,000)            -             -
Repurchase of common stock                               (404,410)     (201,606)            -
Change in payable to The Limited, Inc.                     17,881        18,317       (12,397)
Stock options and other                                    17,995        14,553         1,136
---------------------------------------------------------------------------------------------
NET CASH USED FOR FINANCING ACTIVITIES                   (605,035)     (309,074)     (142,591)
---------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS          (311,401)       79,054       173,609
Cash and equivalents, beginning of year                   387,774       308,720       135,111
---------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                       $  76,373     $ 387,774     $ 308,720
---------------------------------------------------------------------------------------------

In 1999, noncash financing activities included the addition of $0.1 million of common stock and $544.9 million paid-in capital that was transferred from retained earnings as a result of the 5% stock dividend, which resulted in the issuance of 11.8 million additional shares of common stock (see Note 1).

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Intimate Brands, Inc. (the "Company") includes specialty retail and catalogue operations, which offer women's intimate and other apparel, personal care products and accessories. The Limited, Inc. ("The Limited") owns approximately 84% of the outstanding common stock of the Company, which initiated public ownership on October 24, 1995.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1999, 1998 and 1997 represent the 52-week periods ended January 29, 2000, January 30, 1999 and January 31, 1998.

CASH AND EQUIVALENTS

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

STORE SUPPLIES

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies, is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically inventoried and adjusted as appropriate for changes in supply levels or costs.

CATALOGUE AND ADVERTISING COSTS

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $316 million, $294 million and $255 million in 1999, 1998 and 1997. At January 29, 2000 and January 30, 1999, $23.3 million and $26.7 million of unamortized catalogue costs were included in other current assets.

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

INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis over 30 years. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

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

SHAREHOLDERS' EQUITY

On June 22, 1999, the Company declared a 5% stock dividend to both The Limited and public shareholders of record as of July 2, 1999, which resulted in the issuance of 11.8 million shares of common stock. Accordingly, common stock, additional paid-in capital and retained earnings were adjusted in fiscal 1999 based on the fair market value of the additional shares issued.

All share and per share information for all periods presented has been restated to reflect the 5% stock dividend.

At January 29, 2000, there were 550 million of $0.01 par value Class A shares and 550 million of $0.01 par value Class B shares authorized, of which 39.3 million Class A shares and 209.8 million Class B shares were issued and outstanding, net of 6.0 million Class A shares and 10.7 million Class B shares held in treasury. At January 30, 1999, there were 40.0 million Class A shares and 218.2 million Class B shares issued and outstanding, net of 4.9 million Class A shares and 2.3 million Class B shares held in treasury. In addition, there are 55 million of $0.01 par value preferred shares authorized, none of which have been issued.

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

In May 1999, the Company completed a $500 million stock repurchase program. Purchases were made on a proportionate basis from both the Company's public shareholders and The Limited. In total, the Company repurchased 2.0 million shares from public shareholders and 11.0 million shares from The Limited at the same weighted average per share price. In August 1998, the Company completed a repurchase program to acquire 4.7 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans.

REVENUE RECOGNITION

The Company recognizes retail sales at the time the customer takes possession of merchandise - that is, the point of sale. Revenue for gift certificate sales and store credits are recognized when they are redeemed. Revenue recognition for layaway sales is deferred until final payment is made by the customer. Catalogue sales are recorded upon shipment of merchandise. A reserve is provided for projected merchandise returns based on prior experience.

In the fourth quarter of 1999, the Company changed its accounting for gift certificates, store credits and layaway sales to the policy stated above. The Company filed an amended Form 10-K for fiscal year ended January 30, 1999 and restated the unaudited quarterly financial data in Note 14 to reflect this accounting change.

EARNINGS PER SHARE

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per basic share is computed based upon the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding.

Weighted average common shares outstanding:

(Thousands)                           1999         1998        1997
-------------------------------------------------------------------
Common shares issued               265,811      265,335     265,335
Treasury shares                    (15,927)      (2,279)       (137)
-------------------------------------------------------------------
Basic shares                       249,884      263,056     265,198
Dilutive effect of options
   and restricted shares             3,974        2,004       1,014
-------------------------------------------------------------------
Dilutive shares                    253,858      265,060     266,212
-------------------------------------------------------------------


The computation of earnings per diluted share excludes options with an exercise price that was greater than the average market price of the common shares. The excluded options totaled 351,000, 612,000 and 69,000 shares of common stock that were outstanding at year-end 1999, 1998 and 1997.

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

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current year presentation.

2. SPECIAL AND NONRECURRING CHARGES

During the fourth quarter of 1997, the Company recognized a $67.6 million charge in conjunction with closing Cacique, a 118-store lingerie business, effective January 31, 1998. The amount included noncash charges of $30 million comprised principally of write-offs and liquidations of store assets. After cash disbursements of $8.0 million in 1999 and $26.8 million in 1998, accruals of $2.8 million, principally for contractual obligations, remained at January 29, 2000. No accruals related to these charges were reversed or recorded in operating income during 1999 or 1998.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, cosisted of:

(Thousands)                                             1999          1998
--------------------------------------------------------------------------
Furniture, fixtures and equipment                    $756,325     $672,077
Land, building improvements and leaseholds           179,273       147,302
Construction in progress                               1,014         1,682
--------------------------------------------------------------------------
                                                     936,612       821,061

Less: accumulated depreciation and amortization      487,569       422,592
--------------------------------------------------------------------------
Property and equipment, net                         $449,043      $398,469
--------------------------------------------------------------------------

4. LEASED FACILITIES AND COMMITMENTS

Annual store rent is comprised of a fixed minimum amount, and/or contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense follows:

(Thousands)                                   1999        1998        1997
--------------------------------------------------------------------------
STORE RENT
Fixed minimum                             $175,136    $159,368    $155,571
Contingent                                  36,868      22,414      19,229
--------------------------------------------------------------------------
Total store rent                           212,004     181,782     174,800
Buildings, equipment and other              24,921      18,092      17,196
--------------------------------------------------------------------------
Total rent expense                        $236,925    $199,874    $191,996
--------------------------------------------------------------------------

Rent expense includes charges from The Limited and its subsidiaries for store, office and distribution center space under formal agreements which approximate market rates. At January 29, 2000, the Company was committed to noncancelable leases with remaining terms of 1 to 20 years. A substantial portion of these commitments consist of store leases with initial terms, ranging from 10 to 20 years, with options to renew at varying terms, and offices and distribution centers leased from The Limited with initial terms of 15 years.

For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At January 29, 2000 and January 30, 1999, this liability amounted to $28.1 million and $26.2 million.

A summary of total minimum rent commitments and the related party portion (see
Note 9) under noncancelable leases follows:

(Thousands)                            Total           Related Party
--------------------------------------------------------------------
2000                                $194,547               $  30,786
2001                                 195,421                  31,104
2002                                 187,255                  30,535
2003                                 171,486                  29,617
2004                                 155,377                  27,889
Thereafter                           551,679                 150,834

5. OTHER ASSETS

Other assets consisted of:

(Thousands)                                         1999        1998
--------------------------------------------------------------------
Goodwill and other intangibles,
   net of accumulated amortization
   of $38,349 and $32,143                       $108,503     $70,312
Other                                             15,533      13,360
--------------------------------------------------------------------
Total other assets                              $124,036     $83,672
--------------------------------------------------------------------

6. ACCRUED EXPENSES

Accrued expenses consisted of:

--------------------------------------------------------------------
(Thousands)                                         1999        1998
--------------------------------------------------------------------
Compensation, payroll taxes and benefits       $  55,774   $  44,939
Deferred revenue                                  68,700      56,500
Taxes, other than income                          14,210      13,789
Interest                                           9,557      13,663
Other                                            100,488     103,701
--------------------------------------------------------------------
Total accrued expenses                         $ 248,729   $ 232,592
--------------------------------------------------------------------

7. INCOME TAXES

The provision for income taxes consisted of:

(Thousands)                            1999         1998        1997
--------------------------------------------------------------------
CURRENTLY PAYABLE
Federal                            $255,600     $207,900    $180,500
State                                52,900       42,400      29,900
--------------------------------------------------------------------
                                    308,500      250,300     210,400
--------------------------------------------------------------------
DEFERRED
Federal                              (2,000)      10,200     (23,600)
State                                  (500)       2,500       3,200
--------------------------------------------------------------------
                                     (2,500)      12,700     (20,400)
--------------------------------------------------------------------
Total provision                    $306,000     $263,000    $190,000
--------------------------------------------------------------------


A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

                                      1999         1998        1997
--------------------------------------------------------------------
Federal income tax rate               35.0%        35.0%       35.0%
State income taxes, net of Federal
   income tax effect                   4.5%         4.5%        4.5%
Other items, net                       0.5%         0.5%        0.6%
--------------------------------------------------------------------
Total                                 40.0%        40.0%       40.1%
--------------------------------------------------------------------

Income taxes payable included net current deferred tax assets of $39.4 million and $38.4 million at January 29, 2000 and January 30, 1999. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $273.2 million, $232.7 million and $236.0 million in 1999, 1998 and 1997.

A summary of the effect of temporary differences that give rise to deferred income taxes follows:

(Thousands)
----------------------------------------------------------------------------
1999                                     Assets     Liabilities        Total
----------------------------------------------------------------------------
Excess of tax over book depreciation          -        $(30,300)    $(30,300)
State income taxes                      $10,400               -       10,400
Inventory                                24,000               -       24,000
Other, net                               34,500               -       34,500
----------------------------------------------------------------------------
Total deferred income taxes             $68,900        $(30,300)    $ 38,600
----------------------------------------------------------------------------

1998
----------------------------------------------------------------------------
Excess of tax over book depreciation          -        $(40,600)    $(40,600)
Special and nonrecurring charge         $ 4,500               -        4,500
State income taxes                        9,900               -        9,900
Inventory                                14,563               -       14,563
Other, net                               47,737               -       47,737
----------------------------------------------------------------------------
Total deferred income taxes             $76,700        $(40,600)    $ 36,100
----------------------------------------------------------------------------

8. LONG-TERM DEBT

Long-term debt consists of notes which represent the Company's proportionate share of certain long-term debt of The Limited. The interest rates and maturities of the notes parallel those of the corresponding debt of The Limited.

Long-term debt consisted of:

----------------------------------------------------------------------------
(Thousands)                                                 1999        1998
----------------------------------------------------------------------------
7 1/2% debentures due March 2023                       $100,000     $100,000
9 1/8% notes due February 2001                          150,000      150,000
8 7/8% notes paid August 1999                                 -      100,000
----------------------------------------------------------------------------

                                                        250,000      350,000
Less current portion of long-term debt                  150,000      100,000
----------------------------------------------------------------------------
                                                       $100,000     $250,000
----------------------------------------------------------------------------

Each of the notes is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The debt of The Limited corresponding to the 7 1/2% debentures maturing in 2023 is subject to early redemption by The Limited at its option beginning in 2003 at specified declining premiums. The other note is not subject to early redemption by The Limited. Interest paid was $36.1 million, $30.3 million and $30.4 million in 1999, 1998 and 1997.

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

The Company's real estate operations, which include all aspects of lease negotiations, ongoing dealings with landlords and developers, and lease and utility payments, are handled centrally by the Real Estate Division of The Limited. Specifically identifiable costs are charged directly to the Company. All other services-related costs not specifically attributable are allocated to the Company based on new and remodeled store construction projects and open retail selling square feet in relation to the totals for The Limited.

The Company's store design and construction operations are coordinated centrally by the Store Planning Division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of new stores and remodels and, upon completion, transfers store assets to the Company at actual cost. Store Planning Division expenses are charged to the Company based on new and remodeled store construction projects and open retail selling square feet in relation to the totals for The Limited.

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

The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. The intercompany account represents an interest-earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve AA Composite 30-day rate. The amount of the intercompany payable to The Limited under these agreements at January 29, 2000 is $23.7 million.

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


The following table summarizes the related party transactions between the Company and The Limited and its wholly-owned subsidiaries:

--------------------------------------------------------------------------------
(Thousands)                                     1999          1998          1997
--------------------------------------------------------------------------------
Mast purchases                              $536,301      $383,193      $360,192
Capital expenditures                         117,613        73,603        75,474
Inbound and outbound freight                  85,241        50,163        45,308
Corporate transactions                        90,992        69,864        51,376
Store leases and other occupancy              30,322        26,223        38,700
Distribution center, MIS and
   home office expenses                       32,882        22,955        17,302
Centrally managed benefits                    53,961        44,064        40,736
Interest charges                              32,017        30,050        30,326
Interest income                                3,405        15,136         8,610
--------------------------------------------------------------------------------

The Company has no arrangements with The Limited that result in the Company's guarantee, pledge of assets or stock to provide collateral for The Limited's debt obligations.

Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems, a 31%-owned venture of The Limited.

10. STOCK OPTIONS AND RESTRICTED STOCK

Under the Company's stock plan, associates may be granted up to 18.4 million restricted shares or options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 1.2 million options in 1999 and 0.2 million options in 1998 had graduated vesting schedules over six years. Options have a maximum term of ten years.

The Company measures compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation expense has been recognized for its "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model discussed below. If compensation expense had been determined based on the estimated fair value of options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on the Company's net income and earnings per diluted share would have been a reduction of approximately $6.4 million or $0.03 per share in 1999, $3.8 million or $0.02 per share in 1998 and $2.8 million or $0.01 per share in 1997.

The weighted average per share fair value of options granted ($13.84, $6.99 and $5.23 during 1999, 1998 and 1997) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997: dividend yields of 1.8%, 2.8% and 3.1%; volatility of 36%, 34% and 27%; risk-free interest rates of 7%, 5% and 6%; assumed forfeiture rates of 20%, 20% and 15%; and expected lives of 5.2 years, 5.6 years and 6.5 years.

RESTRICTED SHARES

Approximately 170,000, 425,000 and 1,514,000 restricted shares were granted in 1999, 1998 and 1997, with market values at date of grant of $6.5 million, $12.9 million and $30.2 million. Restricted stock grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1997, 1,155,000 restricted shares were granted with graduated vesting schedules over six years. These grants included 893,000 restricted shares with performance requirements, all of which have been met.

The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards amounted to $10.4 million, $11.6 million and $10.0 million in 1999, 1998 and 1997.

A summary of stock options outstanding for 1999 is as follows:

                   Options Outstanding                     Options Exercisable
--------------------------------------------------------------------------------
                                Weighted
                                 Average    Weighted                    Weighted
  Range of                     Remaining     Average                     Average
  Exercise         Number    Contractual    Exercise          Number    Exercise
     Price    Outstanding           Life       Price     Exercisable       Price
--------------------------------------------------------------------------------
 $12 - $20      3,905,000            7.1         $18       1,147,000         $17
 $21 - $30      1,359,000            8.1         $25         271,000         $23
 $31 - $40      1,658,000            9.1         $37               -           -
 $41 - $52        294,000            9.4         $44               -           -
--------------------------------------------------------------------------------
 $12 - $52      7,216,000            7.9         $25       1,418,000         $18

A summary of stock option activity follows:

                                                            1999                             1998                             1997
----------------------------------------------------------------------------------------------------------------------------------
                                                        Weighted                         Weighted                         Weighted
                                       Number of         Average        Number of         Average        Number of         Average
                                          Shares    Option Price           Shares    Option Price           Shares    Option Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       5,842,000       $   19.83        4,518,000       $   17.76        1,606,000       $   15.10
Granted                                2,008,000           38.30        1,800,000           24.20        3,228,000           18.90
Exercised                               (503,000)          17.19         (287,000)          15.55          (69,000)          15.25
Canceled                                (131,000)          27.60         (189,000)          18.48         (247,000)          16.74
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             7,216,000       $   24.94        5,842,000       $   19.83        4,518,000       $   17.76
----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end        1,418,000       $   18.23          926,000       $   16.77          439,000       $   15.58
----------------------------------------------------------------------------------------------------------------------------------

11. RETIREMENT BENEFITS

The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $17.2 million, $14.4 million and $12.7 million in 1999, 1998 and 1997.

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

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at January 29, 2000 and January 30, 1999 was $88.9 million and $257.5 million compared to the carrying value of $100.0 million in 1999 and $250.0 million in 1998.

13. SEGMENT INFORMATION

The Company identifies operating segments based on a business's operating characteristics and whether management reports directly to the Chairman. Reportable segments were determined based on the similar economic characteristics of the retail businesses and the similar methods used to distribute products and combine the store-based operations of Victoria's Secret Stores and Bath & Body Works. Due to a change in how the operations of Gryphon are integrated into the retail businesses, including changes in intercompany pricing, Gryphon is now included in the retail segment. All prior periods have been restated to reflect this change. The Catalogue segment consists of the Victoria's Secret Catalogue operations. Sales outside the United States were not significant.

Segment information follows:

(Thousands)
--------------------------------------------------------------------------------------------------------------------------
1999                                     Retail         Catalogue             Other      Reconciling Items           Total
--------------------------------------------------------------------------------------------------------------------------
Net sales                            $3,711,840        $  798,996                 -                      -      $4,510,836
Depreciation and amortization            95,869             8,756                 -                      -         104,625
Operating income (loss)                 825,485            71,564        $ (103,533)                     -         793,516
Total assets                          1,059,297           193,610            92,084                      -       1,344,991
Capital expenditures                    203,387             2,119                10                      -         205,516
--------------------------------------------------------------------------------------------------------------------------

1998
--------------------------------------------------------------------------------------------------------------------------
Net sales                            $3,126,418        $  759,335                 -                      -      $3,885,753
Depreciation and amortization            92,665             8,556                 -                      -         101,221
Operating income (loss)                 697,427            65,113        $  (91,691)                     -         670,849
Total assets                            930,018           179,045           339,014                      -       1,448,077
Capital expenditures                    110,148             9,580             1,815                      -         121,543
--------------------------------------------------------------------------------------------------------------------------

1997
--------------------------------------------------------------------------------------------------------------------------
Net sales                            $2,883,494        $  734,362                 -                      -      $3,617,856
Depreciation and amortization            93,221             6,943        $    6,033                      -         106,197
Operating income (loss)                 591,237            71,508           (99,593)            $  (67,600)*       495,552
Total assets                            825,087           218,335           304,278                      -       1,347,700
Capital expenditures                    102,743            17,619             3,913                      -         124,275
--------------------------------------------------------------------------------------------------------------------------

*INCLUDES SPECIAL AND NONRECURRING CHARGE OF $67.6 MILLION (SEE NOTE 2).

In addition to its operating segments, management also focuses on Victoria's Secret as a brand. Sales of the Victoria's Secret brand grew 13% in 1999 and 6% in 1998 and totaled $2.937 billion in 1999, $2.588 billion in 1998 and $2.436 billion in 1997.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)


Summarized quarterly financial results follow:

(Thousands except per share amounts)

--------------------------------------------------------------------------------
                                       First      Second       Third      Fourth
--------------------------------------------------------------------------------
1999 QUARTERS
Net sales                          $ 877,821  $1,017,109   $ 814,158  $1,801,748
Gross income                         326,592     393,865     315,678     819,650
Net income*                           52,706      88,903      38,443     278,852
NET INCOME PER SHARE:
Basic                              $    0.21  $     0.36   $    0.15  $     1.12
Diluted *                               0.21        0.35        0.15        1.10
--------------------------------------------------------------------------------

1998 QUARTERS
Net sales                          $ 770,868  $  874,708   $ 708,985  $1,531,192
Gross income                         266,857     331,014     267,378     703,442
Net income                            46,827      75,862      39,527     231,983
NET INCOME PER SHARE:
Basic                              $    0.18  $     0.29   $    0.15  $     0.89
Diluted                                 0.18        0.28        0.15        0.88
--------------------------------------------------------------------------------

* IN THE FOURTH QUARTER OF 1999, THE COMPANY CHANGED ITS ACCOUNTING FOR GIFT CERTIFICATES, STORE CREDITS AND LAYAWAY SALES. THE COMPANY FILED AN AMENDED FORM 10-K FOR FISCAL YEAR ENDED JANUARY 30, 1999 TO REFLECT THIS ACCOUNTING CHANGE. PRIOR TO THIS RESTATEMENT, NET INCOME AND NET INCOME PER DILUTED SHARE AMOUNTS REPORTED IN THE COMPANY'S 1999 QUARTERLY
     REPORTS ON FORM 10-Q WERE AS FOLLOWS: FIRST QUARTER, $46.4 MILLION AND $0.19; SECOND QUARTER, $85.8 MILLION AND $0.34; AND THIRD QUARTER, $37.9 MILLION AND $0.15.

         The Company's common stock is traded on the New York Stock Exchange ("IBI"). On January 29, 2000, there were approximately 2,800 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base at approximately 60,000.

MARKET PRICE AND DIVIDEND INFORMATION:

                                            Market Price               Cash
                                      -------------------------    Dividend
FISCAL YEAR END 1999                       High          Low      Per Share
---------------------------------------------------------------------------
4th Quarter                           $43 11/16     $31               $0.14
3rd Quarter                            45 1/2        36 5/8            0.14
2nd Quarter                            51 3/4        42 5/16           0.14
1st Quarter                            48 13/16      37 1/16           0.13
---------------------------------------------------------------------------

FISCAL YEAR END 1998
---------------------------------------------------------------------------
4th Quarter                           $38 5/16      $22 1/16          $0.13
3rd Quarter                            22 5/16       17 5/8            0.13
2nd Quarter                            28 11/16      21 1/16           0.13
1st Quarter                            27 11/16      24 3/4            0.13

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF INTIMATE BRANDS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Intimate Brands, Inc. and its subsidiaries at January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000 (on pages 49 - 60) in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Columbus, Ohio
February 16, 2000